Exhibit 99.3

US $231,000,000
SENIOR SECURED CREDIT AGREEMENT

Dated as of August 19, 2014

 Among

UNITY HOLDING LLC,

as Borrower,

THE INITIAL LENDERS NAMED HEREIN,

as Initial Lenders,

 and

THE OTHER LENDERS FROM TIME TO TIME PARTY HERETO,

as Lenders,

and

WILMINGTON TRUST, NATIONAL ASSOCIATION,

as Administrative Agent

Table of Contents

i

ii

Schedules
Schedule I Schedule II Schedule III Schedule IV Schedule V Schedule VI Schedule VII Schedule VIII
- Term Loan Commitments
- Applicable Lending Offices
- Collateral Vessels; Core Collateral Vessels; Release Amounts
- Subsidiaries of each Loan Party
- [Reserved]
- Certain Environmental Matters
- Vessel Acquisition Closing Deliverables
- Excluded Charters

Exhibits

Exhibit A Exhibit B Exhibit C Exhibit D Exhibit E Exhibit F Exhibit G Exhibit H Exhibit I Exhibit J Exhibit K
- Form of Promissory Note
- Form of Assignment and Acceptance
- Form of Guaranty
- Form of Account Pledge Agreement
- Form of Firs Preferred Ship Mortgage
- Form of Assignment of Insurances
- Form of Assignment of Earnings
- Form of Stock Pledge
- Form of Security Trust Agreement
- Form of Certificate of Compliance
- Form of Borrowing Request

iii

SENIOR SECURED CREDIT AGREEMENT
SENIOR SECURED CREDIT AGREEMENT dated as of August 19, 2014 (this "Agreement") among (i) UNITY HOLDING LLC, a Marshall Islands limited liability company, as borrower (the "Borrower"), (ii) the lenders hereunder as of the Effective Date (as defined below) (the "Initial Lenders") listed on Schedule I hereto, (iii) the other Lenders from time to time party hereto and (iv) WILMINGTON TRUST, NATIONAL ASSOCIATION ("Wilmington"), as administrative agent (together with any successor administrative agent appointed pursuant to Article VII, in such capacity, the "Administrative Agent") for the Secured Parties (as hereinafter defined).
PRELIMINARY STATEMENTS:
(1)            Capitalized terms used in these Preliminary Statements shall have the respective meanings set forth for such terms in Section 1.01 hereof.
(2)            The Borrower has requested the Lenders to provide a multiple-draw term credit facility to the Borrower in the aggregate principal amount of up to $231,000,000 the proceeds of which shall be used by the Borrower, through special purpose vessel owning Subsidiaries of the Borrower, to finance, in part, the acquisition of Collateral Vessels in accordance with the Vessel Purchase Agreement made by and between Star Bulk Carriers Corp., a Marshall Islands corporation and direct parent of the Borrower ("Star Bulk"), as buyer, and Excel Maritime Carriers Ltd., a Liberian corporation ("Excel"), and Christine Shipco Holdings Corp., as sellers (the "Vessel Purchase Agreement"). The Lenders are willing to make the requested credit facility available on the terms and conditions set forth herein. Accordingly, in consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:
ARTICLE I
DEFINITIONS AND ACCOUNTING TERMS
Section 1.01. Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):
"Account Pledge Agreement" means collectively (a) Agreement and Deed of Pledge of Account Bank Receivables relating to the Earnings Account of the Loan Parties, entered into among the Borrower, each Guarantor (other than Star Bulk) and the Security Trustee, dated the Effective Date and substantially in the form of Exhibit D hereto, together with appropriate notices and acknowledgments thereof and (b) any deed of charge or similar agreement with respect to the Earnings Account of any Person who becomes a Guarantor after the date hereof, substantially in the form of Exhibit D hereto (with appropriate changes reasonably acceptable to the Administrative Agent upon the instruction of the Required Lenders), together with appropriate notices and acknowledgments thereof.
"Administrative Agent" has the meaning specified in the recital of parties to this Agreement.
"Administrative Agent's Account" means an account of the Administrative Agent as the Administrative Agent shall specify in writing to the Lenders and the Borrower from time to time.

"Affiliate" means, with respect to any Person, another Person that, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. For purposes of this definition, the term "control" (including the terms "controlling", "controlled by" and "under common control with") of a Person shall mean possession of the power, direct or indirect (i) to vote 20% or more of the securities or other interests having ordinary voting power for the election of directors of such Person or of Persons serving a similar function, or (ii) to direct or cause the direction of the management or policies of such Person, whether through the ability to exercise voting power, by contract or otherwise; provided that in no event will a Lender (in its capacity as a Lender) or any affiliate of a Lender (in its capacity as a Lender) be an Affiliate of any Loan Party for purposes of this Agreement or any other Loan Document.
"Agent Parties" has the meaning specified in Section 8.02 hereof.
"Agreement" has the meaning specified in the recital of parties hereto.

"Anti-Corruption Laws" has the meaning specified in Section 4.01(v) hereof. "Anti-Money Laundering Laws" has the meaning specified in Section 4.01(v) hereof.
"Applicable Lending Office" means, with respect to any Lender, the office of such Lender specified as its "Applicable Lending Office" opposite its name on Schedule II hereto or in the Assignment and Acceptance pursuant to which it became a Lender, or such other office of such Lender as such Lender may from time to time specify to the Borrower and the Administrative Agent.
"Applicable Margin" means (i) for the first six months after the Effective Date (or, if later, after the first Vessel Acquisition Closing Date), 5.00% per annum, and (ii) thereafter, 6.00% per annum.
"Approved Broker" means any of Arrow Valuations, Lorentzen & Stemoco A/S, R.S. Platou Shipbrokers A.S., H. Clarkson & Co. Ltd., Fearnleys A/S, Simpson, Spence & Young Ltd., Braemar Seascope Valuations, Ltd., Maersk Brokers or any other independent shipbroker of international repute reasonably satisfactory to the Borrower and the Administrative Agent.
"Approved Fund" means, with respect to any Lender, any Person (other than a natural Person) that (a)(i) is or will be engaged in the making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course of business or (ii) temporarily warehouses loans for any Lender or any Person described in clause (i) above and (b) is administered or managed by (a) such Lender, (b) an Affiliate of such Lender or (c) an entity or an Affiliate of an entity that administers or manages such Lender.
"Asset Dispositions" has the meaning specified in Section 5.02(e) hereof.
"Assignment and Acceptance" means an assignment and acceptance entered into by a Lender and an Eligible Assignee in accordance with the terms of Section 8.07, and accepted by the Administrative Agent, in substantially the form of Exhibit B hereto.
"Assignment of Charter" means collectively the assignment of each existing or future time or bareboat charter or other similar contract for each Collateral Vessel, in each case that has on or after the applicable Vessel Acquisition Closing Date a term in excess of twelve (12) months, including any renewals (excluding (i) any charter or contract set forth on Schedule VIII and (ii) any charter or contract, the terms of which prohibit, or require consent of the charterer for, such assignment, a consent to assignment from the charterer for which has not been obtained after the applicable Loan Party's expenditure of commercially reasonable efforts to obtain such consent, which, in each such case, shall not be so assigned), granted by the relevant Guarantor in favor of the Administrative Agent, in substantially the form that is the applicable part of Exhibit G hereto, together with appropriate notices and consents relating thereto.
"Assignment of Earnings" means collectively any assignment of earnings entered on or after the Effective Date, in substantially the form of Exhibit G hereto (with appropriate changes reasonably acceptable to the Administrative Agent), covering the Collateral Vessels referenced therein granted by the relevant Guarantors party thereto in favor of the Administrative Agent and together with appropriate notices and acknowledgments thereof.
"Assignment of Insurances" means collectively any assignment of insurances, in substantially the form of Exhibit F hereto (with appropriate changes reasonably acceptable to the Administrative Agent), covering any Collateral Vessels pledged on or after the Effective Date granted by the Borrower or any Loan Party or other Person that has an interest in Collateral Vessel related insurances in favor of the Administrative Agent, together with appropriate notices thereof, consents thereto, and loss payable clauses reasonably satisfactory to the Administrative Agent.
"Bankruptcy Code" means Title 11 of the United States Code entitled "Bankruptcy," as now and hereafter in effect, or any successor statute.
"Base Rate" means, for any day, a rate per annum equal to the highest of (i) the Prime Rate for such day, (ii) the sum of 0.50% plus the Federal Funds Rate for such day and (iii) the LIBOR Rate for a one-month Interest Period plus 1.00%.
"Borrower" has the meaning specified in the recital of parties to this Agreement.
"Borrowing" means a borrowing consisting of Term Loans made by each of the Lenders pursuant to Section 2.01.
"Borrowing Request" means a notice of a Borrowing pursuant to Section 2.02(b), which shall be substantially in the form of Exhibit K.
"Break Funding Costs" means any loss, cost or expense (excluding loss of Applicable Margin or other margin) incurred by the Administrative Agent or any Lender whenever the Borrower makes any prepayment or repayment pursuant to this Agreement or under any other Loan Document on a date that is not the last day of an Interest Period including, without limitation, any loss, cost or expense incurred by reason of the liquidation or reemployment of deposits or other funds by the Administrative Agent or such Lender by reason of receipt of a prepayment or repayment of a Term Loan on a date that is not an Interest Payment Date.
"Business Day" means a day of the year (other than a Saturday or Sunday) on which banks are not required or authorized by law to close in Athens, Greece; Amsterdam, the Netherlands; or New York City, New York, U.S.A.
"Cash Equivalents" means the following (all of which shall be freely disposable and, for the avoidance of doubt none of the following shall be deemed disqualified from being freely disposable by reason of being included in minimum liquidity calculations under this Agreement or any other instrument or agreement relating to any Indebtedness or Guaranty Obligations, or being subject to a Lien): (a) securities with maturities of one year or less from the date of acquisition issued or fully guaranteed or insured by the United States Government or any agency thereof; (b) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition and overnight bank deposits of any Lender and certificates of deposit with maturities of one year or less from the date of acquisition and overnight bank deposits of any other commercial bank whose principal place of business is organized under the laws of any country that is a member of the Organization for Economic Cooperation and Development or has concluded special lending arrangements with the International Monetary Fund associated with its General Arrangements to Borrow, or a political subdivision of any such country, and having capital and surplus in excess of $200,000,000; (c) commercial paper of any issuer rated at the time of such investment at least A-2 by S&P or P-2 by Moody's Investors Service, Inc. with maturities of one year or less from the date of acquisition; (d) additional money market investments with maturities of one year or less from the date of acquisition rated at the time of such investment at least A-1 or AA by S&P or P-1 or Aa by Moody's Investors Service, Inc.; (e) tax-exempt debt obligations of any State of the United States or of any county or other municipal governmental subdivision of any State of the United States with maturities of one year or less from the date of acquisition rated at the time of such investment at the highest investment grade rating by S&P or by Moody's Investors Service, Inc., or publicly traded or open-end bond funds that invest exclusively in such tax-exempt debt obligations; and (f) currencies other than Dollars held from time to time in the ordinary course of business.
"Certificate of Compliance" means a certificate executed by a Responsible Officer of the Borrower in substantially the form of Exhibit J hereto.
"Change in Law" means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Authority or (c) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) by any Governmental Authority; provided that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a "Change in Law", regardless of the date enacted, adopted or issued.
"Change of Control" means (a) the acquisition of ownership, directly or indirectly, beneficially or of record by any "person" or "group" (within the meaning of Sections 13(d) and 14(d) under the Exchange Act), other than Permitted Holders, of Equity Interests representing more than 40% of the aggregate ordinary voting power represented by the issued and outstanding Equity Interests of Star Bulk on a fully diluted basis; (b) occupation of a majority of the seats (other than vacant seats) on the board of directors of Star Bulk by Persons who were neither (i) nominated by the board of directors of Star Bulk or Permitted Holders nor (ii) appointed by directors so nominated; or (c) Star Bulk ceases to directly or indirectly own and control 100% of the ordinary voting and economic power of the Borrower.
"Chartered Company" has the meaning specified in the Vessel Purchase Agreement, but excludes for purposes of the Loan Documents, Christine Shipco LLC.

"Chartered SPV Interests" has the meaning specified in the Vessel Purchase Agreement, but excludes for purposes of the Loan Documents, the Equity Interests in Christine Shipco LLC.
"Collateral" means the Collateral Vessels and all other property of the Borrower and the Guarantors (excluding Star Bulk) securing any of the Credit Obligations.
"Collateral Documents" means the Guaranty, the Ship Mortgages, the Assignment of Earnings, the Assignment of Insurances, any Assignment of Charter from time to time, the Account Pledge Agreement, the Manager's Undertakings, the Stock Pledge, the Security Trust Agreement and any other agreement that creates or purports to create a Lien in favor of the Administrative Agent or the Security Trustee for the benefit of the Secured Parties.
"Collateral Vessels" means the vessels listed as "Collateral Vessels" on Schedule III hereto, as such schedule may be amended from time to time or in accordance with the provisions of Section 5.02(e) or 5.04(b) hereof or Schedule VII hereof, that are owned by a Guarantor (other than Star Bulk), provided that the Administrative Agent (in its capacity as Administrative Agent or Security Trustee) shall have at all times a first priority (subject to Permitted Collateral Liens) and perfected Lien on each such Collateral Vessel, provided further that each such Collateral Vessel is duly documented, in the name of a Guarantor as owner, under the laws and flag of the Republic of the Marshall Islands or such other jurisdiction as is satisfactory to the Required Lenders in their reasonable discretion.
"Commodity Exchange Act" shall mean the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.
"Confidential Information" means all information furnished to the Administrative Agent or any other Secured Party by or on behalf of any Loan Party or Star Bulk that is designated in writing as confidential, other than any such information that is or becomes generally available to the public or that is or becomes available to the Administrative Agent or such Lender on a non-confidential basis from a source other than the Loan Parties or any of their Subsidiaries or Star Bulk (provide that such source acquired such information in a lawful manner) or any of their respective agents, representatives or advisors.
"Connection Income Taxes" means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.
"Consolidated" refers to the consolidation of accounts in accordance with US GAAP.
"Core Collateral Vessel" means a Collateral Vessel listed on Schedule III as a "Core Collateral Vessel".
"Credit Obligations" means, collectively, the Obligations of the Borrower, the other Loan Parties and Star Bulk under the Loan Documents, or the Obligations of any Loan Party or Star Bulk under any Loan Document to which it is a party, including, without limitation, (a) the obligation to pay principal, interest (including interest accruing on or after the filing of any petition in bankruptcy or the commencement of any insolvency, reorganization or like proceeding, relating to the Borrower, Star Bulk or any other Loan Party, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding), charges, expenses, fees, attorneys' fees and disbursements, indemnities, amounts due under any Swap Agreement, and other amounts payable by Star Bulk or such Loan Party under any Loan Document and the performance by Star Bulk and each such Loan Party of its respective obligations under any Loan Document, and (b) the obligation of Star Bulk or such Loan Party to reimburse any amount in respect of any of the foregoing that any Lender, in its sole discretion, may elect to pay or advance on behalf of Star Bulk or such Loan Party; provided that the Credit Obligations shall not include any Excluded Swap Obligations.
"Default" means any Event of Default or any event that would constitute an Event of Default but for the requirement that notice be given or time elapse or both.
"Default Rate" has the meaning specified in Section 2.04(b) hereof.
"Dollars," "USD" and the "$" sign each means lawful money of the United States.
"Earnings Account" means collectively, the accounts opened and maintained by the Borrower and each Vessel Owning Subsidiary with ABN AMR0 Bank N.V. or another bank reasonably satisfactory to the Required Lenders and the Administrative Agent to which the hires, freights, pool income and others sums payable in respect of a Collateral Vessel are credited and from which such Collateral Vessel's operating expenses are deducted.
"EBITDA" means, for any period, the operating income of the Group plus the sum of (a) depreciation expense, (b) amortization expense, (c) dry-docking and special surveys' cost, (d) stock-based compensation expense and (e) non-recurring and non-cash items, as long as they are included in the calculation of the operating income, in each case, as reflected in the Consolidated "Statement of Operations" of the Group for such period prepared in accordance with US GAAP; provided, that EBITDA shall be calculated on a rolling basis for the four (4) fiscal quarters most recently ended for which financial statements are required to have been delivered pursuant Section 5.03(b) or (c) hereof.
"Effective Date" means the date on which the conditions set forth in Section 3.01 hereof are satisfied (or waived in accordance with Section 8.01 hereof).
"Effective Date Appraisals" means the three appraisals of the Collateral Vessels made by each of Arrow Valuations, H. Clarkson & Co Ltd. and VesselsValue.com and delivered to the Initial Lenders on July 21, 2014.
"Eligible Assignee" means (i) a Lender; (ii) an Affiliate of a Lender; (iii) an Approved Fund; and (iv) any other commercial bank, financial institution or other lender that, unless an Event of Default has occurred and is continuing at the time any assignment is effected in accordance with Section 8.07 hereof, is agreed to by the Borrower (such agreement not to be unreasonably withheld or delayed).
"Embargo Laws" has the meaning specified in Section 4.01(v) hereof.
"Environmental Action" means any action, suit, demand, demand letter, claim, notice of non-compliance or violation, notice of liability or potential liability, investigation, proceeding, consent order or consent agreement relating in any way to any Environmental Law, Environmental Permit or Hazardous Materials or arising from alleged injury or threat of injury to public health, public safety (as such alleged injury or threat of injury to public health or public safety is related to exposure to Hazardous Materials) or the environment, including, without limitation, (a) by any governmental or regulatory authority for enforcement, cleanup, removal, response, remedial or other actions or damages and (b) by any governmental or regulatory authority or any third party for damages, contribution, indemnification, cost recovery, compensation or injunctive relief.
"Environmental Law" means any statute, law, ordinance, rule, regulation, code, order, writ, judgment, injunction, decree or judicial or agency interpretation, policy or guidance relating to pollution or protection of the environment, health (as it is related to exposure to Hazardous Materials), safety (as it is related to exposure to Hazardous Materials) or natural resources, including, without limitation, those relating to the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Materials.
"Environmental Permit" means any permit, approval, identification number, license or other authorization required under any Environmental Law.
"Equity Interests" means, with respect to any Person, shares of equity interests of (or of membership interests or other ownership or profit interests in) such Person, warrants, options or other rights for the purchase or other acquisition from such Person of shares of equity interests of (or of membership interests or other ownership or profit interests in) such Person, securities convertible into or exchangeable for shares of equity interests of (or of membership interests or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or other acquisition from such Person of such shares (or of membership interests or such other interests), and other ownership or profit interests in such Person (including, without limitation, partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are authorized or otherwise existing on any date of determination.
"ERISA" means the United States Employee Retirement Income Security Act of 1974, as
amended from time to time, and the regulations promulgated and rulings issued thereunder.
"ERISA Affiliate" means any Person that for purposes of Title IV of ERISA is a member of any Loan Party's controlled group, or a trade or business under common control with any Loan Party, within the meaning of Section 414(b) or 414(c) of the Internal Revenue Code.
"ERISA Affiliate Multiemployer Plan" means any Multiemployer Plan to which any ERISA Affiliate (other than any Loan Party) is making or accruing an obligation to make contributions, or has within any of the preceding five (5) plan years made or accrued an obligation to make contributions.
"ERISA Affiliate Plan" means any Plan that is maintained for employees of any ERISA Affiliate (other than employees of a Loan Party) or that was so maintained and in respect of which any ERISA Affiliate (other than a Loan Party) could have liability under Section 4064 or 4069 of ERISA in the event such Plan has been or were to be terminated.
"ERISA Event" means (a) (i) the occurrence of a reportable event, within the meaning of Section 4043(c) of ERISA, with respect to any Plan unless the thirty (30) day notice requirement with respect to such event has been waived by the PBGC, or (ii) the requirements of subsection (1) of Section 4043(b) of ERISA (without regard to subsection (2) of such Section) are met with a contributing sponsor, as defined in Section 4001(a)(13) of ERISA, of a Plan, and an event described in paragraph (9), (10), (11), (12) or (13) of Section 4043(c) of ERISA is reasonably expected to occur with respect to such Plan within the following thirty (30) days; (b) the application for a minimum funding waiver with respect to a Plan pursuant to Section 412(c) of the Internal Revenue Code or Section 303 of ERISA; (c) the provision by the administrator of any Plan of a notice of intent to terminate such Plan pursuant to Section 4041(a)(2) of ERISA (including any such notice with respect to a plan amendment referred to in Section 4041(e) of ERISA); (d) the cessation of operations at a facility of the Borrower or any ERISA Affiliate in the circumstances described in Section 4062(e) of ERISA; (e) the withdrawal by the Borrower or any ERISA Affiliate from a Multiple Employer Plan during a plan year for which it was a substantial employer, as defined in Section 4001(a)(2) of ERISA; (f) the imposition of a lien under Section 302(f) of ERISA with respect to any Plan; (g) the adoption of an amendment to a Plan requiring the provision of security to such Plan pursuant to Section 307 of ERISA; or (h) the institution by the PBGC of proceedings to terminate a Plan pursuant to Section 4042 of ERISA, or the occurrence of any event or condition described in Section 4042 of ERISA that constitutes grounds for the termination of, or the appointment of a trustee to administer, a Plan, provided that the occurrence of any event or condition described in Section 4042(a)(4) of ERISA shall be an ERISA Event only if the PBGC has notified the Borrower that it intends to initiate proceedings to terminate a Plan pursuant to Section 4042(a)(4).

"Events of Default" has the meaning specified in Section 6.01 hereof.

"Excel" has the meaning specified in the Preliminary Statements.
"Excel Credit Facility" means the Amended and Restated Senior Secured Credit Facility dated as of February 14, 2014 among Excel Maritime Carriers Ltd., the lenders party thereto and Wilmington Trust (London) Limited, as Administrative Agent.

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

"Excluded Subsidiary" has the meaning specified in Section 8.10(c).
"Excluded Swap Obligation" means , with respect to any Guarantor, any Swap Obligation if, and to the extent that, all or a portion of the Guaranteed Obligations of such Guarantor of, or the grant by any Loan Party of a security interest to secure, such Swap Obligation (or any Guaranteed Obligations in respect thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) (a) by virtue of such Guarantor's failure for any reason to constitute an "eligible contract participant" as defined in the Commodity Exchange Act and the regulations thereunder at the time the Guaranteed Obligations of such Guarantor or the grant of such security interest becomes or would become effective with respect to such Swap Obligation or (b) in the case of a Swap Obligation subject to a clearing requirement pursuant to Section 2(h) of the Commodity Exchange Act (or any successor provision thereto), because such Guarantor is a "financial entity," as defined in Section 2(h)(7)(C)(i) of the Commodity Exchange Act (or any successor provision thereto), at the time the Guaranteed Obligations of such Guarantor becomes or would become effective with respect to such related Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such Guaranteed Obligations or security interest is or becomes illegal.
"Excluded Taxes" means any of the following Taxes imposed on or with respect to the Administrative Agent or any Lender, or required to be withheld or deducted from a payment to the Administrative Agent or any Lender: (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profit Taxes, in each case, (i) imposed as a result of such recipient being incorporated or otherwise organized under the laws of, or having its principal office, or (in the case of any Lender) its Applicable Lending Office located in, the jurisdiction imposing such Tax (or any political subdivision thereof), or (ii) that are Other Connection Taxes; (b) in the case of a Lender, U.S. federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the Loan (other than pursuant to an assignment request by the Borrower under Section 2.14) or (ii) such Lender changes its Applicable Lending Office, except in each case to the extent that, pursuant to Section 2.13, amounts with respect to such Taxes were payable either to such Lender's assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its Applicable Lending Office; (c) Taxes imposed as a result of the Administrative Agent's or such Lender's failure to provide the documentation requested by the applicable Loan Party in accordance with Section 2.12(e) hereof; and (d) any U.S. federal withholding Taxes imposed under FATCA.
"Facility" means the Term Loans provided under this Agreement.
"Fair Market Value" of a Collateral Vessel at any time shall be the arithmetic mean of appraisals obtained from two (2) Approved Brokers selected by the Borrower, determined on the basis of a charter-free arm's-length transaction between a willing and able buyer and seller not under duress; provided that, (a) from the Effective Date until the first appraisals of the Collateral Vessels are delivered under Section 5.01(1) hereof, the Fair Market Value of the Collateral Vessels shall be the average of the fair market values of such Collateral Vessel set forth in the three Effective Date Appraisals, and (b) thereafter, unless the context otherwise requires, the Fair Market Value of a Collateral Vessel shall be the amount set forth in the appraisals most recently obtained in accordance with the terms of Section 5.01(1) hereof. The Fair Market Value of any Collateral Vessel that is a Total Loss shall be zero.
"FATCA" means Sections 1471 through 1474 of the Internal Revenue Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the Internal Revenue Code, and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the Internal Revenue Code.
"Federal Funds Rate" means, for any period, a fluctuating interest rate per annum equal for each day during such period to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average of the quotations at approximately 11:00 a.m. (New York time) on such day on such transactions received by the Administrative Agent from three (3) Federal funds brokers of recognized standing selected by the Administrative Agent.
"Final Borrowing" means the last Borrowing of Term Loans hereunder, as notified by the Borrower to the Agent in accordance with Section 3.02(d)(ii) hereof.
"Financing Lease" means any lease which, in accordance with US GAAP, has been or will be required to be recorded as a capitalized lease on the books of the lessee, in each case taken at the amount thereof accounted for as indebtedness in accordance with US GAAP.

"Governmental Authority" means any nation or government, any state or other political subdivision thereof, any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative functions of or pertaining to government, any securities exchange and any self-regulatory organization.
"Governmental Authorization" means any authorization, approval, consent, franchise, license, covenant, order, ruling, permit, certification, exemption, notice, declaration or similar right, undertaking or other action of, to or by, or any filing, qualification or registration with, any Governmental Authority.
"Group" means the Loan Parties.
"Guaranteed Obligations" has the meaning assigned to such term in each Guaranty.
"Guarantor" means (i) each Vessel Owning Subsidiary, (ii) each other Subsidiary that becomes a party to the Guaranty pursuant to the terms hereof and thereof, and (iii) Star Bulk.
"Guaranty" means the Guaranty executed by the Guarantors dated as of the Effective Date, in substantially the form of Exhibit C, together with any joinder thereto in accordance with the terms thereof.
"Guaranty Obligation" means, as to any Person (the "guaranteeing person"), any obligation of (i) the guaranteeing person or (ii) another Person (including, without limitation, any bank under any letter of credit) to induce the creation of which the guaranteeing person has issued a reimbursement, counterindemnity or similar obligation, in either case if such obligation is guaranteeing or in effect guaranteeing any Indebtedness, or leases, dividends or other obligations which are substitutes for or equivalents of Indebtedness (the "primary obligations") of any other third Person (the "primary obligor") in any manner, whether directly or indirectly, including, without limitation, any obligation of the guaranteeing person, whether or not contingent, (A) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (B) to advance or supply funds (1) for the purchase or payment of any such primary obligation or (2) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (C) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (D) otherwise to assure or hold harmless the owner of any such primary obligation against loss in respect thereof; provided, however, that the term Guaranty Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business. The amount of any Guaranty Obligation of any guaranteeing person shall be deemed to be the lower of (x) an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guaranty Obligation is made and (y) the maximum amount for which such guaranteeing person may be liable pursuant to the terms of the instrument embodying such Guaranty Obligation, unless such primary obligation and the maximum amount for which such guaranteeing person may be liable are not stated or determinable, in which case the amount of such Guaranty Obligation shall be such guaranteeing person's maximum reasonably anticipated liability in respect thereof as determined by the Borrower in good faith.
"Hazardous Materials" means (a) petroleum and petroleum products, byproducts or breakdown products, radioactive materials, asbestos-containing materials, polychlorinated biphenyls and radon gas and (b) any other chemicals, materials or substances designated, classified or regulated as hazardous or toxic or as a pollutant or contaminant under any Environmental Law.

"IMO" means the International Maritime Organization.
"Indebtedness" of any Person at any date means, without duplication, (a) all indebtedness of such Person for borrowed money (other than current trade liabilities, customer advances and customer deposits incurred in the ordinary course of business and payable in accordance with customary practices) or which is evidenced by a note, bond, debenture or similar instrument, (b) the portion of the obligations of such Person under Financing Leases included as indebtedness on the balance sheet of such Person in accordance with US GAAP (subject to the limitations set forth in the definition of "Financing Leases"), (c) the portion of the obligations of such Person in respect of acceptances issued or created for the account of such Person included as indebtedness on the balance sheet of such Person in accordance with US GAAP, and (d) all reimbursement or counter indemnity obligations of such Person in respect of amounts already paid under letters of credit, guarantees or similar instruments backing another Person's obligations of the types described in the foregoing clauses (a), (b) and (c).

"Indemnified Costs" has the meaning specified in Section 7.05 hereof.

"Indemnified Party" has the meaning specified in Section 8.04(b) hereof.
"Indemnified Taxes" means (a) Taxes, other than Excluded Taxes, with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Documents, and (b) to the extent not otherwise described in clause (a) above, Other Taxes.
"Initial Lenders" has the meaning specified in the recital of parties to this Agreement.
"Inter Company Charter" means in respect of any Collateral Vessel, any bareboat, time or other charter between a Loan Party and another Loan Party or Affiliate thereof.
"Interest Payment Date" means (a) with respect to any Term Loan, the last day of each Interest Period applicable to such Term Loan; provided that (i) if any Interest Period for any Term Loan exceeds one month, the respective dates that fall every one (1) month after the beginning of such Interest Period shall also be Interest Payment Dates and (ii) whenever an Interest Payment Date would otherwise occur on a day other than a Business Day, such Interest Payment Date shall be extended to occur on the next succeeding Business Day; provided, however, that, if such extension would cause such Interest Payment Date to occur in the next following calendar month, such Interest Payment Date shall occur on the next preceding Business Day, and (b) with respect to each Term Loan, the Maturity Date.
"Interest Period" means, for any Term Loan, (a) the period commencing on the date of borrowing of such Term Loan and ending on the fifteenth (15th) day of the calendar month immediately following the calendar month in which the Effective Date occurs and (b) thereafter, each subsequent period commencing on the first day after the last day of the immediately preceding Interest Period and ending on the last day of the period selected by the Borrower in accordance with the provisions below. The duration of each such Interest Period (other than the initial Interest Period) shall be one, two, three or six months, or such other period as all Lenders of the applicable Term Loan may agree, as the Borrower may, upon notice received by the Administrative Agent not later than 2:00 P.M. (New York time) on the third Business Day prior to the first day of such Interest Period, select; provided, that (i) from and after the date of the Final Borrowing, there shall not be more than five (5) Interest Periods in effect in respect of the Term Loans, (ii) no Interest Period in respect of any Term Loan shall extend beyond the Maturity Date, (iii) if the Borrower fails to choose the duration of an Interest Period in a timely manner, such next following Interest

Period shall be one (1) month, and (iv) whenever the last day of any Interest Period (including the initial Interest Period) would otherwise occur on a day other than a Business Day, the last day of such Interest Period shall be extended to occur on the next succeeding Business Day; provided, however, that, if such extension would cause the last day of such Interest Period to occur in the next following calendar month, the last day of such Interest Period shall occur on the next preceding Business Day.
"Internal Revenue Code" means the United States Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated and rulings issued thereunder.
"Interpolated Rate" means, at any time, the rate per annum determined by the Administrative Agent (which determination shall be conclusive and binding absent manifest error), to be equal to the rate that results from interpolating on a linear basis between: (a) the Screen Rate for the longest period that is shorter than the Applicable Period and (b) the Screen Rate for the shortest period that exceeds the Applicable Period, in each case, at such time.
"Investments" has the meaning specified in Section 5.02(1) hereof.
"Insurance Advisor" means the independent insurance advisor appointed by the Administrative Agent on the instruction of the Required Lenders.
"IRS" means the United States Internal Revenue Service.
"ISM Code" means the International Management Code for the Safe Operation of Ships and for Pollution Prevention as adopted by the IMO, as the same may be amended from time to time.
"ISPS Code" means the International Ship and Port Facility Security Code as adopted by the International Maritime Organization, as the same may be amended or supplemented from time to time.
"ISSC" means a valid and current International Ship Security Certificate issued under the ISPS Code.
"Judgment Currency" has the meaning specified in Section 8.16 hereof.
"Lender Affiliate" means any Lender who would, if the proviso to the definition of the term "Affiliate" is ignored, be an Affiliate of the Borrower or any Subsidiary of the Borrower.
"Lenders" means the Initial Lenders, subject to Section 8.07, and each Person that shall become a party hereto as a lender in accordance with the terms of Section 8.07 hereof.
"LIBOR" means, for any Interest Period, (a) the London interbank offered rate as administered by ICE Benchmark Administration Limited (or any other Person that takes over the administration of such rate) for the applicable currency for a period equal in length to such Interest Period as displayed on the applicable Reuters Screen that displays such rate (or, in the event such rate does not appear on a Reuters page or screen, on any successor or substitute page on such screen that displays such rate, or on the appropriate page of such other information service that publishes such rate from time to time as selected by the Administrative Agent, as applicable, in its reasonable discretion) (in each case, the "Screen Rate") at approximately 11:00 A.M., London time, on the Quotation Day; provided, that, if the applicable Screen Rate shall not be available at such time for such Interest Period (an "Applicable Period") with respect to the applicable currency, then the Eurodollar Base Rate shall be the Interpolated Rate at such time.
"Lien" means any lien, security interest or other charge or encumbrance of any kind, including, without limitation, the lien or retained security title of a conditional vendor.
"Loan Documents" means this Agreement, the Notes, the Collateral Documents and any Swap Agreement.
"Loan Parties" means the Borrower and each Guarantor (other than Star Bulk).
"Manager" means (a) with respect to technical management, (i) Star Bulk S.A., an Affiliate of the Borrower and (ii) with respect to the Collateral Vessels m/v SANDRA and m/v LOWLANDS BEILUN, Maryville, until the expiration or termination of the time charter that is in effect on the Vessel Acquisition Closing Date with respect to such Collateral Vessel, (b) with respect to commercial management, Interchart Shipping Inc., or (c) any successor manager appointed with the prior written consent of the Administrative Agent (given at the direction of the Required Lenders in their sole discretion) in accordance with the terms of Section 5.01(n)(iii) hereof.
"Manager's Undertakings" means, collectively, the undertakings provided by the Manager with respect to each Collateral Vessel acquired on or after the Effective Date, including, in each case, inter alia, a statement reasonably satisfactory to the Administrative Agent and the Required Lenders that any lien in favor of the Manager with respect to a Collateral Vessel is subject and subordinate to the Ship Mortgages.

"Market Disruption Event" has the meaning specified in Section 2.04(c) hereof.

"Maryville" means Maryville Maritime Inc., a Liberian corporation.
"Material Adverse Effect" means a material adverse effect on (a) the business, financial condition, assets or operations of the Group taken as a whole, or (b) the rights and remedies of the Administrative Agent, the Security Trustee or any other Secured Party under any Loan Document.
"Maturity Date" means the eighteenth month anniversary of the Effective Date, provided, however, that if such date is not a Business Day, the Maturity Date shall be the next preceding Business Day.
"Multiemployer Plan" means a multiemployer plan, as defined in Section 4001(a)(3) of ERISA, that is subject to the provisions of Title IV of ERISA or Section 412 of the Internal Revenue Code or Section 302 of ERISA and to which a Loan Party or any ERISA Affiliate is making or accruing an obligation to make contributions, or has within any of the preceding five (5) plan years made or accrued an obligation to make contributions.
"Multiple Employer Plan" means a single employer plan, as defined in Section 4001(a)(15) of ERISA, that is subject to the provisions of Title N of ERISA or Section 412 of the Internal Revenue Code or Section 302 of ERISA and (a) is maintained for employees of a Loan Party or any ERISA Affiliate and at least one Person other than the Loan Party and the ERISA Affiliates or (b) was so maintained and in respect of which the Loan Party or any ERISA Affiliate could have liability under Section 4064 or 4069 of ERISA in the event such plan has been or were to be terminated.

"Net Cash Proceeds" means, (a) in the case of any Asset Disposition, the aggregate cash proceeds received by any Loan Party in respect of such Asset Disposition, net of the direct costs and expenses relating to such Asset Disposition, including (i) legal, accounting and investment banking fees, and brokerage and sales commissions, (ii) taxes paid or estimated in good faith to be payable as a result thereof, (iii) the principal amount, premium or penalty, if any, interest and other amounts on any Indebtedness or other obligations permitted hereunder that are secured by a Permitted Lien on the assets subject to such Asset Disposition and that is required to be repaid in connection with such Asset Disposition (other than Indebtedness under the Loan Documents) and (iv) any deduction of appropriate amounts to be provided by any Loan Party as a reserve in accordance with GAAP in respect of (A) the sale price of the assets that are the subject of such Asset Disposition (including in respect of any evaluation of such assets) or (B) any liabilities or indemnification obligations associated with the assets disposed of in such transaction and retained by any Loan Party after such sale or other disposition thereof and (b) in the case of any incurrence of Indebtedness, the aggregate cash proceeds received by any Loan Party from such incurrence, net of legal, accounting and investment banking fees, underwriting discounts and commissions and other reasonable fees and expenses actually incurred in connection therewith.
"Non-core Collateral Vessel" means a Collateral Vessel that is not a Core Collateral Vessel.
"Note" means a promissory note of the Borrower payable to a Lender in substantially the form of Exhibit A hereto with respect to such Lender's Term Loan Commitments and Term Loans, evidencing the initial amount of such Lender's Term Loan Commitments, as further set forth in Section 2.05 hereof.
"Obligations" means, with respect to any Person, any payment, performance or other obligation of such Person of any kind, including, without limitation, any liability of such Person on any claim, whether or not the right of any creditor to payment in respect of such claim is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, disputed, undisputed, legal, equitable, secured or unsecured, and whether or not such claim is discharged, stayed or otherwise affected by any proceeding referred to in Section 6.01(f) hereof.
"OFAC" has the meaning specified in Section 4.01(v) hereof.
"Other Connection Taxes" means, with respect to the Administrative Agent or any Lender, Taxes imposed as a result of a present or former connection between such recipient and the jurisdiction imposing such Tax (other than connections arising from such recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any loan or Loan Document).
"Other Taxes" means any and all present or future stamp, court, mortgage, intangible, recording, filing, documentary, or similar Taxes arising from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document or from the execution, delivery, performance or enforcement of, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 2.14).
"Participant" has the meaning specified in Section 8.07(e) hereof.
"Participant Register" has the meaning specified in Section 8.07(g) hereof.

"Patriot Act" has the meaning specified in Section 8.11 hereof.
"Payment Date" means each March 15, June 15, September 15, and December 15 commencing March 15, 2015, up to and including the Maturity Date (and subject to the provisions of Section 2.06 hereof); provided that whenever a Payment Date would otherwise occur on a day other than a Business Day, such Payment Date shall be extended to occur on the next succeeding Business Day.
"Permitted Business" has the meaning specified in Section 5.01(s) hereof
"Permitted Collateral Liens" means (a) with respect to any Collateral Vessel, any Permitted Liens; provided that any such Permitted Lien may only be senior in priority to the Liens on such Collateral Vessel granted under the Ship Mortgages by operation of law and (b) with respect to any other Collateral, any Permitted Lien.
"Permitted Holders" means, collectively, Oaktree Capital Management, L.P. and its Affiliates.
"Permitted Lien" has the meaning specified in Section 5.02(b)(i) hereof.
"Permitted Refinancing Transaction" means a transaction pursuant to which a Subsidiary of the Borrower incurs Indebtedness, the net proceeds of which are used to refinance the outstanding Term Loans in part, and not in whole; provided that, (i) such Indebtedness is to be secured by one or more of the Core Collateral Vessels, (ii) the Net Cash Proceeds of such Indebtedness shall be in excess of the aggregate of the Release Amounts for the Core Collateral Vessels described in clause (i) above with respect to such Permitted Refinancing Transaction, (iii) after giving effect to the release of the Vessel Owning Subsidiaries with respect to such Core Collateral Vessels contemplated by Section 8.10(c), no Loan Party (other than the Borrower) shall have any liability in respect of such Indebtedness, (iv) the Borrower shall have delivered to the Administrative Agent not less than ten (10) Business Days (or such shorter period as the Administrative Agent may reasonably determine) prior to the consummation of such Permitted Refinancing Transaction a certificate signed by an authorized signatory or attorney of the Borrower, setting forth a brief description of the Permitted Refinancing Transaction, an estimate of the net cash proceeds to be received therefrom, the Core Collateral Vessels described in clause (i) above and the estimated date on which the Permitted Refinancing Transaction is to be consummated and (v) both before and after giving effect to the consummation of such Permitted Refinancing Transaction and related releases of Guarantors and Collateral contemplated by Section 8.10(c), no Default or Event of Default shall have occurred and be continuing and the Borrower shall be in compliance on a pro forma basis with the covenants set forth in Section 5.04.
"Person" means an individual, partnership, corporation (including a business trust), joint stock company, trust, unincorporated association, joint venture, limited liability company or other entity of whatever nature, or a Governmental Authority.

"Plan" means a Single Employer Plan or a Multiple Employer Plan. "Platform" has the meaning specified in Section 8.02 hereof
"Prime Rate" means, for any day, a floating rate of interest per annum equal to the rate last quoted by the Wall Street Journal (or another national publication reasonably selected by the Administrative Agent) as the "prime rate" in the United States. Any change in such rate quoted by the Wall Street Journal shall take effect at the opening of business on the day such change in rate is quoted by such publication.
"Process Agent" has the meaning specified in Section 8.15 hereof.
"Prohibited Country" means (a) any state, country or jurisdiction which is subject to any Embargo Laws which would have the effect of prohibiting the sale, lease, charter, or voyage of a vessel to or from such country or otherwise cause the Administrative Agent, Security Trustee, Lenders, Borrower or any of the Borrower's Subsidiaries to be in contravention of any applicable Embargo Laws, (b) any country to which voyages are not covered under the insurances required to be maintained by the Borrower or any of the Borrower's Subsidiaries or (c) any country which the Administrative Agent determines, on its own or upon the direction of the Required Lenders, now or in the future due to a change in law or circumstances, that voyages to such country would materially prejudice the Administrative Agent's or the Security Trustee's ability to enforce the remedies or realize the benefits of the Liens and rights established under this Agreement and the Collateral Documents. The parties hereto hereby agree that the following countries, without limitation, are designated Prohibited Countries: Cuba, Iran, Syria, Sudan and North Korea.
"Prohibited Person" means any individual or entity: (a) with whom the Borrower or any of its Subsidiaries is prohibited or restricted in engaging in transactions or exporting goods or services to under the Embargo Laws, including without limitation a Person who by reason of being a resident of, domiciled in, organized under the laws of Prohibited Country has the effect of making such person subject to applicable Embargo Laws or (b) who is designated on any United Nations Security Council Resolution or any European Union or United States list, order, or other published designation of terrorists, narcotics traffickers, proliferators of weapons of mass destruction or other lists of barred or restricted entities or individuals including without limitation OFAC' s list of Specially Designated Nationals.
"Reference Banks" means three (3) banks selected by the Administrative Agent and approved by the Borrower (such approval not to be unreasonably withheld).
"Register" has the meaning specified in Section 8.07(c) hereof
"Regulation U" means Regulation U of the Board of Governors of the United States Federal Reserve System.
"Release Amount" means, with respect to any Core Collateral Vessel, the dollar amount set forth opposite the name of such Core Collateral Vessel in the column "Release Amount" on Schedule III hereto.
"Required Lenders" means at any time Lenders owed or holding Term Loans constituting greater than sixty six and two-thirds percent (66-2/3%) of the aggregate principal amount of the Term Loans outstanding at such time.
"Required Non-Affiliate Lenders" means Lenders (other than Lender Affiliates) holding a majority of the outstanding Term Loans held by Lenders (other than Lender Affiliates).
"Requirement of Law" means, as to any Person, the certificate of incorporation and by-laws or other organizational or governing documents of such Person, and any law, treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.
"Responsible Officer" means, with respect to any Person, its chief executive officer, president, general counsel, any senior vice president or any corporate vice president having familiarity with the matters in respect of which such corporate vice president is acting as a Responsible Officer under this Agreement, or, with respect to financial matters, the chief financial officer, treasurer or chief accounting officer of such Person, or with respect to any manager-managed limited liability company, a Responsible Officer of the manager of such limited liability company.
"S&P" means Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. and any successor thereto.
"Scheduled Vessel" means, collectively, the vessels set forth on Annex A to the Vessel Purchase Agreement.
"SEC" means the United States Securities and Exchange Commission or any successor thereto.
"Secured Parties" means the Administrative Agent, the Security Trustee, the Lenders and any Swap Providers.
"Security Trust Agreement" means the Security Trust Agreement dated as of the Effective Date between the Administrative Agent and Wilmington whereby Wilmington agrees to act as Security Trustee and "Mortgagee", as applicable, on behalf of the Secured Parties with respect to holding the Ship Mortgages and acting as "Chargee" or "Pledgee", as the case may be, under the Account Pledge Agreement, in substantially the form of Exhibit I hereto.
"Security Trustee" means Wilmington in its capacity as security trustee under the Security Trust Agreement.
"Ship Mortgage" means, with respect to (a) any Republic of the Marshall Islands flag Collateral Vessel pledged on or after the Effective Date, a first preferred ship mortgage in favor of the Security Trustee, in each case, substantially the form of Exhibit E hereto (with appropriate changes reasonably satisfactory to the Administrative Agent) or (b) a Collateral Vessel under the flag of any other jurisdiction, a first priority (subject to Permitted Collateral Liens) ship mortgage or statutory mortgage and related deed of covenants containing substantially similar provisions as those set forth in Exhibit E hereto or otherwise in form and substance reasonably satisfactory to the Administrative Agent.
"Single Employer Plan" means a single employer plan, as defined in Section 4001(a)(15) of ERISA, that is subject to the provisions of Title IV of ERISA or Section 412 of the Internal Revenue Code or Section 302 of ERISA and (a) is maintained for employees of a Loan Party or any ERISA Affiliate and no Person other than the Loan Party and the ERISA Affiliates or (b) was so maintained and in respect of which a Loan Party or any ERISA Affiliate could have liability under Section 4069 of ERISA in the event such plan has been or were to be terminated.
"Solvent" means, with respect to any Person or group of Persons on a Consolidated basis on a particular date, that on such date (a) the present fair salable value of the assets of such Person or group of Persons taken as a whole is not less than the amount that will be required to pay the probable liability of such Person or group of Persons taken as a whole on its debts as they become absolute and matured, (b) such Person or group of Persons taken as a whole does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person's or group of Persons' taken as a whole ability to pay as such debts and liabilities mature and (c) such Person or group of Persons taken as a whole is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which the property of such Person or group of Persons taken as a whole would be unreasonably small in relation to such business or such transaction. The amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.
"Star Bulk" has the meaning specified in the Preliminary Statements.
"Stock Pledge" means, collectively, any Pledge of Membership Interests (or shares, as the case may be) pledged on or after the Effective Date granted by the respective owners thereof in favor of the Administrative Agent, in substantially the form of Exhibit H hereto (with appropriate changes reasonably acceptable to the Administrative Agent), together with any joinders thereto in accordance with the terms thereof, in each such case, together with appropriate irrevocable proxies, undated stock or interest powers, delivery to the Administrative Agent of the share or membership interest certificates, undated resignations of all directors and officers of all entities the shares or membership interests of which are pledged and any notices required pursuant to the terms thereof.
"Subsidiary" of any Person means any corporation, partnership, joint venture, limited liability company, trust or estate or other entity of which (or in which) more than fifty percent (50%) of (a) the issued and outstanding Equity Interests or other ownership interests having ordinary voting power to elect a majority of the board of directors or a majority of other equivalent managers of such corporation, partnership or other entity are at the time owned (other than securities or interests having such power only by reason of the occurrence of a contingency), or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person, (b) the interest in the capital or profits of such limited liability company, partnership or joint venture or (c) the beneficial interest in such trust or estate, is at the time directly or indirectly owned or controlled by such Person, by such Person and one or more of its other Subsidiaries or by one or more of such Person's other Subsidiaries. Unless otherwise specified, all references herein to a "Subsidiary" or to "Subsidiaries" shall refer to a Subsidiary or Subsidiaries of the Borrower.
"Swap Agreement" means each and every interest rate swap agreement between a Swap Provider and the Borrower with respect to the Facility. Notwithstanding the foregoing, for all purposes of the Loan Documents, any Guaranty of, or grant of any Lien to secure, any obligations in respect of a Swap Agreement by any Loan Party shall not include any Excluded Swap Obligations.
"Swap Obligation" shall mean, with respect to any Guarantor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a "swap" within the meaning of section 1 a(47) of the Commodity Exchange Act or any rules or regulations promulgated thereunder.
"Swap Provider" means any counterparty to a Swap Agreement that at the time such Swap Agreement is entered into (i) is a Lender or an Affiliate of a Lender or (ii) is designated in a writing delivered by the Borrower to the Administrative Agent as a "Swap Provider" with the consent of the Administrative Agent and the Required Lenders.
"Taxes" means any and all present or future taxes, levies, imposts, duties, assessments, deductions, withholdings (including backup withholding), fees and other charges imposed by any Governmental Authority (including any and all penalties, fines and interest relating thereto and other additions thereto).
"Term Loan Commitments" means, as to each Lender, its obligation to make Term Loans to the Borrower pursuant to Section 2.01 in an aggregate principal amount not to exceed the amount set forth opposite such Lender's name on Schedule I hereto under the caption "Term Commitment" or in the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as applicable, as such amount may be adjusted from time to time in accordance with this Agreement. The initial aggregate amount of the Term Loan Commitments is two hundred thirty-one million dollars ($231,000,000).
"Term Loans" or "Loans" means, collectively, the term loans deemed made by the Lenders to the Borrower from time to time pursuant to Section 2.02 hereof in the aggregate principal amount not to exceed two hundred thirty-one million dollars ($231,000,000).
"Term Loan Repayment Amount" has the meaning given to it in Section 2.06 hereof
"Total Loss" has the meaning specified in Section 1.15(d)(iv) of the relevant Ship Mortgage.
"Transactions" means collectively (i) the entering into of this Agreement and the other Loan Documents to be entered into on the Effective Date, including the transactions contemplated by Section 2.01 on the Effective Date, (ii) the purchase of the Scheduled Vessels and Chartered SPV Interests pursuant to the terms of the Vessel Purchase Agreement on or after the Effective Date, (iii) the entering into Vessel Acquisition Joinder Documents from time to time on or after the Effective Date, and (iv) the payment of all fees and expenses to be paid on or about the Effective Date and on each Vessel Acquisition Closing Date thereafter in connection with the foregoing.
"United States" or "U.S." means the United States of America.
"US GAAP" has the meaning specified in Section 1.04 hereof.
"USA PATRIOT Act" has the meaning specified in Section 4.01(v) hereof
"Vessel Acquisition Closing Date" means, (a) (i)with respect to any Scheduled Vessel, the date on which such Scheduled Vessel is acquired by a Vessel Owning Subsidiary pursuant to the Vessel Purchase Agreement and (ii) with respect to any Chartered SPV Interests, the date on which such Chartered SPV Interests are acquired by the Borrower and (b) the conditions set forth in Section 3.02 hereof with respect to such Scheduled Vessel have been satisfied (or waived in accordance with Section 8.01 hereof).
"Vessel Acquisition Financed Consideration" means, with respect to any Scheduled Vessel or Chartered SPV Interests, the amount set forth in the column entitled "Vessel Acquisition Financed Consideration" opposite the name of the applicable Scheduled Vessel or Chartered Company on Annex D to the Vessel Purchase Agreement as in effect on the date hereof.

"Vessel Acquisition Joinder Documents" means the Loan Documents referred to on Schedule VII hereto.

"Vessel Disposition" has the meaning specified in Section 5.02(e)(iii) hereof.
"Vessel Owning Subsidiary" means each entity listed on Schedule III (as such schedule may be amended from time to time or in accordance with the provisions of Section 5.02(e) or 5.04(b) hereof or Schedule VII) under the column entitled "Vessel Owning Subsidiary" that is the owner of a Collateral Vessel and any other entity that from time to time becomes the owner of a Collateral Vessel.
"Vessel Purchase Agreement" has the meaning specified in the Preliminary Statements.
"Wholly Owned Subsidiary" means any Subsidiary of the Borrower, all of the outstanding Equity Interests in which (other than director's qualifying shares) are owned, directly or indirectly, by the Borrower.
"Wilmington" has the meaning specified in the recital of parties to this Agreement.
Section 1.02. Interpretation. With reference to this Agreement and each other Loan Document, unless otherwise specified herein or in such other Loan Document:
(a)            The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation." The word "will" shall be construed to have the same meaning and effect as the word "shall." Unless the context requires otherwise, (i) any definition of or reference to this Agreement, any other Loan Document or any other agreement, instrument or other document shall be construed as referring to this Agreement, such other Loan Document or such other agreement, instrument or other document (as applicable) as amended, restated, supplemented, modified, extended or renewed from time to time in accordance with the terms hereof, (ii) any reference herein to any Person shall be construed to include such Person's successors and assigns, (iii) the words "herein," "hereof' and "hereunder," and words of similar import when used in any Loan Document, shall be construed to refer to such Loan Document in its entirety and not to any particular provision thereof, (iv) except where specified otherwise, all references in a Loan Document to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, the Loan Document in which such references appear, and (v) any reference to any law shall include all statutory and regulatory provisions consolidating, amending, replacing or interpreting such law and any reference to any law or regulation shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time.
(b)            Section headings herein and in the other Loan Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Loan Document.
Section 1.03. Computation of Time Periods. In this Agreement in the computation of periods of time from a specified date to a later specified date, the word "from" means "from and including", the words "to" and "until" each mean "to but excluding" and the word "through" means "to and including".

Section 1.04. Accounting Terms. All accounting terms not specifically defined herein shall be construed in accordance with generally accepted accounting principles from time to time in effect in the United States ("US GAAP"). If at any time any change in US GAAP would affect the computation of any financial ratio or requirement set forth in any Loan Document, and either the Borrower or the Required Lenders shall so request, the Administrative Agent, the Lenders and the Borrower shall negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such change in US GAAP (subject to the approval of the Required Lenders); provided that, until so amended, (i) such ratio or requirement shall continue to be computed in accordance with US GAAP prior to such change therein and (ii) the Borrower shall provide to the Administrative Agent and the Lenders financial statements and other documents required under this Agreement or as reasonably requested hereunder setting forth a reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in US GAAP.
Section 1.05. Rounding. Any financial ratios required to be maintained by the Borrower pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).
Section 1.06. Times of Day. Unless otherwise specified, all references herein to times of day shall be references to Eastern time (daylight or standard, as applicable).
ARTICLE II
AMOUNTS AND TERMS OF THE TERM LOANS
Section 2.01. Term Loans. Subject to the terms and conditions set forth herein, each Lender severally agrees to make to the Borrower from time to time, on any Business Day on or after the Effective Date term loans in an aggregate principal amount for all such loans not to exceed the amount of such Lender's Term Loan Commitment. No amount of any Term Loan once repaid or prepaid may be reborrowed.
Section 2.02. Making the Term Loans.
(a)            Subject to the satisfaction (or waiver in accordance with Section 8.01 hereof) of the conditions precedent set forth in Section 3.01 and 3.02 hereof, the Borrower may request, pursuant to Section 2.02(b), Term Loans be made on a Vessel Acquisition Closing Date in an amount equal to the aggregate amount of the Vessel Acquisition Financed Consideration to be paid by the Borrower on such date pursuant to Section 2.3(b)(ii) of the Vessel Purchase Agreement.
(b)            Each Borrowing shall be made upon the Borrower's delivery to the Administrative Agent of a written Borrowing Request for such Borrowing, appropriately completed and signed by an authorized signatory or attorney in fact of the Borrower. Each such Borrowing Request must be received by the Administrative Agent not later than 2:00 pm (New York time) (i) three (3) Business Days prior to the requested date of any Borrowing. Each Borrowing Request shall specify, as applicable, (i) the requested date of the Borrowing (which shall be a Business Day), (ii) the principal amount of Terms Loans to be borrowed and (iii) the Scheduled Vessels and, if applicable, the Chartered SPV Interests, to be acquired with the proceeds of such Term Loans.

If the proceeds of any Term Loan to be made by a Lender will be used by Excel to repay Indebtedness of Excel to such Lender or its Affiliates, then, in lieu of funding its Term Loan in cash, such Lender, by irrevocable notice to the Administrative Agent and Excel, may deem its Term Loan made in the amount of Indebtedness to be repaid to it or its Affiliate and such Lender shall be deemed to have issued and to hold a Term Loan hereunder for all purposes hereof.
Section 2.03. Fees. The Borrower shall pay to the Administrative Agent for its account such fees for performing its duties hereunder and under the other Loan Documents in the amounts and at the times as may from time to time be agreed in writing between the Borrower and the Administrative Agent.
Section 2.04. Interest. (a) Scheduled Interest. The Borrower shall pay interest on the unpaid principal amount of the Term Loans owing to each Lender from the Effective Date until such principal amount shall be paid in full, at a rate per annum at all times during each Interest Period equal to the sum of (x) the applicable LIBOR for such Interest Period plus (y) the Applicable Margin. Interest shall be payable monthly on each Interest Payment Date.
(b)            Default Interest. If any principal amount payable under any Loan Document is not paid on the due date thereof or any other amount payable under any Loan Document is not paid within five (5) Business Days after the due date hereof, the Borrower shall pay interest on such overdue amount, payable on demand, at a rate per annum ("Default Rate") equal at all times to 2% per annum above the rate per annum calculated in accordance with clause (a) above or, if such overdue amount is not interest or principal in respect of a Term Loan, then at a rate of 2% per annum in excess of the overnight LIBOR rate (as determined by the Administrative Agent in accordance with the definition of "LIBOR").
(c)            Alternative Rate of Interest. (i) If with respect to any Interest Period:
(A)            the Administrative Agent (acting on advice of the Required Lenders) reasonably determines (which determination shall be binding and conclusive on all parties absent manifest error) that, by reason of circumstances affecting the London interbank market or any other applicable financial market, adequate and fair means do not exist for ascertaining LIBOR for such period; or
(B)            the Administrative Agent (acting on the advice of the Required Lenders) reasonably determines (which determination shall be binding and conclusive on all parties absent manifest error) that LIBOR as determined in accordance with the provisions of this Agreement will not adequately and fairly reflect the actual cost to such Lenders of maintaining or funding their respective Term Loans for such Interest Period.
(each, a "Market Disruption Event"), then (x) the Administrative Agent shall promptly notify the Borrower and the Lenders of such Market Disruption Event, and (y) so long as such circumstances shall continue and until the Administrative Agent shall notify the Borrower that such circumstances no longer exist in accordance with clause (iv) below, all portions of the Term Loans of each Lender that experiences such Market Disruption Event shall bear interest at a rate equal to the Base Rate plus the Applicable Margin, less 1% per annum.
Section 2.05. Evidence of Debt. (a) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrower to such Lender under each Term Loan held by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder, and prior to any transfer of any Note held by such Lender, shall endorse on the reverse side thereof the outstanding principal amount of such Term Loans evidenced thereby as of the time of such transfer.
(b)        The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Term Loan and the Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder and (iii) any amount received by the Administrative Agent hereunder for the account of the Lenders and each Lender's share thereof.
(c)        The entries made in the accounts maintained pursuant to paragraph (a) and (b) of this Section 2.05 shall be prima facie evidence of the existence and amounts of the obligations recorded therein, absent manifest error; provided that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrower to repay any part of the Term Loans in accordance with the terms of this Agreement.
(d)        In addition to the foregoing, the Term Loan of each Lender, at the request of such Lender, may be evidenced by a promissory note payable to such Lender substantially in the form of Exhibit A (a "Note"). All Notes may be replaced in accordance with the terms of Section 5.01(u) and Section 8.07(d) hereof
Section 2.06. Scheduled Repayment of Term Loans. The Borrower shall repay the Term Loan ratably on each quarterly Payment Date (commencing with the first Payment Date specified below) that falls on or prior to the Maturity Date in the aggregate principal amount of Term Loans set forth below opposite the relevant Payment Date (each such amount, a "Term Loan Repayment Amount"), as the same may be reduced as provided in Sections 2.07 and 2.08 hereof Notwithstanding anything to the contrary herein, on the Maturity Date the Borrower shall repay the outstanding principal amount of the Term Loans.
Payment Date (as may be adjusted in accordance with the definition thereof)	Term Loan Repayment Amount (as may be reduced in accordance with Sections 2.07 and 2.08)
1 March 15, 2015	$6,000,000.00
2 June 15, 2015	$6,000,000.00
3 September 15, 2015	$6,000,000.00
4 Maturity Date	Remaining outstanding principal amount of Term Loans

Section 2.07. Optional Prepayments. Upon at least three (3) Business Days' prior written notice to the Administrative Agent stating the proposed date and aggregate principal amount of the prepayment, the Borrower may prepay the outstanding principal amount of the Term Loans in whole or in part, together with accrued interest to the date of such prepayment on the principal amount prepaid. Such notice shall be irrevocable, except to the extent the notice states that it is conditioned upon the effectiveness of other credit facilities or another transaction, in which case such notice may be revoked by the Borrower (by notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied. All prepayments pursuant to this Section 2.07 shall be made on the last day of the then existing Interest Period with respect to the Term Loans being prepaid or shall be subject to Break Funding Costs with respect thereto in accordance with the terms of Section 2.11(d) hereof Each prepayment in whole or in part of the Term Loans shall be in the aggregate amount of $1,000,000 or an integral multiple of $1,000,000 in excess thereof (or, if less, the entire principal amount thereof then outstanding) and shall be applied ratably among the Lenders to reduce the remaining Term Loan Repayment Amounts (a) in the direct order of their maturities or (b) in such other manner as the Borrower may specify in writing. In each case of an optional prepayment with respect to the Term Loans, the Required Lenders shall send to each of the parties hereto a revised principal repayment schedule, which revision, provided that the Borrower does not notify the Required Lenders of any objection thereto, shall supersede the schedule set forth in Section 2.06 hereof.
Section 2.08. Mandatory Prepayments.
(a)            If a Vessel Disposition in accordance with the terms of Section 5.02(e)(iii) hereof or a Total Loss of any Collateral Vessel shall occur, (i) in the case of a Vessel Disposition, within one (1) Business Day after the receipt by any Loan Party of the proceeds from such sale or other disposition or (ii) in the case of a Total Loss, the earlier of (A) five (5) Business Days after the receipt by any Loan Party of the proceeds of its insurance claim in respect of such Total Loss and (B) 180 days after the occurrence of such Total Loss, as applicable, the outstanding principal amount of the Term Loans shall be prepaid in the amount equal to the Net Cash Proceeds from such Vessel Disposition or net proceeds of such insurance claim; provided, that, in the case of a Vessel Disposition to a Person that is not an Affiliate of a Loan Party, if the Borrower shall deliver to the Administrative Agent a certificate of a Responsible Officer of the Borrower, on or prior to the date that a prepayment would otherwise be required under this Section 2.08(a) if such certificate were not delivered, certifying that no Default or Event of Default has occurred and is continuing and that Borrower elects to make a distribution to its member in an amount not to exceed (I) in the case of a Vessel Disposition of a Core Collateral Vessel, the lesser of (x) 25% of such Net Cash Proceeds and (y) the amount of such Net Cash Proceeds, if any, that is in excess of the amount required to be prepaid to cause the ratio of (1) the aggregate outstanding principal amount of Term Loans at any time to (2) the aggregate Fair Market Value of the Core Collateral Vessels (immediately after giving effect to such Vessel Disposition), to be less than 0.55 to 1.0, or (II) in the case of a Vessel Disposition of a Non-core Collateral Vessel, the amount of such Net Cash Proceeds, if any, that is in excess of the amount required to be prepaid to cause the ratio of (x) the aggregate outstanding principal amount of Term Loans at any time to (y) the aggregate Fair Market Value of the Core Collateral Vessels (immediately after giving effect to such Vessel Disposition, to be less than 0.55 to 1.0 (the amount so designated for distribution, in the case of either clause (I) or (II), the "Distribution Election Amount"), then no prepayment shall be required pursuant to this Section 2.08(a) in respect of the Distribution Election Amount except to the extent the Distribution Election Amount has not been distributed by the Borrower to its member within five (5) Business Days after receipt by the applicable Loan Party, in which case such additional prepayment shall be made within such five (5) Business Day period.
(b)            If an Asset Disposition with respect to a Core Collateral Vessel occurs in accordance with the terms of Section 5.02(e)(vi), within five (5) Business Days after the receipt by any Loan Party of the Net Cash Proceeds from such Asset Disposition, the Borrower shall apply, or cause to be applied, such Net Cash Proceeds to the prepayment of the outstanding principal amount of the Term Loans.
(c)            If any Subsidiary of the Borrower enters into a Permitted Refinancing Transaction, then on the date such Subsidiary receives the proceeds of the applicable incurrence of Indebtedness, the outstanding principal amount of the Term Loans shall be prepaid in an amount equal to the aggregate amount of Net Cash Proceeds from such incurrence of

Indebtedness, less an amount equal to the minimum liquidity required to be maintained pursuant to the terms of such Permitted Refinancing Transaction at such time.
(d)          The Borrower shall promptly prepay the Term Loans in an amount required in accordance with the terms of Section 5.04(b) hereof or promptly take the other actions set forth therein. Any prepayment pursuant to this Section 2.08(c) shall cure any Default under the financial covenant set forth in Section 5.04(b) hereof.
(e)          All mandatory prepayments made in accordance with this Section 2.08 will be applied ratably among the Lenders to reduce the remaining Term Loan Repayment Amounts (i) in the direct order of their maturities or (ii) in such other manner as the Borrower may specify in writing.
(f)          If the Borrower makes any mandatory prepayment in accordance with the terms of this Section 2.08 on a day other than the last day of an Interest Period with respect to such amounts being prepaid, together with such payment, the Borrower shall pay Break Funding Costs with respect thereto as provided in Section 2.11(d) and 8.04(c) hereof.
(g)          In each case of a mandatory prepayment of the Term Loans, the Required Lenders shall send to each of the parties hereto a revised principal repayment schedule, which revision, provided that the Borrower does not notify the Required Lenders of any objection thereto, shall supersede the schedule set forth in Section 2.06 hereof.
Section 2.09. Increased Costs.
(a)          If any Change in Law shall:
(i)            impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender (except any reserve requirement reflected in LIBOR);
(ii)            subject the Administrative Agent or any Lender to any Taxes (other than (A) Indemnified Taxes, (B) Taxes described in clauses (b) through (d) of the definition of Excluded Taxes and (C) Connection Income Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto; or
(iii)            impose on any Lender or the London interbank market any other condition, cost or expense (other than Taxes) affecting this Agreement or Loans made by such Lender or participation therein;
and the result of any of the foregoing shall be to increase the cost to such Lender or Administrative Agent of making, converting to, continuing or maintaining any Loan or of maintaining its obligation to make any such Loan, or to reduce the amount of any sum received or receivable by such Lender or Administrative Agent hereunder (whether of principal, interest or any other amount) then, upon request of such Lender or Administrative Agent, the Borrower will pay to such Lender or Administrative Agent, as the case may be, such additional amount or amounts as will compensate such Lender or Administrative Agent, as the case may be, for such additional costs incurred or reduction suffered.

(b)           If any Lender determines that any Change in Law affecting such Lender or any lending office of such Lender or such Lender's holding company, if any, regarding capital or liquidity requirements, has or would have the effect of reducing the rate of return on such Lender's capital or on the capital of such Lender's holding company, if any, as a consequence of this Agreement, the Term Loan Commitments of such Lender or the Loans made by such Lender, to a level below that which such Lender or such Lender's holding company could have achieved but for such Change in Law (taking into consideration such Lender's policies and the policies of such Lender's holding company with respect to capital adequacy), then from time to time the Borrower will pay to such Lender, such additional amount or amounts as will compensate such Lender or such Lender's holding company for any such reduction suffered.

(c)            A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in paragraph (a) or (b) of this Section and delivered to the Borrower, shall be conclusive absent manifest error. The Borrower shall pay such Lender, as the case may be, the amount shown as due on any such certificate within 10 days after receipt thereof.
(d)            Failure or delay on the part of any Lender to demand compensation pursuant to this Section shall not constitute a waiver of such Lender's right to demand such compensation; provided that the Borrower shall not be required to compensate a Lender pursuant to this Section for any increased costs incurred or reductions suffered more than nine months prior to the date that such Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions, and of such Lender's intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the nine-month period referred to above shall be extended to include the period of retroactive effect thereof).
Section 2.10. Illegality. (a) Notwithstanding any other provision of this Agreement, if any Lender shall notify the Administrative Agent that the introduction of, or any change in, or any change in the interpretation or application of, any law or regulation after the Effective Date shall make it unlawful, or any central bank or other Governmental Authority shall assert that it is unlawful, for any Lender or its Applicable Lending Office to perform its obligations hereunder to continue to fund or maintain its Term Loans hereunder, then, on notice thereof and demand therefor by such Lender to the Borrower through the Administrative Agent, (i) any obligations of such Lender to continue to fund or maintain such Term Loans shall terminate and (ii) the Borrower shall prepay all affected outstanding Term Loans on the last day of the then existing relevant Interest Period (if such Lender may lawfully continue to maintain such Term Loans to such day) or immediately (if such Lender may not lawfully continue to maintain such Term Loans to such day) (which prepayment may be effected pursuant to the provisions set forth in Section 2.14(b) hereof). Upon any such prepayment, the Borrower shall also pay accrued interest on the amount prepaid and Break Funding Costs, if any and any other amounts due under Section 8.04(c) hereof.
(b)            If any Lender reasonably determines that there has occurred after the Effective Date (a) any adoption of a law, rule or regulation, or change in the interpretation or application thereof, that has made it unlawful, or that any Governmental Authority has asserted after the Effective Date that it is unlawful, for any Lender or its Applicable Lending Office to determine or charge interest rates based upon LIBOR or (b) any Governmental Authority has imposed material restrictions on the authority of such Lender to purchase or sell, or to take deposits of Dollars in, the London interbank market, then, on notice thereof by such Lender to the Borrower through the Administrative Agent and until such Lender notifies the Administrative Agent and the Borrower that the circumstances giving rise to such determination no longer exist, (i) any obligations of such Lender to maintain its Term Loans on which interest would accrue based upon LIBOR shall be suspended and (ii) each existing affected Term Loan shall be continued with an interest rate for each day equal to the sum of (w) the Federal Funds Rate, plus (x) the Applicable Margin, plus (y) such per annum percentage as such Lender reasonably determines will compensate it for its cost of maintaining such Term Loan (including lost profits to the extent related to LIBOR no longer being the reference interest rate).
Section 2.11. Payments and Computations. (a) The Borrower shall make each payment hereunder and under any other Loan Document not later than 2:00 P.M. (New York time) on the day when due in Dollars to the Administrative Agent at the Administrative Agent's Account in same day funds. The Administrative Agent will promptly thereafter cause to be distributed like funds relating to the payment of principal or interest ratably (except as otherwise expressly provided under this Agreement or any other Loan Document, including amounts payable pursuant to Section 2.09, 2.10, 2.12 or 8.04(c) hereof) to the Lenders for the account of their respective Applicable Lending Offices, and like funds relating to the payment of any other amount payable to any Lender to such Lender for the account of its Applicable Lending Office, in each case to be applied in accordance with the terms of this Agreement. Upon its acceptance of an Assignment and Acceptance and recording of the information contained therein in the Register pursuant to Section 8.07(c) hereof, from and after the effective date specified in such Assignment and Acceptance, the Administrative Agent shall make all payments hereunder and under any other Loan Document in respect of the interest assigned thereby to the Lender assignee thereunder, and the parties to such Assignment and Acceptance shall make all appropriate adjustments in such payments for periods prior to such effective date directly between themselves.
(b)            All computations of interest based on LIBOR and the Federal Funds Rate shall be made by the Administrative Agent on the basis of a year of 360 days, in each case for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable. Each determination by the Administrative Agent, or when so provided specifically herein by a Lender, of an interest rate or other amount hereunder shall be conclusive and binding for all purposes, absent manifest error.
(c)            Whenever any payment hereunder or under a Note shall be stated to be due on a day other than a Business Day, the due date thereof shall be extended to the next succeeding Business Day, and such extension of time shall in such case be included in the computation of payment of interest or fee, as the case may be; provided, however, that, if such extension would cause payment of interest or principal to be made in the next following calendar month, such payment shall be made on the next preceding Business Day.
(d)            Whenever the Borrower makes any payment of principal hereunder or under the Notes on a date that is not the last day of an Interest Period, the Borrower shall indemnify the Administrative Agent and the Lenders for any Break Funding Costs by reason thereof as further set forth in Section 8.04(c).
Section 2.12. Taxes. (a) Any and all payments by or on account of any obligation of any Loan Party under any Loan Document shall be made free and clear of and without deduction or withholding for any Taxes, provided that if a Loan Party or the Administrative Agent shall be required by applicable law to deduct or withhold any Taxes from any such payment (as determined in the good faith discretion of the applicable Loan Party or the Administrative Agent), then (i) such Loan Party or the Administrative Agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law, and (ii) if such Tax is an Indemnified Tax, then the sum payable by the applicable Loan Party shall be increased as necessary so that after making all required deductions or withholdings (including deductions applicable to additional sums payable under this Section 2.12(a)), the Administrative Agent, each Lender and each other Secured Party, as appropriate, receives an amount equal to the sum it would have received had no such deduction or withholding been made.
   (b)        The Loan Parties shall pay any and all Other Taxes to the relevant Governmental Authority in accordance with applicable law.
   (c)        The Loan Parties shall indemnify the Administrative Agent, each Lender and each other Secured Party for and hold each of them harmless against, within thirty (30) days after written demand therefor, the full amount of any Indemnified Taxes paid or incurred by, or asserted against, the Administrative Agent, such Lender or such other Secured Party (as the case may be) on or with respect to any payments or amounts payable by or on account of any obligation of the applicable Loan Party under the Loan Documents (including Indemnified Taxes imposed or asserted on or with respect to amounts paid or payable under this Section 2.12(c)) and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of any such payment or liability delivered to the applicable Loan Party by a Lender or other Secured Party or by the Administrative Agent (on its own behalf or on behalf of a Lender or other Secured Party) shall be conclusive absent manifest error.
   (d)        As soon as practicable after any payment of Indemnified Taxes by any Loan Party to a Governmental Authority, such Loan Party shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment (to the extent available), a copy of the return reporting such payment, or other evidence of such payment reasonably satisfactory to the Administrative Agent.
   (e)        If requested by the Borrower in writing and as soon as reasonably practicable after receipt of the Borrower's written request, a Lender, the Administrative Agent or other Secured Party that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under the Loan Documents shall deliver to the Borrower (with a copy to the Administrative Agent) such properly completed and executed forms, certificates or other documents as are required by applicable law to permit the Borrower to make payments to or for the account of such Lender or other Secured Party pursuant to the Loan Documents without withholding (or withholding at a reduced rate, as the case may be) any withholding Tax that the Borrower would be required by any applicable law to withhold in the absence of such document. In addition, any Lender, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, in the case of any such document that must be issued, executed or endorsed by any Governmental Authority or other taxing authority, the failure of such Lender or the Borrower to receive such document from such Governmental Authority or other taxing authority within a reasonable time shall not be deemed to be a failure to comply with this Section 2.12(e) so long as such Lender, the Administrative Agent or other Secured Party is using reasonable efforts to obtain such document. Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and the Administrative Agent in writing of its legal inability to do so.

(f)         If a payment made to the Administrative Agent or a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if the Administrative Agent or such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Internal Revenue Code, as applicable), the Administrative Agent or such Lender, as applicable, shall deliver to the Borrower and, in the case of a Lender, to the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Internal Revenue Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that the Administrative Agent or such Lender has complied with the Administrative Agent's or such Lender's obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (f), "FATCA" shall include any amendments made to FATCA after the date of this Agreement.
(g)          If the Administrative Agent, a Lender or other Secured Party reasonably determines that it has received a refund of any Indemnified Taxes as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts pursuant to Section 2.12(a) hereof, it shall pay over such refund to the Borrower (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower under this Section 2.12 with respect to the Indemnified Taxes giving rise to such refund), net of all out-of-pocket expenses of the Administrative Agent, such Lender or other Secured Party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided, that the Borrower, upon the request of the Administrative Agent or such Lender or other Secured Party, agrees to repay the amount paid over to the Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Administrative Agent or such Lender in the event the Administrative Agent, such Lender or other Secured Party is required to repay such refund to such Governmental Authority. This Section shall not be construed to require the Administrative Agent, any Lender or other Secured Party to make available its Tax returns (or any other information relating to its Taxes which it deems confidential) to the Borrower or any other Person.
Each party's obligations under this Section 2.12 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender and the repayment, satisfaction or discharge of the Term Loans and all other obligations under any Loan Document.
Section 2.13. Sharing of Payments, Etc. If any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off, or otherwise) on account of the Term Loans or other Credit Obligations owing to it under the Loan Documents (other than pursuant to Section 2.09, 2.10, 2.12 or 8.04(c) hereof or in connection with an assignment or participation, any payment made pursuant to Section 8.07 hereof) in excess of its ratable share of payments on account of the Term Loans or other Credit Obligations obtained by all the Lenders, such Lender shall forthwith purchase from the other Lenders such participations in the Term Loans or other Credit Obligations owing to them as shall be necessary to cause such purchasing Lender to share the excess payment ratably with each of them; provided, however, that (x) if all or any portion of such excess payment is thereafter recovered from such purchasing Lender, such purchase from each Lender shall be rescinded and such Lender shall repay to the purchasing Lender the purchase price to the extent of such recovery together with an amount equal to such Lender's ratable share (according to the proportion of (i) the amount of such Lender's required repayment to (ii) the total amount so recovered from the purchasing Lender) of any interest or other amount paid or payable by the purchasing Lender in respect of the total amount so recovered and (y) the provisions of this Section 2.13 shall not be construed to apply to any payment made by or on behalf of the Borrower pursuant to and in accordance with the express terms of this Agreement or any amount received by a Lender as consideration for the assignment of or sale of a participation in any of its Term Loans to any assignee or participant. Each Loan Party agrees that any Lender so purchasing a participation from another Lender pursuant to this Section 2.13 may, to the fullest extent permitted by law, exercise all its rights of payment (including the right of set-off) with respect to such participation as fully as if such Lender were the direct creditor of each Loan Party in the amount of such participation.
Section 2.14. Mitigation. (a) If, after the Effective Date, the Borrower is required to pay any material additional amount to any Lender under Section 2.09, 2.10(b) or 2.12 (or to any Governmental Authority for the account of any Lender pursuant to Section 2.12) hereof, or to repay a Lender pursuant to Section 2.10(a) hereof, then, if reasonably requested by the Borrower in writing, such Lender shall use reasonable efforts (consistent with its internal policy and legal and regulatory restrictions) to designate a different Applicable Lending Office if, in the opinion of such Lender, such designation (i) would avoid the need for, or reduce the amount of, any such additional amounts that may thereafter accrue (or in the case of Section 2.10(a), avoid the need for a repayment pursuant to such Section) and (ii) would not subject such Lender to any unindemnified liability, loss, cost or expense and (iii) would not otherwise be disadvantageous to such Lender. The Borrower shall pay all reasonable costs and expenses incurred by the Administrative Agent or any Lender in connection with any such designation.
(b)            If, after the Effective Date, the Borrower is required to pay any material additional amount to any Lender under Section 2.09, 2.10(b) or 2.12 (or to any Governmental Authority for the account of any Lender pursuant to Section 2.12) hereof, or to repay an Lender pursuant to Section 2.10(a), then the Borrower may, at its sole expense and effort, upon written notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 8.07 hereof), all its interests, rights and obligations under this Agreement and the other Loan Documents to each Term Loan to one or more Eligible Assignees (nominated for such purpose by the Borrower and agreed to and accepted by the Administrative Agent) which has agreed to purchase such rights and obligations (which assignee may be another Lender, if such Lender accepts such assignment); provided, that (i) such Lender shall have received payment of an amount equal to its portion of the outstanding principal of the Term Loans, accrued interest thereon, Break Funding Costs, if any, and all other amounts due, owing and payable to it under this Agreement or any other Loan Document at such time, from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts) and (ii) such assignment would avoid the need for, or reduce the amount of, any such additional amounts that may thereafter accrue. A Lender shall not be required to make any such assignment and delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.
ARTICLE III
CONDITIONS PRECEDENT
Section 3.01. Conditions Precedent to the Effective Date. This Agreement shall become effective on the date by which the following conditions shall have been satisfied (or waived in accordance with Section 8.01 hereof) as notified by the Administrative Agent to the Borrower and the Initial Lenders, which date shall be substantially concurrent with the Effective Date:
(a)          The Administrative Agent shall have received on or before the Effective Date the following, each dated the Effective Date (unless otherwise specified), executed by the appropriate parties and in form and substance reasonably satisfactory to the Administrative Agent and the Required Lenders (unless otherwise specified):
(i)          This Agreement.
(ii)          The Guaranty, executed by Star Bulk.
(iii)          The Stock Pledge, executed by the Borrower.
(iv)          The Security Trust Agreement.
(v)          An Account Pledge Agreement, executed by the Borrower.
(vi)          A certificate from an authorized officer, manager, director or member, as applicable, of the Borrower and Star Bulk certifying as to and attaching copies of the resolutions of the board of directors (or similar body) of such Borrower or Star Bulk, as applicable, approving each Loan Document to which it is or is intended to be a party and the Transactions, and of all documents evidencing other necessary corporate, or limited liability company, action and governmental and other third party approvals and consents, if any, that are necessary with respect to the Transactions and each Loan Document to which it is or is intended to be a party.
(vii)          A certificate from an authorized officer, manager, director or member, as applicable, of the Borrower and Star Bulk certifying as to and attaching copies of the articles of incorporation (or similar formation document) and by-laws or operating agreement (or similar organizational document) of the Borrower or Star Bulk, as applicable, certifying the names and true signatures of the officers or other authorized persons of the Borrower or Star Bulk, as applicable, authorized to sign each Loan Document to which it is or is to be a party and the other documents to be delivered hereunder and thereunder and certifying as to the absence of any pending proceeding for the dissolution or liquidation of the Borrower or Star Bulk, as applicable, or to the knowledge of the Borrower or Star Bulk, as applicable, threatening its existence.
(viii)          A certificate of good standing or other status, as applicable and to the extent that such certificate is generally available in the applicable jurisdiction, as to the Borrower and Star Bulk issued by the relevant jurisdiction of formation of the Borrower or Star Bulk, as applicable, dated not more than ten (10) Business Days or such longer time as the Administrative Agent may agree prior to the Effective Date.
(ix)          A certificate signed by a Responsible Officer of the Borrower, dated the Effective Date, in form and substance reasonably satisfactory to the Administrative Agent, certifying that immediately after giving effect to the Effective Date and the Transactions to occur on the Effective Date, (A) the representations and warranties made by the Borrower and Star Bulk contained in each Loan Document to which the Borrower and Star Bulk is a party or any certificate delivered in accordance with the terms of this Agreement or any other Loan Document are correct in all material respects on the

Effective Date and after giving effect to the Transactions to be consummated on the Effective Date, as though made on and as of such date (other than any such representations or warranties that, by their terms, refer to a date other than the Effective Date), (B) the Borrower and its Subsidiaries, on a Consolidated basis, are Solvent, (C) Star Bulk and its Subsidiaries, on a Consolidated basis, are Solvent and (D) no Default has occurred and is continuing.
(x)            In each case, addressed to the Administrative Agent and the Initial Lenders, (A) a favorable opinion of Seward & Kissel LLP, special U.S. and Marshall Islands counsel for the Borrower and Star Bulk, covering such matters reasonably requested by the Administrative Agent and the Required Lenders and in form and substance reasonably satisfactory to the Administrative Agent and the Required Lenders, and (B) favorable opinions from local counsel for the Borrower and Star Bulk (or the Administrative Agent under arrangements reasonably satisfactory to the Administrative Agent and the Required Lenders) in such jurisdictions reasonably requested by the Administrative Agent and the Required Lenders, from counsel and in form and substance reasonably satisfactory to the Administrative Agent and the Required Lenders.
(xi)            (A)            Copies of Uniform Commercial Code searches (or similar
searches) with respect the Borrower in all jurisdictions reasonably requested by the Administrative Agent, which searches shall show no effective filings against the Borrower other than filings in favor of the Administrative Agent or the Security Trustee or otherwise to the extent constituting a Permitted Lien, and no effective filings with respect to the Collateral other than in favor of the Administrative Agent or the Security Trustee or otherwise to the extent such Liens are Permitted Liens.
(B)            All documents, instruments (including Uniform Commercial Code financing statements), notices, acknowledgments, registrations or similar instruments filed or for filing, in appropriate jurisdictions or to be given or made under any applicable law shall have been completed as reasonably requested by the Administrative Agent or the Required Lenders (or arrangements therefor reasonably satisfactory to the Administrative Agent and the Required Lenders shall have been made) so that there shall have been continued or created a valid and perfected assignment or charge in or over the Collateral in favor of the Administrative Agent (in its capacity as Administrative Agent or Security Trustee).
(C)            Certificates representing 100% of the Equity Interests of each Subsidiary of the Borrower pledged pursuant to the applicable Collateral Documents, together with an undated power or transfer form, as applicable, for each such certificate executed in blank by a duly authorized officer or signatory of the pledgor thereof.
(xii) A copy of a document of the Borrower, certified by a Responsible Officer of the Borrower to be true and correct, showing all Subsidiaries of the Borrower as of the Effective Date and their jurisdiction of incorporation or organization, principal place of business and outstanding Equity Interests.
(xiii) Evidence reasonably satisfactory to the Administrative Agent, acting under the instructions of the Required Lenders, that following consummation of the Transactions, the Borrower and the other Loan Parties shall have no outstanding preferred equity, Indebtedness, Guaranty Obligations, or material contingent liabilities, except for Indebtedness, Guaranty Obligations and contingent liabilities incurred or permitted hereunder and under the other Loan Documents.
(xiv)            A letter from the process agent named in Section 8.15 hereof and in the Guaranty in form and substance reasonably satisfactory to the Administrative Agent, acting under instructions of the Required Lenders, confirming such process agent's acceptance of its appointment for service of process on the Borrower and Star Bulk in connection with the Loan Documents.
(xv)            All "Know Your Customer" information and information under applicable EU anti-money laundering rules and regulations or the Patriot Act or otherwise, in each case as requested by any Initial Lender or Wilmington in connection with its internal compliance regulations thereunder at least three (3) Business Days prior to the Effective Date.
(xvi)            Such other items as the Administrative Agent (or the Required Lenders through the Administrative Agent) may reasonably require.
(b)            Each of the statements set forth in or by reference in the certificate described in the preceding sub-clause (a)(ix) shall be true and correct.
(c)            Except as contemplated by the Transactions, the incurrence of the Term Loans hereunder and the consummation of the other Transactions shall not be in conflict with, or create a default under, any material agreement of the Borrower or any of its Subsidiaries or Star Bulk, except as, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.
(d)            All necessary governmental approvals and material third party approvals and/or consents in connection with the Transactions to be consummated on the Effective Date shall have been obtained and remain in effect, and there shall not exist any judgment, order, injunction or other restraint prohibiting or imposing material adverse conditions on the Transactions.
(e)            All outstanding Indebtedness of the Borrower under the Loan Documents (and all guaranties thereof and security therefor), as well as the Transactions to be consummated on the Effective Date and the consummation thereof, shall be in compliance in all material respects with all applicable requirements of law, including Regulations T, U, and X of the Board of Governors of the United States Federal Reserve System.
(f)            The Borrower shall have paid all accrued and unpaid costs, fees and expenses of the Administrative Agent and the Lenders in connection herewith which are due and payable on or prior to the Effective Date and where appropriate, timely invoiced.
(g)            Any Lender who has requested a Note shall have received such Note.
Section 3.02. Conditions Precedent to each Term Loan and Vessel Acquisition Closing Date. The obligation of each Lender to honor any Borrowing Request is subject to (x) the condition precedent that the Effective Date shall have occurred and (y) the satisfaction (or waiver in accordance with Section 8.01 hereof) of the following conditions precedent, each date of such satisfaction (or waiver) shall be a Vessel Acquisition Closing Date:

(a)          the representations and warranties of the Borrower, each other Loan Party and Star Bulk contained in Article IV or any other Loan Document shall be true and correct in all material respects on and as of the date of such Borrowing (before and after giving effect to such Borrowing); provided, that, to the extent that such representations and warranties specifically refer to an earlier date, they shall be true and correct in all material respects as of such earlier date;
(b)          No Default shall exist, or would result from such proposed Borrowing or from the application of the proceeds therefrom;
(c)          Immediately after giving effect to the Borrowing, the purchase of the Scheduled Vessels and/or Chartered SPV Interests and the other Transactions to be consummated on such Vessel Acquisition Closing Date, (i) the Borrower and its Subsidiaries, on a Consolidated basis, shall be Solvent and (ii) Star Bulk and its Subsidiaries, on a Consolidated basis, shall be Solvent;
(d)          The Administrative Agent shall have received (i) a Borrowing Request in accordance with the requirements of Section 2.02(b) hereof together with any additional information as the Administrative Agent may reasonably request and (ii) if applicable, a written notice from the Borrower advising that such Borrowing shall be the "Final Borrowing" under the Agreement and that any remaining Term Loan Commitments, if any, are terminated; and
(e)          With respect to each Scheduled Vessel to be acquired with the proceeds of the requested Borrowing and the Vessel Owning Subsidiary that shall acquire such Scheduled Vessel, each of the documents and instruments referenced on Schedule VII hereto and the Vessel Acquisition Closing Documents for the applicable Collateral Vessels shall be delivered to the Administrative Agent in form and substance reasonably satisfactory to the Administrative Agent.
Each Borrowing Request submitted by the Borrower shall be deemed to be a representation and warranty that the conditions specified in this Section 3.02 have been satisfied on and as of the date of (or shall be substantially concurrently with) the applicable Borrowing.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES
Section 4.01. Representations and Warranties of the Borrower. On the Effective Date, the Borrower represents and warrants as follows:
(a)          Each Loan Party and each of its Subsidiaries (i) is a corporation or limited liability company duly organized, validly existing and in good standing (to the extent such concept is applicable in the relevant jurisdiction) under the laws of the jurisdiction of its organization, except as otherwise permitted by Section 5.02(d) hereof, (ii) is duly qualified and in good standing as a foreign corporation or limited liability company in each jurisdiction other than its jurisdiction of formation in which it owns or leases property (to the extent such qualification is necessary with respect thereto) or in which the conduct of its business requires it to so qualify or be licensed except where the failure to so qualify or be licensed, individually and in the aggregate, could not reasonably be expected to have a Material Adverse Effect and (iii) has all requisite corporate (or limited liability company) power and authority and all requisite Governmental Authorizations to own or lease and operate its properties and to carry on its business as now conducted and as proposed to be conducted. Each Loan Party that is organized under the laws of the Republic of the Marshall Islands is a non-resident corporation or limited liability company that is not doing business in the Republic of the Marshall Islands.
(b)            Set forth on Schedule IV hereto is a complete and accurate list of all Loan Parties and Subsidiaries of each Loan Party on the Effective Date, showing (as to each Subsidiary of the Borrower) the jurisdiction of its incorporation or organization and the percentage ownership interests of each applicable Loan Party and each such Subsidiary. All of the outstanding Equity Interests in each Loan Party have been validly issued, are fully paid and non-assessable and, with respect to each Subsidiary of the Borrower, are owned by a Loan Party free and clear of all Liens, except those created under the Collateral Documents and Permitted Liens that are senior by operation of law.
(c)            The execution, delivery and performance by each Loan Party of each Loan Document to which it is or is to be a party and the consummation of the Transactions are within such Loan Party's corporate (or limited liability company) powers, have been duly authorized by all necessary corporate (or limited liability company) action, and do not (except as contemplated by the Transactions) (i) contravene such Loan Party's charter or bylaws or limited liability company agreement, as the case may be; (ii) violate in any material respect any law, rule, regulation (including, without limitation, Regulations T, U and X of the Board of Governors of the United States Federal Reserve System), order, writ, judgment, injunction, decree, determination or award to which such Loan Party or its respective property is subject,
(iii) conflict with or result in the breach of, or constitute a default or require any payment to be made by such Loan Party under, any agreement with respect to Indebtedness or any other material contract, loan agreement, indenture, mortgage, deed of trust, lease or other instrument binding on any Loan Party, any of its Subsidiaries or any of their properties or (iv) except for the Liens created under the Loan Documents, result in or require the creation or imposition of any Lien upon or with respect to any Collateral, except, as, individually and in the aggregate, could not reasonably be expected to have a Material Adverse Effect. No Loan Party or any of its Subsidiaries is in material violation of any such law, rule, regulation, order, writ, judgment, injunction, decree, determination or award except to the extent that any such violation, individually and in the aggregate, could not be reasonably expected to have a Material Adverse Effect.
(d)            Except for (v) filings and recordings necessary to perfect or continue the perfection of the Liens on the Collateral granted by the Loan Parties in favor of the Administrative Agent or the Security Trustee, (w) those Governmental Authorizations, and notices to or filings with, any Governmental Authority that have been duly obtained taken, given or made and are in full force and effect or, with respect to any security interest in any Collateral, are not required pursuant to the terms of the Loan Documents, (x) any Ship Mortgage recording requirements under the relevant jurisdiction of Collateral Vessel registration, (y) any court filings in connection with the enforcement of any Ship Mortgages generally in any court located in a jurisdiction of enforcement, or (z) any consent of the jurisdiction where a Collateral Vessel is flagged that is required for the transfer of a Collateral Vessel in connection with the exercise of private remedies after an Event of Default shall have occurred and be continuing, no Governmental Authorization, and no notice to or filing with, any Governmental Authority or any other third party is required for (i) the due execution, delivery, recordation, filing or performance by any Loan Party of any Loan Document to which it is or is to be a party, (ii) the grant by any Loan Party of the Liens intended to be granted by it pursuant to the Collateral Documents or the validity of such Liens, (iii) the perfection or maintenance of the perfection of the Liens created under the Collateral Documents (including the first priority nature thereof, subject to Permitted Collateral Liens) or (iv) the exercise by the Administrative Agent or the Security Trustee or any Lender of its rights under the Loan Documents or its remedies in respect of the Collateral pursuant to and in accordance with the Collateral Documents, except, as, individually and in the aggregate, could not reasonably be expected to have a Material Adverse Effect.
(e)          This Agreement has been, and each other Loan Document when delivered hereunder will have been, duly authorized, executed and delivered by each Loan Party (or Star Bulk S.A. with respect to its Manager's Undertakings) party thereto. This Agreement is, and each other Loan Document when delivered hereunder will be the legal, valid and binding obligation of each Loan Party (or Star Bulk S.A. with respect to its Manager's Undertakings) party thereto, enforceable against such Loan Party (or Star Bulk S.A. with respect to its Manager's Undertakings) in accordance with its terms except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws generally affecting creditors' rights and by equitable principles (regardless of whether enforcement is sought in equity or at law).
There is no action, suit, investigation, litigation or proceeding affecting any Loan Party or any of its Subsidiaries, including any Environmental Action, pending or threatened in writing before any Governmental Authority or arbitrator that (i) individually and in the aggregate, could reasonably be expected to have a Material Adverse Effect or (ii) purports to affect the legality, validity or enforceability of any Loan Document or the consummation of the Transactions.
(g)            [Reserved.]
(h)            No written information, exhibits or reports (in any such case, other than information related to general economic and industry conditions and projections and other forward-looking statements) furnished by or on behalf of any Loan Party to the Administrative Agent or any Lender in connection with the Transactions or the negotiation and preparation of the Loan Documents or pursuant to the terms of the Loan Documents (in each case as modified or supplemented by other information so furnished) contained as of the date prepared any material misstatement of a material fact or omitted to state a material fact, when taken as a whole, necessary to make the statements made therein, in light of the circumstances under which they were made, not materially misleading. Any projections included in such materials were prepared in good faith based upon assumptions believed by the Borrower to be reasonable at the time prepared; it being understood that projections are, by their nature, inherently uncertain, not to be viewed as facts and such projections may vary from actual results and that such variances may be material.
No Loan Party is engaged in the business of extending credit for the purpose of purchasing or carrying margin stock, and no proceeds of any Term Loan will be used to purchase or carry any margin stock, or to refund Indebtedness originally incurred to purchase or carry, or to extend credit to others for the purpose of purchasing or carrying, any margin stock in any manner that violates the provisions of Regulation T, U or X of the Board of Governors of the United States Federal Reserve System.
(j)          No Loan Party is an "investment company" as such term is defined in the United States Investment Company Act of 1940, as amended.

(k)          Immediately after giving effect to the Transactions, no Loan Party is a party to any indenture, loan, secured or unsecured credit facility, interest rate or other swap or similar agreement, or any lease or other agreement or instrument or subject to any charter or corporate restriction, in any such case, the terms of which, individually and in the aggregate, could reasonably be expected to have a Material Adverse Effect.

(l)        (i)          Unless otherwise explicitly permitted hereunder or under the applicable Collateral Document, all filings, registrations, notices, acknowledgements, consents and other actions necessary or as reasonably requested by the Administrative Agent or the Required Lenders to create or perfect the security interest in the Collateral created under the Collateral Documents as of the date this representation and warranty is made shall be duly made or taken and shall be in full force and effect, and the Collateral Documents create in favor of the Administrative Agent or Security Trustee, as the case may be, for the benefit of the Secured Parties, a valid and, together with such filings, registrations, notices, acknowledgments, consents and other actions, perfected first priority (subject to Permitted Liens) security interest in the Collateral, securing the payment of the Credit Obligations; provided that, for the avoidance of doubt, the consents that are required to be obtained as per Section 3.01(a)(iii)(D) or 5.01(o)(iii) hereof shall only be required to be obtained to the extent possible by the Borrower using its commercially reasonable efforts. The respective Loan Party is the legal and beneficial owner of the Collateral free and clear of any Lien, except for Permitted Liens. Each Ship Mortgage that has been delivered hereunder has been duly executed and delivered, creates in favor of the Security Trustee or the Administrative Agent, as the case may be, for the benefit of the Secured Parties a legal, valid, and enforceable first preferred mortgage Lien over the whole of the Collateral Vessel therein named and when duly recorded in the appropriate ship registry office shall be a first preferred mortgage thereunder upon the such Collateral Vessel, and (ii) none of the Loan Parties or any Subsidiary has any place of business located in the United States or England and Wales.
(m)            Immediately after giving effect to the Transactions to be consummated on the Effective Date, the Borrower and its Subsidiaries, on a Consolidated basis, are Solvent.
(n)            Except as set forth in Schedule VI hereto or as, individually and in the aggregate, would not reasonably be expected to result in a Material Adverse Effect, (i) the operations and properties of each Loan Party and each of its Subsidiaries(including, but not limited to, each Collateral Vessel) have complied and do comply in all material respects with all applicable Environmental Laws and Environmental Permits, and (ii) no circumstances exist that could reasonably be expected to (A) form the basis of an Environmental Action against any Loan Party or any of its Subsidiaries or any of their properties or (B) cause any such property to be subject to any Lien or any restrictions on ownership, occupancy, use or transferability under any Environmental Law.
(o)            Each Loan Party and each of its Subsidiaries has duly filed all Tax returns and reports required by applicable law to be filed by or with respect to it and has duly paid all Taxes due and payable by or with respect to it (including applicable interest and penalties), except to the extent that the failure to do so would not constitute a breach of Section 5.01(c). Each Loan Party and each of its Subsidiaries has duly filed all Tax returns and reports required by applicable law to be filed by or with respect to it and has duly paid all Taxes due and payable by or with respect to it (including applicable interest and penalties), except to the extent that the failure to do so, individually and in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

(p)          Each Loan Party has good and marketable title to its Collateral Vessels, as applicable, and good and marketable title to or valid leasehold interests in its other personal property and assets that are necessary or used in the ordinary course of its business except (other than with respect to any Collateral Vessel) for such defects of title that are immaterial, in each case, free and clear of all liens and encumbrances other than Permitted Liens. Except such property, assets and interests that constitute Collateral and are subject to a Lien in favor of the Administrative Agent or the Security Trustee to secure the Credit Obligations and constitute Collateral, no Loan Party (i) owns any ownership interests in any vessel, (ii) has any deposit or securities accounts established or maintained by it, or (iii) owns Equity Interests in any other Person.
(q)          Set forth on Schedule IV hereto is a complete and accurate list of all
Indebtedness and Guaranty Obligations of the Borrower and its Subsidiaries outstanding as of the Effective Date after giving effect to the Transactions to be consummated on the Effective Date showing as of such date the obligor and the principal amount outstanding thereunder (other than any such Indebtedness or Guaranty Obligations owing to another Loan Party, to the extent not prohibited hereunder).
(r)          No ERISA Event has occurred with respect to any Plan that reasonably is expected to result in liability to any Loan Party which, together with all liabilities to any Loan Party arising or reasonably expected to arise from any other ERISA Events existing as of the Effective Date, exceeds $2,000,000.
(s)          (i)            Set forth on Schedule III hereto is a complete and accurate list of all Collateral Vessels owned by each Loan Party as of the most recent Vessel Acquisition Closing Date (or, with respect to the Effective Date, as of the Effective Date) and required to be subject to a Ship Mortgage on such date pursuant to the Loan Documents; and each such Collateral Vessel is duly registered in the name of the respective Loan Party as shipowner under the laws and flag of the jurisdiction indicated. None of the Loan Parties is a bareboat charterer of a vessel that is not a Collateral Vessel.
(ii)            Each Loan Party that owns a Collateral Vessel is qualified to own such Collateral Vessel under the laws of such Collateral Vessel's jurisdiction of registry, as may be applicable, or such other jurisdiction in which any such Collateral Vessel is permitted, or will be permitted, to be registered or operated in accordance with the terms of the respective Ship Mortgage.
(iii)            Each Collateral Vessel complies with the provisions of the applicable Ship Mortgage regarding classification.
(iv)            On the most recent Vessel Acquisition Closing Date (or, with respect to the Effective Date, as of the Effective Date), the manager of each Collateral Vessel is the Manager.
(t)          (i)            There are no Inter Company Charters as of the Effective Date. All Inter
Company Charters, if any, will be subject and subordinate in all respects to (A) the lien of the relevant Ship Mortgage in respect of the Collateral Vessel that is the subject of an Inter Company Charter and (B) the rights of the Administrative Agent or the Security Trustee, respectively, under such Ship Mortgage or otherwise, pursuant to a subordination agreement in form and substance reasonably satisfactory to the Security Trustee.

(ii)            A true, correct and complete list of charters of Collateral Vessels to which any Loan Party is a party having a remaining term after such Collateral Vessel's Vessel Acquisition Closing Date of twelve (12) months or greater, including any extension option, and copies of such charters, have been delivered to the Administrative Agent. Each such charter that covers a Collateral Vessel, to the extent required under this Agreement, is as of the applicable Vessel Acquisition Closing Date and will be thereafter expressly subject and subordinate in all respects to (A) the lien of the Ship Mortgage in respect of the Collateral Vessel that is the subject of such charter and (B) the rights of the Administrative Agent or the Security Trustee, as the case may be, under such Ship Mortgage or otherwise.
(u)            Anti-Money Laundering, Embargoes, and Anti-Corruption. (i) To the extent applicable, each of the Borrower and its Subsidiaries is, and has for the last five (5) years (or since its formation if less than five (5) years), been in compliance, in all material respects, with
(x) U.S. export and embargo laws including without limitation the Trading and Enemy Act, as amended, and other statutes, executive orders and regulations administered by the United States Department of the Treasury's Office of Foreign Assets Control ("OFAC"); and the United States Department of State, EU embargo laws, and applicable embargo laws of other jurisdictions in which the Borrower or any of its Subsidiaries are domiciled or operate (collectively "Embargo  Laws"), and (y) all applicable financial recordkeeping and reporting requirements, including those applicable provisions of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001 ("USA PATRIOT Act"), and the applicable anti-money laundering statutes of jurisdictions where the Borrower or any Subsidiary conducts business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the "Anti-Money Laundering Laws") and (z) United States Foreign Corrupt Practices Act of 1977 as amended, EU anti-corruption laws, and the anti-corruption laws in any country in which the Borrower or any Subsidiary is domiciled or operates ("Anti-Corruption Laws").
(ii)            No part of the proceeds of the Term Loans have been or will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, or otherwise in violation of any Anti-Corruption Laws as amended.
(iii)            To the Borrower's knowledge, no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Borrower or any Subsidiary with respect to the Embargo Laws, the Anti-Money Laundering Laws, or the Anti-Corruption Laws (x) is pending or threatened in writing or (y) has been brought against the Borrower or any Subsidiary in the last five (5) years.
(v)            The representations and warranties given by any Loan Party contained in any Loan Document are true and correct as of the date when made (except to the extent such representations and warranties relate to a prior date, in which case such representations and warranties are true and correct as of such prior date).
(w)            In relation to the terms of this Agreement and the other Loan Documents and the performance and discharge of its Credit Obligations and the Transactions and other arrangements effected or contemplated by this Agreement or any other Loan Documents, each of the Borrower and the other Loan Parties is acting for its own account, and the foregoing will not involve or lead to a contravention of any law, official requirement or other regulatory measure or procedure applicable to the Borrower or such Loan Party which has been implemented to combat "money laundering" (as defined in Article 1 of the Directive (91/308/EEC) of the Council of the European Community).
(x)        The Borrower does not own any material assets other than the Equity Interests of the Vessel Owning Subsidiaries or engage in any material business operations, other than the execution and delivery of the Loan Documents to which the Borrower is a party and the performance of its obligations under the Loan Documents and other activities reasonably related or incidental thereto.
ARTICLE V
COVENANTS OF THE BORROWER
Section 5.01. Affirmative Covenants. So long as any Term Loan or any other Credit Obligation shall remain unpaid (other than contingent obligations for indemnification or reimbursement in accordance with the terms of the Loan Documents for which no claim has been made), the Borrower covenants and agrees that it and each other Loan Party will:
(a)          Preservation of Existence, Etc. Preserve and maintain, and cause each of its Subsidiaries to preserve and maintain, its respective existence, legal structure, legal name, rights (charter and statutory), permits, licenses, approvals, privileges and franchises; except where the failure to do so could not reasonably be expected to adversely affect in any material respect the rights and remedies of the Administrative Agent, the Security Trustee, or the Lenders under the Loan Documents or to have a Material Adverse Effect.
(b)          [Reserved].
(c)          Payment of Taxes and Obligations, Etc. Pay and discharge, and cause each of its Subsidiaries to pay and discharge, before the same shall become delinquent, (i) all lawful claims that, if unpaid, might by operation of law become a Lien (unless such Lien would be a Permitted Lien) upon its property and (ii) all Taxes required by applicable law to be paid by it or by any of its Subsidiaries, except, in any such case, (A) Taxes which it (or any of its Subsidiaries) is contesting in good faith by appropriate proceedings and as to which appropriate reserves are being maintained in accordance with US GAAP (provided that such contest does not involve any risk of criminal penalty on the part of any Loan Party or seizure of any Collateral) or (B) Taxes the nonpayment of which, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.
(d)          Compliance with Laws, Etc. Comply, and cause each of its Subsidiaries to comply, with all applicable laws, rules, regulations and orders, except to the extent such failure to comply, individually and in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.
(e)          Compliance with Environmental Laws. Comply, and cause each of its Subsidiaries all lessees, charterers and other Persons operating or occupying, or in any way responsible for, Collateral Vessels or other of its properties to comply with all applicable Environmental Laws and Environmental Permits; obtain and renew, and cause each of its Subsidiaries to obtain and renew, all Environmental Permits necessary for its operations and properties; and conduct, and cause each of its Subsidiaries to conduct, any investigation, study, sampling and testing, and undertake any cleanup, removal, remedial or other action necessary to remove and clean up all Hazardous Materials in accordance with the requirements of all Environmental Laws; except, in each case, to the extent that such failure to comply, obtain or renew, conduct or undertake, individually and in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.
(f)          Maintenance of Insurance. (i) At its own expense, keep its insurable properties adequately insured at all times by financially sound and reputable insurers in such amounts as shall be customary for similar businesses and maintain such other reasonable insurance of such types, to the extent and against such risks, as is customary with companies in the same or similar businesses and maintain such other insurance as may be required by law and (ii) cause each Vessel Owning Subsidiary to carry and maintain insurance required to be maintained under the terms of the relevant Ship Mortgages. The Administrative Agent and the Security Trustee shall engage (at the Borrower's expense) an independent marine insurance expert upon whose advice as to all matters relating to insurances the Administrative Agent, the Security Trustee and the Lenders may rely conclusively, including, but not limited to, the granting or withholding of consents or approvals under the Loan Documents.
(g)          Visitation Rights. At any reasonable time and from time to time upon reasonable prior notice to the Borrower (but without undue interference with the operations of the relevant Loan Party), permit the Administrative Agent or representatives thereof or, while an Event of Default is continuing, any of the Lenders or representatives thereof, to examine and make copies of any abstracts from the records and books of account of any Loan Party, and to discuss the affairs, finances and accounts of any Loan Party with any of their respective officers or directors and with their independent certified public accountants (and the Loan Parties shall be afforded the opportunity to participate in such discussions), all at the expense of the Borrower.
(h)          Keeping of Books. Keep, and cause each of its Subsidiaries to keep, proper books of record and account, in which full and correct entries shall be made of all financial transactions and the assets and business of the Borrower and each such Subsidiary in a form permitting financial statements conforming to US GAAP to be derived therefrom.
(i)        Maintenance of Properties, Etc. Maintain and preserve, and cause each of the other Loan Parties to maintain and preserve, all of its properties that are necessary or used in the conduct of its business in good working order and condition, ordinary wear and tear excepted and except for (i) non-overdue conditions, recommendations or notations affecting class and (ii) Asset Dispositions permitted by Section 5.02(e) hereof.
(j)          Further Assurances; Notices re: Name Change and Offices.
(i)                        Promptly upon request by the Administrative Agent, or the Required Lenders through the Administrative Agent, do, and cause each other Loan Party to, execute, acknowledge, deliver, record, re-record, file, re-file, register and re-register any and all such further acts, deeds, conveyances, pledge agreements, mortgages, deeds of trust, trust deeds, assignments, financing statements and continuations thereof, termination statements, notices of assignment, transfers, certificates, assurances and other instruments as the Administrative Agent, or the Required Lenders through the Administrative Agent, may reasonably require from time to time in order to (A) carry out more effectively the purposes of the Loan Documents, or correct any material defect or error discovered therein, (B) to the fullest extent permitted by applicable law, subject any Loan Party or any of its properties, assets, rights or interests (in each case constituting

Collateral) to the Liens now or hereafter intended to be covered by any of the Collateral Documents, (C) perfect and maintain the validity, effectiveness and priority of any of the Collateral Documents and any of the Liens intended to be created thereunder and (D) assure, convey, grant, assign, transfer, preserve, protect and confirm more effectively unto the Administrative Agent, the Security Trustee and the Secured Parties the rights granted or now or hereafter intended to be granted to any of them under any Loan Document or under any other instrument executed in connection with any Loan Document to which any Loan Party is or is to be a party.
(ii)            No fewer than fifteen (15) days, or such shorter period as the Administrative Agent may agree, prior to the change of name of any Loan Party, notify the Administrative Agent of such proposed change.
(iii)            No fewer than thirty (30) days, or such shorter period as the Administrative Agent may agree, prior to the occurrence thereof, notify the Administrative Agent of the opening of an office in the United States or England and Wales of any Loan Party or of the change of address of any such office previously opened.
(k)            Compliance with Material Agreements. Make all payments and otherwise perform all obligations in respect of all agreements, contracts and other arrangements material to the business of any Loan Party and to which such Loan Party is a party, keep such agreements and contracts in full force and effect, except, in any case, where the failure to do so, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.
Appraisal Requirements. The Borrower, at its expense, shall cause to be delivered two (2) appraisal reports covering each Core Collateral Vessel, with each such appraisal report to be prepared by an Approved Broker and indicating the Fair Market Value of the applicable Core Collateral Vessels, (i) semi-annually on each June 30 and December 31 following the applicable Vessel Acquisition Closing Date, commencing with the first June 30 or
December 31 occurring after the initial Vessel Acquisition Closing Date (such appraisal reports to be delivered within ten (10) Business Days after the end of each such semi-annual period (or such later date agreed to by the Administrative Agent)) and (ii) while an Event of Default has occurred and is continuing, as the Administrative Agent may reasonably request (acting at the direction of the Required Lenders), reasonably promptly after receipt of such request. For the purposes of this Section 5.01(1) or elsewhere in any Loan Document where an appraisal of Core Collateral Vessels is required, the parties shall use Approved Brokers, and the Borrower shall advise the Administrative Agent of the Approved Brokers selected by it.
(m)            [Reserved].
(n)            Due Registration; Owner and Operator Qualification; Managers.
(i)            Each Collateral Vessel will remain duly registered in the jurisdiction in which it is registered on the applicable Vessel Acquisition Closing Date (except as otherwise permitted under Section 5.01(r)(i) hereof), in the name of the relevant Vessel Owning Subsidiary as owner thereof free and clear of all liens and encumbrances of record, except liens and encumbrances pursuant to the relevant Ship Mortgage and other Collateral Documents.

(ii)         Each Loan Party which owns or operates, or will own or operate, a Collateral Vessel, is qualified, and at all times shall be qualified, to own and operate such Collateral Vessel in all jurisdictions in which such Collateral Vessel is flagged or operated.
(iii)            Each Collateral Vessel shall be commercially and technically managed by the Manager, which shall be, and the rights of the Manager under any management agreement shall expressly be subordinated to the lien granted under the relevant Ship Mortgage and the rights of the Security Trustee under such Ship Mortgage. The Borrower may change the Manager only with the written consent of the Administrative Agent (given at the direction of the Required Lenders in their sole discretion). In the event the Administrative Agent shall have consented to the appointment of a successor Manager as required under this Section 5.01(n)(iii), an appropriate executed Manager's Undertaking shall be delivered by the Borrower to the Administrative Agent prior to or concurrently with the change in Manager becoming effective.
(o)            Charters. (i) Any Inter Company Charter entered into after the Effective Date, shall be made subject and subordinate in all respects to (A) the lien of the Ship Mortgage in respect of the Collateral Vessel that is the subject of such Inter Company Charter and (B) the rights of the Administrative Agent or the Security Trustee, as the case may be, under such Ship Mortgage pursuant to a subordination agreement in form and substance reasonably satisfactory to the Security Trustee.
(ii)            There shall be no (A) bareboat chartering of any Collateral Vessel for a period (including optional renewals) in excess of twelve (12) months, and (B) time chartering of any Collateral Vessel entered into after the Effective Date for a period (including optional renewals) in excess of thirty-six (36) months, in each such case, without the prior written consent of the Required Lenders, whose consent is not to be unreasonably withheld.
(iii)            The relevant Loan Party shall execute and deliver in favor of the Administrative Agent an Assignment of Charter in respect of each Collateral Vessel charter (bareboat or time) in excess of twelve (12) months duration (including all renewals), in substantially the form attached to the Assignment of Earnings attached hereto as Exhibit G and shall (A) serve notice of such assignment on the charterer substantially in the form attached to the Assignment of Earnings attached hereto as Exhibit G and (B) use its commercially reasonable efforts to cause such charterer to execute and deliver to the Administrative Agent a consent and acknowledgment of such charterer substantially in the form attached to the Assignment of Earnings attached hereto as Exhibit G executed by such charterer; provided, that if the terms of such charter prohibits such assignment, or requires consent of the charterer therefor, the relevant Loan Party shall discharge its obligations under this Section 5.01(o)(iii) if it shall use its commercially reasonable efforts to obtain the charterer's consent to such assignment and fails to obtain such consent and so notifies the Required Lenders and the Administrative Agent.
(iv)            The relevant Loan Party (or the Borrower on its behalf) shall notify the Administrative Agent promptly of any and all bareboat charters, time charters or series of successive voyage charters (including sub time charters), contracts of affreightment or pooling arrangements entered into by such Assignor respecting any Collateral Vessel having an indicated duration in excess of twelve (12) months (including any optional renewals) and, upon the Administrative Agent's request, any other charter or any such other agreement.
(p)          Accounts. (i) The Borrower and each other Loan Party shall open and maintain for the duration of this Agreement an Earnings Account and shall procure that all hires, freights, pool income and other sums payable in respect of a Collateral Vessel or otherwise payable to a Loan Party in respect of a Collateral Vessel are credited to, and operating expenses are deducted from, the appropriate Earnings Account. The amounts credited to the Earnings Accounts, subject to the terms of the Account Pledge Agreements, shall be freely available to the Borrower and each other Loan Party that owns a Collateral Vessel unless an Event of Default has occurred and is continuing and notice has been given to the Borrower by the Administrative Agent that such amounts shall not be freely available. The Borrower and each other Loan Party shall not maintain any bank accounts other than the Earnings Accounts.
(ii)            The Borrower and each other Loan Party together shall accumulate the amounts described in subclause (i) of this Section 5.01(p) in one or more Earning Accounts; provided, that notwithstanding the foregoing, the Borrower or the applicable Loan Party may transfer from time to time to an account of the Manager amounts required to pay reasonable operating, overhead, sales, general and administrative expenses (to the extent reasonably allocable to the management of the Collateral Vessels), and management and similar fees relating to the management of the Collateral Vessels that are not less favorable to the Borrower or the applicable Vessel Owning Subsidiary than could be obtained in an arm's length transaction with an unrelated third party, unless, in any of the foregoing cases, an Event of Default has occurred and is continuing and notice has been given to the Borrower by the Administrative Agent that such amounts shall not be freely available.
(q)          Pari Passu. The Term Loans and the other Credit Obligations of the Borrower, Star Bulk and the other Loan Parties hereunder and under the other Loan Documents shall rank at least pan passu in right of payment with all present and future indebtedness of the Borrower, Star Bulk and such other Loan Parties, as the case may be (except for obligations mandatorily preferred by law).
(r)          Collateral Vessels. (i) No change of registration, flag or classification society of any of the Collateral Vessels shall occur without the prior written consent of the Administrative Agent, such consent not to be unreasonably withheld.
(ii)            Each entity owning a Collateral Vessel shall remain, directly or indirectly, a direct Wholly Owned Subsidiary of the Borrower.
(iii)            Each Collateral Vessel shall remain in class with a classification society that is a member of the International Association of Classification Societies and reasonably acceptable to the Administrative Agent, free of any overdue recommendations, conditions or notations affecting class.
(iv)            Each Collateral Vessel and the Manager (other than Maryville) will at all times comply with the ISM Code and the International Ship and Port Facility Security Code as adopted by the IMO, as the same may be amended from time to time.
(s)          Business. The Borrower and its Subsidiaries shall be engaged only in the business of ownership of the Collateral Vessels (or vessels that were released in connection with a Permitted Refinancing Transaction), or, as the case may be, the ownership of the Equity Interests in Subsidiaries existing as of the Effective Date or future Subsidiaries permitted pursuant to Section 5.02(h) hereof, and in each of the foregoing cases, any business substantially related or incidental thereto or reasonable extensions thereof ("Permitted Business").
(t)            Anti-Money Laundering. The Borrower and its Subsidiaries shall comply with all applicable Anti-Money Laundering Laws.
(u)            Replacement Notes. If any Note becomes mutilated, destroyed, lost or stolen, the Borrower shall, upon the written request of the affected Lender, execute and deliver in replacement thereof a new Note, in the same principal amount, dated the date of the Note being replaced and designated as issued under this Agreement. If the Note being replaced has become mutilated, such Note shall be surrendered to the Borrower. If the Note being replaced has been destroyed, lost or stolen, the affected Lender shall furnish to the Borrower and the Administrative Agent such security or indemnity as may be required by each of them to hold the Borrower and the Administrative Agent harmless and evidence reasonably satisfactory to the Borrower and the Administrative Agent of the destruction, loss or theft of such Note and of the ownership thereof; provided that if the affected Lender is an Initial Lender or an Affiliate of an Initial Lender, the written notice of such destruction, loss or theft and such ownership and the written undertaking of such Lender delivered to the Borrower and the Administrative Agent to hold harmless the Borrower and Administrative Agent in respect of the execution and delivery of such new Note shall be sufficient evidence, security and indemnity.
Section 5.02. Negative Covenants. So long as any Term Loan or any other Credit Obligation shall remain unpaid (other than contingent obligations for indemnification or reimbursement in accordance with the terms of the Loan Documents for which no claim has been made), the Borrower covenants and agrees that:
(a)            Limitation on Indebtedness. The Borrower will not, and will not permit any Subsidiary (other than any Excluded Subsidiary) to, create, incur, assume, permit, or suffer to exist any Indebtedness or obligation under any Swap Agreement or other swap or hedging agreement except:
(i)            Indebtedness incurred under the terms of this Agreement, the Guaranty and the other Loan Documents;
(ii)            Indebtedness of any Loan Party to any other Loan Party, that is incurred in the ordinary course of business; and
(iii)            in the case of the Borrower, guaranties permitted under clause (E) of Section 5.02(c).
(b)            Limitation on Liens. The Borrower will not, and will not permit any of its Subsidiaries (other than any Excluded Subsidiary) to, create, incur, assume or suffer to exist any Lien on any of its assets except for Permitted Liens.
"Permitted Liens" means:
(A)          Liens for Taxes, assessments or other charges which (x) are not at the time delinquent, (y) do not exceed $1,000,000 in the aggregate for all Loan Parties at any time, or (z) are being contested in good faith by appropriate proceedings, provided that, with respect to Taxes, assessments or other charges referred to in clauses (x), (y) and (z), adequate reserves with respect thereto are maintained on the books of the Borrower or other applicable Loan Party (or Subsidiary) in conformity with US GAAP.
(B)            Liens in favor of the Administrative Agent or the Security Trustee to secure any or all Credit Obligations;
(C)            other Liens arising in the ordinary course of the business of any of such Loan Party (or Subsidiary) which (x) do not secure Indebtedness and (y) either (A) are being contested in good faith by appropriate proceedings (provided that such contest does not involve any risk of criminal penalty on the part of any Loan Party or Subsidiary of any Loan Party or seizure of any Collateral), and with respect to which reserves are maintained on the books of the Borrower or other applicable Loan Party (or Subsidiary) in conformity with US GAAP or (B) relate to obligations or liabilities that are not more than forty-five (45) days past due;
(D)            (x) any Inter Company Charter so long as the same shall be subject and subordinate in all respects to (i) the lien of the Ship Mortgage in respect of the Collateral Vessel that is the subject of such Inter Company Charter and (ii) the rights of the Security Trustee or Administrative Agent under such Ship Mortgage and (y) any other charter permitted by the terms of any Loan Document;
(E)            Liens for salvage, including contract salvage, and seamen's wages;
(F)            Liens arising out of the existence of judgments or awards in respect of which any Loan Party shall in good faith be prosecuting an appeal or proceedings for review or in respect of which there shall have been secured a subsisting stay of execution pending such appeal or proceedings, provided that, the aggregate amount of all cash (including the stated amount of all letters of credit) and the fair market value of all other property subject to such Liens does not exceed $1,000,000 at any time outstanding;
(G)            other Liens not otherwise permitted by this Section 5.02(b) securing an aggregate amount of obligations that do not constitute Indebtedness not to exceed $1,000,000 in the aggregate for all Loan Parties at any time, provided that the Liens described in this subclause (G) shall not be Permitted Liens with respect to any Collateral Vessel unless such Liens shall rank junior in priority to the Lien granted under the Ship Mortgage covering such Collateral Vessel (unless senior in priority only by operation of law);
(H)            in connection with any Asset Disposition permitted under Section 5.02(e) hereof, customary rights and restrictions contained in agreements relating to such Asset Disposition pending the completion thereof; and
(I)             Liens on Equity Interests of Excluded Subsidiaries to secure obligations arising under Permitted Refinancing Transactions.
(c)          Limitation on Guaranty Obligations. The Borrower will not, and will not permit any of its Subsidiaries (other than any Excluded Subsidiary) to, create, incur, assume or suffer to exist any Guaranty Obligation except (A) the Guaranty Obligations of the Guarantors under the

Guaranty, (B) guaranties or indemnities from time to time required in the ordinary course of business by any protection and indemnity or war risks association with which a Collateral Vessel is entered, (C) Guaranty Obligations incurred to procure the release of a Collateral Vessel from any arrest, detention, attachment or levy or for the salvage of a Collateral Vessel, (D) in the case of the Borrower, guaranties of charter obligations of any other Loan Party and (E) in the case of the Borrower, guaranties in respect of the obligations of an Excluded Subsidiary under a Permitted Refinancing Transaction.
(d)          Limitations on Fundamental Changes. (i) The Borrower will not enter into any acquisition, merger, consolidation or amalgamation, or liquidate, wind-up or dissolve itself (or suffer any liquidation or dissolution) or convey, sell, lease or enter into any sale-leaseback transaction, assign, transfer or otherwise dispose of all or substantially all of the property, business or assets of the Borrower.
(ii)            The Borrower will not permit any other Loan Party to enter into any acquisition, merger, consolidation or amalgamation, or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution), or convey, sell, lease or enter into any sale-leaseback transaction, assign, transfer or otherwise dispose of all or substantially all of such Guarantor's property, business or assets, in any such case except:
(A)            to the extent expressly permitted by Section 5.02(e) hereof; and
(B)            charters or subcharters "in" or "out" of Collateral Vessels in compliance with Section 5.01(o) hereof; provided that where required by the terms of Section 5.01(o) hereof, an Assignment of Charter together with notices and acknowledgments thereof, shall be executed and delivered to the Administrative Agent concurrently with the relevant Guarantor entering into such charters or subcharters.
(e)          Limitation on Sale of Assets. The Borrower will not, and will not permit any other Loan Party, to convey, sell, lease (except charters of Collateral Vessels in accordance with Section 5.01(o) hereof) or enter into any sale-leaseback transaction, assign, transfer or otherwise dispose of any of its property, business or assets (including, without limitation, receivables and leasehold interests), whether now owned or hereafter acquired, to any Person ("Asset Dispositions"), except an Asset Disposition that falls under one of the following categories:
(i)            Asset Dispositions (other than of a Collateral Vessel or the Equity Interests of any Subsidiary) of (A) obsolete or worn out property in the ordinary course of business or (B) assets no longer used or useful in the conduct of the business of the Borrower and its Subsidiaries in the ordinary course of business for fair market value;
(ii)            Asset Dispositions (other than of a Collateral Vessel) to a Loan Party, provided, that the security interests (if any) over such assets in favor of the Administrative Agent or the Security Trustee, as applicable, are continued in a manner reasonably satisfactory to the Administrative Agent;
(iii)            Asset Dispositions of any Collateral Vessel or 100% of the Equity Interests of a Vessel Owning Subsidiary to a Person that is not a Loan Party (each, a "Vessel Disposition"), provided, that the Borrower shall furnish to the Administrative Agent, as soon as available but in any event no later than ten (10) Business Days or such shorter period as reasonably determined by the Administrative Agent, prior to any Vessel Disposition, (A) a notice of such Vessel Disposition, and (B) a certificate, in form and substance reasonably satisfactory to the Administrative Agent and signed by a Responsible Officer of the Borrower (1) stating the agreed sale price for the applicable Collateral Vessel (or Equity Interests of the applicable Vessel Owning Subsidiary) and (2) certifying that the cash consideration to be received for the applicable Collateral Vessel (or Equity Interests of the applicable Vessel Owning Subsidiary) is not less than the Fair Market Value of such Collateral Vessel (and the Fair Market Value of such Collateral Vessel shall be appraised in accordance with the terms of Section 5.01(1) hereof, if requested by the Borrower or the Administrative Agent); provided that with respect to any Total Loss of a Collateral Vessel, the Borrower shall be required under this Section 5.02(e)(iii) only to give notice thereof promptly after the occurrence of such Total Loss (and the Administrative Agent shall promptly notify each Lender of any notice of Vessel Disposition or Total Loss);
(iv)            to the extent constituting an Asset Disposition, any Lien permitted by Section 5.02(b) hereof or Investment permitted by Section 5.02(1) hereof;
(v)            the sale or other disposition of cash or Cash Equivalents or other marketable securities (other than any marketable securities issued by any Loan Party) in the ordinary course of business in connection with cash management activities or for transactions otherwise permitted under this Agreement of the Borrower and its Subsidiaries (including transfers and dispositions to the Manager to the extent permitted pursuant to Section 5.01(p) hereof);
(vi)            Asset Dispositions resulting from (x) any casualty or other insured damage not constituting a Total Loss of a Collateral Vessel to any property or asset of any Loan Party; provided that all proceeds are distributed in accordance with the terms of the relevant Ship Mortgage and/or Assignment of Insurances, as applicable, or (y) any taking under power of eminent domain or by condemnation or similar proceeding of any property or asset of any Loan Party (other than any Collateral Vessel);
(vii)            any other Asset Dispositions (excluding any Asset Disposition of any Collateral Vessel or any Equity Interests of any Subsidiary); provided, that: (A) the aggregate fair market value of all such assets disposed of, either in a single transaction or series of related transactions, shall not exceed $5,000,000 during any fiscal year, (B) such Asset Dispositions shall be made for cash and/or Cash Equivalents only for not less than fair market value; and (C) such Asset Dispositions shall not include Collateral Vessels or the Equity Interests of any Vessel Owning Subsidiary or other Loan Party that owns Equity Interests of any Vessel Owning Subsidiary; provided, further, that, after giving effect to any such Asset Disposition, no Default or Event of Default shall have occurred and be continuing or would result therefrom; and
(viii)            to the extent constituting an Asset Disposition, any transaction expressly permitted by Section 5.02(d)(ii)(B) or (C) or Section 5.02(f) hereof.
For the purposes of this Section 5.02(e), the term "fair market value" means the value that would be paid by a willing and able buyer to an unaffiliated willing and able seller in a transaction on an arm's length basis not involving duress.
Notwithstanding anything in this Agreement or any Loan Documents to the contrary an Asset Disposition of a Collateral Vessel or 100% of the Equity Interests of a Vessel Owning Subsidiary may only occur in accordance with clause (iii) of this Section 5.02(e).

(f)        Limitation on Dividends and Other Payments. The Borrower will not declare or pay any dividend on, or make any payment on account of, or set apart assets for a sinking or other analogous fund for, the purchase, redemption, defeasance, retirement or other acquisition of, any shares of any class of Equity Interests of the Borrower, whether now or hereafter outstanding, or make any other distribution in respect thereof, either directly or indirectly, whether in cash or property or in obligations of the Borrower or any Subsidiary; provided that (i) so long as the Borrower is a partnership or disregarded entity for United States federal income tax purposes, the Borrower may declare or pay dividends to its members for, and in the amount of, United States federal income taxes actually payable by such members but only to the extent such taxes are attributable to the operation and assets of the Borrower and its Subsidiaries, (ii) the Borrower may pay a distribution to its members of a Distribution Election Amount in accordance with Section 2.08(a) so long as (A) no Default or Event of Default shall have occurred and be continuing or would result from such payment, (B) on a pro forma basis after giving effect to such payment, (1) the Borrower is in compliance with the covenants set forth in Section 5.04 and (2) the ratio of (x) the aggregate outstanding principal amount of Term Loans to (y) the aggregate Fair Market Value of the Core Collateral Vessels is not greater than 0.55 to 1.00 and (C) the Borrower delivers a certificate to the Administrative Agent signed by a Responsible Officer of the Borrower certifying that such conditions are satisfied, setting forth computations in reasonable detail regarding the condition set forth in clause (B) above and (iii) the Borrower may pay dividends and distributions to its members so long as (A) no Default or Event of Default shall have occurred and be continuing or would result from such payment, (B) on a pro forma basis after giving effect to such payment, (1) the Borrower is in compliance with the covenants set forth in Section 5.04 and (2) the ratio of (x) the aggregate outstanding principal amount of Term Loans to (y) the aggregate Fair Market Value of the Core Collateral Vessels is not greater than 0.70 to 1.0 and (C) the Borrower delivers a certificate to the Administrative signed by a Responsible Officer of the Borrower certifying that such conditions are satisfied, setting forth computations in reasonable detail regarding the condition set forth in clause (B) above and stating the amount of such dividend or distribution.
(g)          Transactions with Affiliates. The Borrower will not, and will not permit any other Loan Party to, enter into or engage in any transaction, including, without limitation, any purchase, sale, lease, lease-back, or exchange of property or the rendering of any service, with any Affiliate (including as an Affiliate for purposes of this clause (g), any Lender Affiliate solely with respect to any management or similar agreement or any investment banking or similar agreement) of the Borrower or such Loan Party unless such transaction is (i) solely among Loan Parties or Persons that become Loan Parties immediately after giving effect to such transaction (to the extent such transaction is not otherwise prohibited hereunder), (ii) permitted pursuant to Section 5.02(1)(x), (iii) the incurrence of Guaranty Obligations not prohibited hereunder or (iv) upon fair and reasonable terms no less favorable to such the Borrower or Loan Party than it would obtain in a comparable arm's length transaction with a Person not an Affiliate. It is understood and agreed that the Transactions shall be permitted.
(h)          Subsidiaries. The Borrower will not, and will not permit any Loan Party to, create, acquire or permit to exist any Subsidiary other than (i) Subsidiaries in existence on the Effective Date, (ii) Acquired Subsidiaries, the Chartered SPV Interests of which are acquired pursuant to the terms of the Purchase Agreement, and (iii) Subsidiaries created and permitted to exist by the last paragraph of Section 5.02(1) hereof.
(i)          Amendments of Constitutive Documents. The Borrower will not amend, or permit any of the other Loan Parties to amend, its respective certificate of incorporation or bylaws or other constitutive documents, in each case, if and to the extent such amendment would be materially adverse to the interests of the Secured Parties.
(j)        Fiscal Year. The Borrower will not make or permit, or permit any Guarantor to make or permit, any change in its respective fiscal year from a calendar year.
(k)        Speculative Transactions. The Borrower will not, and will not permit any of other Loan Party to, engage in any transaction involving commodity options or futures contracts or any similar speculative transactions, other than swaps and other hedging arrangements entered into in the ordinary course of business and otherwise permitted hereby.
(1)            Investments. Except with respect to the acquisition of assets specifically permitted by Section 5.02(e) hereof, the Borrower will not, and will not permit any Subsidiary to, engage in any advance, loan, extension of credit or capital contribution to, or otherwise acquire any stock, bonds, notes, debentures or other securities of or any assets constituting a business unit of or make any other investment in, any Person (all of the foregoing, collectively, "Investments") except:
(i)            Investments in the form of trade credits or the holdings of receivables in the ordinary course of business;
(ii)            Investments in Cash Equivalents;
(iii)            Investments in another Loan Party;
(iv)            Guaranty Obligations permitted pursuant to Section 5.02(c) hereof;
(v)            Investments received as a result of bankruptcy, reorganization or similar proceedings in respect of any Person or taken in settlement of or other resolution of claims or disputes or in connection with foreclosure;
(vi)            Investments constituting pledges and deposits to secure the performance of bids, trade contracts (other than for Indebtedness under clause (a) or (b) of the definition thereof), leases, statutory obligations, customer deposits and advances, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;
(vii)            endorsements for collection or deposit and prepaid expenses made in the ordinary course of business;
(viii)            advances, loans and extensions of credit to the Manager consisting of cash or Cash Equivalents to the extent permitted by Section 5.01(p);
(ix)            Investments in any Wholly Owned Subsidiary that will become a Loan Party to permit it to post additional collateral in order to cure a Default under Section 5.04(b) in accordance with the terms thereof;
(x)            Investments made in accordance with the terms of the Vessel Purchase Agreement; and

(xi)            Investments in any Excluded Subsidiary to the extent existing on the date such Subsidiary becomes an Excluded Subsidiary hereunder (and not made in anticipation of such Subsidiary becoming an Excluded Subsidiary).
Notwithstanding anything to the contrary in this Agreement, the Borrower may, and may permit any Loan Party to, create or acquire, and permit to exist, any new Subsidiary after the date hereof in connection with the posting of additional collateral to cure a Default under Section 5.04(b) hereof, provided, that (A) such Subsidiary (1) shall not have any Indebtedness (other than in respect of the Loan Documents and other Indebtedness permitted hereunder) or, at the time of its creation, any other Guaranty Obligations, (other than Guaranty Obligations permitted hereunder), (2) is or becomes party to the Guaranty and (3) assigns and grants to the Administrative Agent or Security Trustee a Lien on substantially all of its assets which shall be pursuant to documentation substantially similar to those delivered on the Effective Date pursuant to Section 3.01(a) hereof, and if such Subsidiary owns a vessel, shall include documentation substantially similar to those delivered on an applicable Vessel Acquisition Closing Date pursuant to clause (a) of Schedule VII (and the Administrative Agent shall add such vessel to Schedule III hereto and send to all parties hereto such revised Schedule Ill), and otherwise pursuant to security documentation reasonably satisfactory to the Administrative Agent, and (B) the capital stock of such Subsidiary shall be pledged pursuant to the Stock Pledge, in each case, together with customary corporate deliveries and opinions.
(m)          Vessels. The Borrower will not, and will not permit any Subsidiary to, purchase or otherwise acquire or build, or commit to purchase or otherwise acquire or build, or otherwise incur obligations relating to the acquisition or construction of, any vessel, except (i) for purchases of the Scheduled Vessels and Chartered SPV Interests in accordance with the terms of the Vessel Purchase Agreement and (ii) a Loan Party may purchase or otherwise acquire a vessel or 100% of the Equity Interests of a Person that owns a vessel in order to post additional collateral to cure a Default under Section 5.04(b) hereof.
(n)          Embargo Laws. The Borrower will not, and will not permit any of its Subsidiaries to, charter (or permit to be sub-chartered) any vessel (including but not limited to any Collateral Vessel) to, for, or for the benefit of a Prohibited Person, or to carry any cargo, bound directly or indirectly for a Prohibited Country, unless such carriage is authorized by the U.S. Government under a general or specific license or not in violation of the Embargo Laws.
(o)          Amendments to Vessel Purchase Agreement. The Borrower will not amend, modify or supplement the Vessel Purchase Agreement in any manner that is materially adverse to the Lenders without the prior written consent of the Required Lenders.
(p)          Employees; Plans; Multiemployer Plans. No Loan Party or ERISA Affiliate shall sponsor, maintain, contribute to, incur any obligation to sponsor, maintain or contribute to or assume any liability, actual or contingent in respect of, any Multiemployer Plan or Plan. No Loan Party shall employ or agree to employ any employee.
Section 5.03. Reporting Requirements. So long as any Term Loan or any other Credit Obligation shall remain unpaid (other than contingent obligations for indemnification or reimbursement in accordance with the terms of the Loan Documents for which no claim has been made), the Borrower will furnish to the Administrative Agent for distribution to the Lenders; (provided that the delivery requirements of the Borrower under Sections 5.03(b) and (c) hereof shall be deemed satisfied to the extent filings satisfying such requirement are made with the SEC):
(a)          Default Notice. As promptly as possible but in any event within five (5) calendar days after knowledge by a Responsible Officer of the Borrower of the occurrence of any Default continuing on the date of such statement, a statement of the chief financial officer of the
Borrower setting forth in reasonable detail the nature of such Default and the action that the Borrower or applicable Subsidiary has taken and proposes to take with respect thereto.
(b)          Annual Financials. As soon as available and in any event within 180 days after the end of each fiscal year of Star Bulk, a copy of the annual audit report for such year for Star Bulk and its Subsidiaries prepared in accordance with US GAAP, including therein the Consolidated balance sheet of Star Bulk and its Subsidiaries as of the end of such fiscal year and the related Consolidated statements of operations, stockholders' equity and cash flows of Star Bulk and its Subsidiaries for such fiscal year, in each case accompanied by an opinion of Ernst & Young (Hellas) Certified Auditors Accountants S.A., PricewaterhouseCoopers LLP, Deloitte Touche LLP or other independent public accountants of recognized standing.
(c)          Quarterly Financials.
(i)            With respect to the first three fiscal quarters of each fiscal year, as soon as available and in any event within 90 days after the end of such fiscal quarter of Star Bulk, (x) a Consolidated balance sheet of Star Bulk and its Subsidiaries as of the end of such fiscal quarter and the related Consolidated statement of operations and shareholders' equity of Star Bulk and its Subsidiaries for the period commencing at the end of the previous fiscal quarter and ending with the end of such fiscal quarter and Consolidated cash flow data of Star Bulk and its Subsidiaries for the period commencing at the end of the previous fiscal year and ending with the end of such quarter, all in reasonable detail and duly certified (subject to the absence of footnotes and normal year-end audit adjustments) by the Chief Financial Officer of Star Bulk as having been prepared in accordance with US GAAP.
(ii)            With respect to each fiscal quarter of the Borrower, as soon as available and in any event within 90 days after the end of such fiscal quarter, an internally-prepared Consolidated and consolidating balance sheet of the Borrower and its Subsidiaries as of the end of such fiscal quarter and the related Consolidated and consolidating statement of operations and shareholders' equity of the Borrower and its Subsidiaries for the period commencing at the end of the previous fiscal quarter and ending with the end of such fiscal quarter and Consolidated and consolidating cash flow data of the Borrower and its Subsidiaries for the period commencing at the end of the previous fiscal year and ending with the end of such quarter, all in reasonable detail and duly certified (subject to the absence of footnotes and normal year-end audit adjustments) by a Responsible Officer of the Borrower as having been prepared in accordance with US GAAP.
(iii)            At the time the financial statements described in clause (ii) above are delivered, a certificate of said officer of the Borrower stating that no Default has occurred and is continuing or, if a Default has occurred and is continuing, a statement as to the nature thereof and the action that the Borrower or the applicable Subsidiary has taken and proposes to take with respect thereto (which certification may be included in the Certificate of Compliance in lieu of a separate certificate).

(iv)           At the time the financial statements described in clause (ii) above are delivered, a Certificate of Compliance with respect to and attaching the computations used by the Borrower in determining compliance with the covenants contained in Section 5.04 hereof; provided that in the event of any change in US GAAP used in the preparation of such financial statements, the Borrower shall also provide, together with such financial statements, if necessary for the determination of compliance with Section 5.04 hereof, a statement of reconciliation conforming such financial statements to US GAAP.
(v)            At the time the financial statements described in clause (ii) above are delivered, a management discussion and analysis for the Borrower and its Subsidiaries with an update on key statistics, including without limitation, average day rates, time charter equivalent rates, and other fleet information.
(d)        [Reserved].
(e)        Litigation. Promptly after the commencement thereof, notice of all actions, suits, investigations, litigation and proceedings before any Governmental Authority affecting any Loan Party or any of its Subsidiaries of the type described in Section 4.01(f) hereof.
(f)        Securities Reports. Promptly after the sending or filing thereof, to the extent not publicly available, copies of all proxy statements, financial statements and reports that any Loan Party sends to its stockholders generally, and copies of all regular, periodic and special reports, and all registration statements and other filings, that any Loan Party files with the SEC or any Governmental Authority that may be substituted therefor.
(g)        Environmental Conditions. Promptly after the assertion or occurrence thereof, notice of any (x) material spillage or emission of a Hazardous Substance from any Collateral Vessel or other vessel owned or operated by the Borrower or any Subsidiary of the Borrower or (y) any Environmental Action against or of any noncompliance by any Loan Party or any of its Subsidiaries or any Collateral Vessel with any Environmental Law or Environmental Permit that could (i) reasonably be expected to have a Material Adverse Effect or (ii) cause any property described in the Ship Mortgages to be subject to any material Lien or material restrictions on ownership, occupancy, use or transferability under any Environmental Law.
(h)        Insurance. As soon as available and in any event within thirty (30) days after the end of each fiscal year, a report summarizing the insurance coverage (specifying type, amount and carrier) in effect for each Loan Party and containing such additional information as the Administrative Agent (or the Required Lenders through the Administrative Agent) may reasonably request.
(i)        ERISA. In the event any Plan is subject to Title IV of ERISA:
(i)            ERISA Events and ERISA Reports. (A) Promptly, and in any event within ten (10) days after any Loan Party knows of the occurrence of any ERISA Event, that reasonably is expected to result in liability to any Loan Party which, together with all liabilities to any Loan Party arising or reasonably expected to arise from any other ERISA Events then existing, exceeds $2,000,000, a statement of the Chief Financial Officer of the Borrower describing such ERISA Event and the action, if any, that such Loan Party or such ERISA Affiliate has taken and proposes to take with respect thereto and (B) promptly, and in any event within ten (10) days, after the date any records, documents or other information are furnished by any Loan Party, or any Loan Party knows or has reason to know that any such records, documents or other information has been furnished by any ERISA Affiliate, to the PBGC pursuant to Section 4010 of ERISA with respect to any Plan sponsored or maintained by any Loan Party or any ERISA Affiliate or to which any Loan Party or any ERISA Affiliate is making or accruing an obligation to make contributions, a copy of such records, documents or information.
(ii)            Plan Terminations. Promptly, and in any event within ten (10) Business Days after receipt thereof by any Loan Party or any ERISA Affiliate (in the case of an ERISA Affiliate Plan, upon any Loan Party knowing or having reason to know of such receipt), copies of each notice from the PBGC stating its intention to terminate any Plan or to have a trustee appointed to administer any Plan where such actions are reasonably expected to result in the incurrence of liability by any Loan Party or any ERISA Affiliate that exceeds $2,000,000.
(iii)            Multiemployer Plan Notices. Promptly, and in any event within ten (10) Business Days after receipt thereof by any Loan Party or any ERISA Affiliate (in the case of an ERISA Affiliate Multiemployer Plan, upon any Loan Party knowing or having reason to know of such receipt) from the sponsor of a Multiemployer Plan, copies of each notice concerning (A) the imposition of Withdrawal Liability by any such Multiemployer Plan, or (B) the reorganization or termination, within the meaning of Title IV of ERISA, of any such Multiemployer Plan, in either case, that reasonably is expected to result in the incurrence of liability by any Loan Party or any ERISA Affiliate that exceeds $2,000,000.
(j)          Earnings Account Reporting. To the extent the Earnings Accounts are not maintained with the Administrative Agent or one of its branches or Affiliates, within fifteen (15) days after the end of each month (or, if later, within five (5) Business Days after the bank account statement for such month is received by the Borrower or other applicable Loan Party) a report as to all credits and debits to the Earnings Account for the prior month (it being understood and agreed that the timely delivery of a copy of each monthly bank account statement for each Earnings Account shall satisfy the reporting requirement set forth in this Section 5.03(j)).
(k)          Other Information. Such other information with respect to the business, financial condition, operations, performance or properties of any Loan Party or Star Bulk as Administrative Agent, or any Lender through the Administrative Agent, may from time to time reasonably request.
Section 5.04. Financial Covenants. So long as any Term Loan or any other Credit Obligation shall remain unpaid (other than contingent obligations for indemnification or reimbursement in accordance with the terms of the Loan Documents for which no claim has been made), the Borrower will:
(a)          Minimum Liquidity. Maintain (tested on a trailing three (3) Business Day average basis) a minimum of cash and/or Cash Equivalents held in one or more accounts of the Loan Parties pledged or charged to the Administrative Agent or the Security Trustee, as the case may be, pursuant to the Account Pledge Agreements, in an aggregate amount of not less than (i) $500,000 multiplied by (ii) the number of Collateral Vessels at such time.
(b)          Designated Vessel Fair Market Value. Maintain a ratio of (i) the aggregate outstanding principal amount of Term Loans at any time to (ii) the aggregate Fair Market Value of the Core Collateral Vessels at such time, of not greater than 0.75 to 1.0; provided, that, so long as any Default in respect of this Section 5.04(b) is not caused by any voluntary Vessel Disposition, such Default shall not constitute an Event of Default so long as within thirty (30) days of the occurrence of such Default, the Borrower shall either (i) post additional collateral (or cause any Guarantor to post additional collateral) reasonably satisfactory to the Required Lenders, pursuant to security documentation reasonably satisfactory in form and substance to the Administrative Agent, sufficient to cure such Default (and shall at all times during such period and prior to satisfactory completion thereof, be diligently carrying out such actions or (ii) prepay the outstanding Term Loans in an amount sufficient to cure such Default (it being understood that any action taken in respect of this proviso shall only be effective to cure such Default pursuant to this Section 5.04(b) to the extent that no other Default or Event of Default which is continuing exists hereunder immediately after giving effect to such action). The aggregate Fair Market Value of the Core Collateral Vessels shall be redetermined (x) upon each delivery of appraisals of the Collateral Vessels pursuant to Section 5.01(1) and (y) upon the occurrence of a Total Loss with respect to a Core Collateral Vessel. If such additional collateral is comprised of a vessel, the Administrative Agent shall add such vessel to Schedule III hereto as a Core Vessel and send to all parties hereto such revised Schedule III.
ARTICLE VI
EVENTS OF DEFAULT
Section 6.01. Events of Default. If any of the following events ("Events of Default") shall occur and be continuing:
(a)            (i) the Borrower shall fail to pay any principal of any Term Loan when the same shall become due and payable, whether at the due date thereof or on a date fixed for prepayment thereof or by acceleration or otherwise, or (ii) any Loan Party or Star Bulk shall fail to make any payment (other than principal) when the same shall become due and payable under any Loan Document, in each case under this clause (ii) within five (5) Business Days after the same shall become due and payable; or
(b)            any representation or warranty made by any Loan Party, Star Bulk or the Manager (other than Maryville) (or any of its officers) under or in connection with any Loan Document shall prove to have been incorrect in any material respect when made; or
(c)            the Borrower shall fail to perform or observe any term, covenant or agreement contained in Section 5.01(a), (d), (e), (f), (q) or (t), 5.02, 5.03(a) or 5.04 (subject, in the case of Section 5.04(b), to any cure rights the Borrower may have under such Section or Section 2.08(c)) hereof, Star Bulk shall fail to perform or observe any term, covenant or agreement contained in Section 7 of the Guaranty or an "Event of Default" (as defined in any Ship Mortgage) shall occur; or
(d)            any Loan Party, Star Bulk or the Manager (other than Maryville) shall fail to perform or observe any other term, covenant or agreement (other than those set forth in Section 6.01(a), (c) or (j)) contained in any Loan Document on its part to be performed or observed unless such failure is remedied (unless such default or breach is not capable of being remedied in the reasonable opinion of the Administrative Agent) within thirty (30) days after the Administrative Agent shall have given written notice to the Borrower of such failure; or
(e)            any Loan Party or any of their respective Subsidiaries (other than any Excluded Subsidiary) or Star Bulk shall fail to pay any principal of, premium or interest on, or any other amount payable in respect of, any Indebtedness of such Loan Party or such Subsidiary or Star Bulk (as the case may be) that is outstanding in a principal amount of at least $15,000,000 either individually or in the aggregate (but excluding Indebtedness outstanding hereunder), when the same becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise), and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such Indebtedness; or any other event shall occur or condition shall exist under any agreement or instrument relating to any such Indebtedness and shall continue after the applicable grace period, if any, specified in such agreement or instrument, if the effect of such event or condition is to accelerate, or to permit the acceleration of, the maturity of such Indebtedness or otherwise to cause, or to permit the holder thereof to cause, such Indebtedness to mature; provided that this clause (e) shall not apply to secured Indebtedness or obligations that become due solely as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness or obligations as long as such Indebtedness or obligations are repaid in accordance with the terms thereof; or
(f)            (i) except as permitted pursuant to Section 5.02(d)(ii), any Loan Party, Star Bulk or the Manager (other than Maryville) shall commence any case, proceeding or other action (A) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it as bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (B) seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or any substantial part of its assets, or any Loan Party, Star Bulk or the Manager (other than Maryville) shall make a general assignment for the benefit of its creditors; or (ii) there shall be commenced against any Loan Party, Star Bulk or the Manager (other than Maryville) (without the application or consent of such Person) any case, proceeding or other action of a nature referred to in clause (i) above which (A) results in the entry of an order for relief or any such adjudication or appointment or (B) remains undismissed, undischarged or unbonded for a period of 60 days; or (iii) there shall be commenced against any Loan Party, Star Bulk or the Manager (other than Maryville) any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets which results in the entry of an order for relief which shall not have been vacated, discharged, or stayed or bonded pending appeal within 60 days from the entry thereof; or (iv) except as permitted pursuant to Section 5.02(d)(ii), any Loan Party, Star Bulk or the Manager (other than Maryville) shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (i), (ii) or (iii) above; or (v) any Loan Party, Star Bulk or the Manager (other than Maryville) shall generally not, or shall be unable to, or shall admit in writing its inability to, pay its debts as they become due; or
(g)            (i) (A) any ERISA Event shall have occurred with respect to a Plan, or (B) the Borrower, any other Loan Party or any ERISA Affiliate shall have been notified by the sponsor of a Multiemployer Plan that it has incurred Withdrawal Liability to such Multiemployer Plan, or (C) the Borrower, any other Loan Party or any ERISA Affiliate shall have been notified by the sponsor of a Multiemployer Plan that such Multiemployer Plan is in reorganization or is being terminated, within the meaning of Title IV of ERISA, and as a result of such reorganization or termination the aggregate annual contributions of the Borrower and the ERISA Affiliates to all Multiemployer Plans that are then in reorganization or being terminated have been or will be increased over the amounts contributed to such Multiemployer Plans for the plan years of such Multiemployer Plans immediately preceding the plan year in which such reorganization or termination occurs, and (ii) such Insufficiency, Withdrawal Liability or increased contribution liability (when taken together with all other Insufficiencies, Withdrawal Liabilities and increased contribution liabilities that have arisen) could reasonably be expected to result in a Material Adverse Effect; or
(h)            one or more judgments or decrees shall be entered against any Loan Party or any of their respective Subsidiaries (other than any Excluded Subsidiary) or Star Bulk involving in the aggregate a liability of $15,000,000 or more (calculated after deducting therefrom any amount that will be paid by a recognized protection and indemnity club that is a member of the International Group of P&I Clubs or any reputable and solvent insurer, if such insurer has been notified of, and has not disputed the claim made for payment of, the amount of such judgment or decree) and such judgments or decrees involving in the aggregate $15,000,000 or more shall not have been vacated, discharged, stayed or bonded pending appeal within sixty (60) days from the entry thereof; or
(i)            (x) this Agreement, the Guaranty or any other Loan Document shall cease to be in full force and effect (other than in accordance with the terms hereof or thereof), shall be determined by any court to be void, voidable or unenforceable, or (y) any Loan Party or Star Bulk shall assert in writing any defense to any of its Credit Obligations under any Loan Document to which it is a party or otherwise contest its liability thereunder, or any such Loan Party or Star Bulk shall rescind or revoke in writing (or attempt to rescind or revoke in writing) any of its Credit Obligations under any Loan Document; or
(j)            except as otherwise permitted hereunder or under the applicable Loan Document, the Administrative Agent or the Security Trustee, as applicable, for the benefit of the Secured Parties, shall cease to have a first-priority (subject to Permitted Liens to the extent permitted by the applicable Loan Documents) security interest in any material portion of the Collateral, perfected to the extent required by the applicable Loan Documents; or
(k)            a Change of Control shall occur;
then, and in any such event, (A) if such event is an Event of Default specified in clause (i) or (ii) of Section 6.01(f) above, the Term Loans (with accrued interest thereon) and all other amounts owing under this Agreement, the Notes and any other Loan Document shall automatically and immediately become due and payable, and (B) if such event is any other Event of Default, then, with the consent of the Required Lenders, the Administrative Agent may, or upon the request of the Required Lenders, the Administrative Agent shall, by notice of an Event of Default to the Borrower, declare the Term Loans (with accrued interest thereon) and all other amounts owing under this Agreement, the Notes and any other Loan Document to be due and payable forthwith, whereupon the same shall immediately become due and payable. Except as expressly provided above in this Section, presentment, demand, protest and all other notices of any kind are hereby expressly waived by the Borrower.
Section 6.02. Remedies.
(a)      Upon the occurrence and during the continuance of any Event of Default hereunder, the Administrative Agent, the Security Trustee or the Secured Parties may exercise any and all remedies granted under the terms of any Loan Document or otherwise by applicable law.
(b)      Notwithstanding any provision of this Agreement to the contrary, if an Event of Default shall have occurred and be continuing, the Administrative Agent or the Security

Trustee shall take direction, if given, from the Required Lenders (including as to acceleration pursuant to Section 6.01), provided that if no action is taken for a period of 90 days, such Persons shall take instructions from the Required Non-Affiliate Lenders, provided, such Persons shall follow the instructions of the Required Lenders if the Required Lenders have commenced and are diligently pursuing in good faith enforcement action with respect to the Borrower or the Collateral.
Section 6.03. Application of Proceeds. Following an Event of Default which is continuing, all monies and proceeds of any enforcement action shall be applied by the Administrative Agent on behalf of the Secured Parties against all or any part of the Credit Obligations, in the following order:
(i)            first, in or towards payment of all costs, charges and expenses incurred or paid by the Administrative Agent, the Security Trustee or the Lenders in connection with or incidental to the proper exercise or performance or attempted exercise or performance by the Administrative Agent or the Security Trustee of any of the rights, powers or remedies hereby conferred or conferred by any other Loan Document or by law or in connection with or incidental to the enforcement or realization of the security hereby constituted or constituted by any other Loan Document;
(ii)            second, to the payment of any amounts (other than principal, interest, or any other amounts described in clause first, third, fourth or fifth hereof) due and payable and unpaid under any Loan Document, including but not limited to, any Break Funding Costs or amounts due under Sections 2.09, 2.10, 2.12 or 8.04(c) hereof;
(iii)            third, in or towards payment pro rata of any interest then due and payable and unpaid under any Loan Document;
(iv)            fourth, in or towards payment pro rata of any principal sum of the Term Loans then due and payable and unpaid;
(v)            fifth, in or toward payment of any amounts due to any Swap Provider under any Swap Agreement on a pro rata basis; and
(vi)            sixth, any surplus of such cash or cash proceeds held by the Administrative Agent or any other Secured Party and remaining after payment in full of all the Credit Obligations shall be paid over to or to whomsoever may be lawfully entitled to receive such surplus.
ARTICLE VII
THE ADMINISTRATIVE AGENT
Section 7.01. Authorization and Action.
(a)          Each Lender and each Swap Provider hereby appoints and authorizes the Administrative Agent to take such action as agent on its behalf and to exercise such powers and discretion under this Agreement and the other Loan Documents as are delegated to the Administrative Agent by the terms hereof and thereof, together with such powers and discretion as are reasonably incidental thereto. As to any matters not expressly provided for by the Loan Documents (including, without limitation, enforcement or collection of the Notes), the

Administrative Agent and the Security Trustee shall not be required to exercise any discretion or take any action, but shall be required to act or to refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the instructions of the Required Lenders, and such instructions shall be binding upon all Lenders and all holders of Notes; provided, however, that the Administrative Agent and the Security Trustee shall not be required to take any action that exposes it to personal liability or that is contrary to this Agreement, any other Loan Document or applicable law. The Administrative Agent agrees to give to each Lender prompt notice of each notice given to it by the Borrower pursuant to the terms of this Agreement. For the avoidance of doubt, the terms of Section 8.01 hereof shall govern and control all discretionary acts, including but not limited to consents, waivers, and amendments, of the Administrative Agent and the Security Trustee relating to the Loan Documents.
(b)            The provisions of this Article VII shall apply to, and enure to the benefit of, and be binding on, the Security Trustee as though it were named herein to the same extent such provisions apply to, and enure to the benefit of, and are binding on, the Administrative Agent.
Section 7.02. Agent's Reliance, Etc. Neither the Administrative Agent nor any of its respective directors, officers, agents or employees shall be liable for any action taken or omitted to be taken by it or them under or in connection with the Loan Documents, except for its or their own gross negligence or willful misconduct. Without limitation of the generality of the foregoing, the Administrative Agent: (a) may treat the payee of any Note as the holder thereof until the Administrative Agent receives and accepts an Assignment and Acceptance entered into by the Lender that is the payee of such Note, as assignor, and an Eligible Assignee, as assignee, as provided in Section 8.07 hereof; (b) may consult with legal counsel (including counsel for any Loan Party), independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts; (c) makes no warranty or representation to any Lender and shall not be responsible to any Lender for any statements, warranties or representations (whether written or oral) made in or in connection with the Loan Documents; (d) shall not have any duty to ascertain or to inquire as to the performance, observance or satisfaction of any of the terms, covenants or conditions of any Loan Document on the part of any Loan Party or the existence at any time of any Default under the Loan Documents or to inspect the property (including the books and records) of any Loan Party; (e) shall not be responsible to any Lender for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of, or the perfection or priority of any lien or security interest created or purported to be created under or in connection with, any Loan Document or any other instrument or document furnished pursuant thereto; and (f) shall incur no liability under or in respect of any Loan Document by acting upon any notice, consent, certificate or other instrument or writing (which may be by telegram, telecopy or telex) believed by it to be genuine and signed or sent by the proper party or parties.
Section 7.03. Wilmington and Affiliates. With respect to any Term Loans or Notes held by it, if any, Wilmington shall have the same rights and powers under the Loan Documents as any other Lender and may exercise the same as though it were not the Administrative Agent or Security Trustee; and the term "Lender" or "Lenders" shall, unless otherwise expressly indicated, include Wilmington in its individual capacity. Wilmington and its Affiliates may accept deposits from, lend money to, act as trustee under indentures of, accept investment banking engagements from and generally engage in any kind of business with, any Loan Party, any of its Subsidiaries and any Person that may do business with or own securities of any Loan Party or any such Subsidiary, all as if Wilmington were not the Administrative Agent and without any duty to account therefor to the Lenders. The Administrative Agent shall not have any duty to disclose any information obtained or received by it or any of its Affiliates relating to any Loan Party or any of its Subsidiaries to the extent such information was obtained or received in any capacity other than as the Administrative Agent.

Section 7.04. Lender Credit Decision. Each Lender acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender and based on the financial statements attached to the Disclosure Statement and such other documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement.
Section 7.05. Indemnification. (a) Each Lender severally agrees to indemnify the Administrative Agent (to the extent not promptly reimbursed by the Borrower) from and against such Lender's ratable share (determined as provided below) of any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever that may be imposed on, incurred by, or asserted against the Administrative Agent in any way relating to or arising out of the Loan Documents or any action taken or omitted by the Administrative Agent under the Loan Documents (collectively, the "Indemnified Costs"); provided, however, that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Administrative Agent's gross negligence or willful misconduct as found in a final, non-appealable judgment by a court of competent jurisdiction. Without limitation of the foregoing, each Lender agrees to reimburse the Administrative Agent promptly upon demand for its ratable share of any costs and expenses (including, without limitation, fees and expenses of counsel) payable by the Borrower under Section 8.04 hereof, to the extent that the Administrative Agent is not promptly reimbursed for such costs and expenses by the Borrower. In the case of any investigation, litigation or proceeding giving rise to any Indemnified Costs, this Section 7.05 applies whether any such investigation, litigation or proceeding is brought by any Lender or any other Person.
(b)            For purposes of this Section 7.05, the Lenders' respective ratable shares of any amount shall be determined, at any time, according to the aggregate principal amount of the Term Loans outstanding at such time and owing to the respective Lenders. The failure of any Lender to reimburse the Administrative Agent, as the case may be, promptly upon demand for its ratable share of any amount required to be paid by the Lenders to the Administrative Agent, as the case may be, as provided herein shall not relieve any other Lender of its obligation hereunder to reimburse the Administrative Agent, as the case may be, for its ratable share of such amount, but no Lender shall be responsible for the failure of any other Lender to reimburse the Administrative Agent, as the case may be, for such other Lender's ratable share of such amount. Without prejudice to the survival of any other agreement of any Lender hereunder, the agreement and obligations of each Lender contained in this Section 7.05 shall survive the payment in full of principal, interest and all other amounts payable hereunder and under the other Loan Documents.
(c)            If the Administrative Agent has been reimbursed by the Borrower or any third party with respect to any amount paid by a Lender under Section 7.05(a) hereof, then (i) the Administrative Agent shall, within three (3) Business Days, notify details of the reimbursement to the Lenders, and (ii) the Administrative Agent shall distribute proportionately the recovered amount to the Lenders who had previously made payment to the Administrative Agent.
Section 7.06. Successor Administrative Agent. (a) The Administrative Agent may resign at any time by giving written notice thereof to the Lenders and the Borrower; provided, however, that, except as otherwise provided in this Section 7.06, any resignation or removal of the Administrative Agent will not be effective until it has also been replaced as Administrative Agent (including as Successor Trustee under the Security Trust Agreement and as mortgagee under the Ship Mortgages) and released from all of its obligations in respect thereof. In addition, the Required Lenders shall have the right to remove the Administrative Agent for cause at any time and to appoint a successor Administrative Agent in accordance with this Section 7.06.
(b)            Upon any such resignation or removal, the Required Lenders shall have the right to appoint a successor Administrative Agent; provided, that such Person is willing to accept such appointment and (i) is an Eligible Assignee, or (ii) has a combined capital and surplus of at least $500,000,000 and is reasonably acceptable to the Required Lenders and, unless an Event of Default has occurred and is continuing, the Borrower).
(c)            If no successor Administrative Agent shall have been so appointed by the Required Lenders, and shall have accepted such appointment, within thirty (30) days after the retiring Administrative Agent's giving of notice of resignation or the Required Lenders' removal of the retiring Administrative Agent, then the retiring Administrative Agent shall, on behalf of the Lenders, appoint a successor Administrative Agent, which shall have a combined capital and surplus of at least $500,000,000 and be reasonably acceptable to the Required Lenders and the Borrower. Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent and, upon the execution and filing or recording of such financing statements, or amendments thereto, and such amendments or supplements to the Ship Mortgages and the Security Trust Agreement, and such other instruments or notices, as may be necessary or desirable, or as the Required Lenders may request, in order to continue the perfection of the Liens granted or purported to be granted by the Collateral Documents, such successor Administrative Agent shall succeed to and become vested with all the rights, powers, discretion, privileges and duties of the retiring Administrative Agent, and the retiring Administrative Agent shall be discharged from its duties and obligations under the Loan Documents. If within 60 days after written notice is given of the retiring Administrative Agent's resignation or removal under this Section 7.06 no successor Administrative Agent shall have been appointed and shall have accepted such appointment, then on such 60th day (a) the retiring Administrative Agent's resignation or removal shall become effective, (b) the retiring Administrative Agent shall thereupon be discharged from its duties and obligations under the Loan Documents and (c) the Required Lenders shall thereafter perform all duties of the retiring Administrative Agent under the Loan Documents until such time, if any, as the Required Lenders appoint a successor Administrative Agent as provided above. After any retiring Administrative Agent's resignation or removal hereunder as Administrative Agent shall have become effective, the provisions of this Article VII shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent under this Agreement. The institution acting as Administrative Agent shall also act as Security Trustee under the Security Trust Agreement.
ARTICLE VIII
MISCELLANEOUS
Section 8.01. Amendments, Etc. (a) No amendment or waiver of any provision of any Loan Document, nor consent to any departure by any Loan Party therefrom or any discharge of a Loan Party shall in any event be effective unless the same shall be in writing and signed by the Administrative Agent and the respective Loan Parties party hereto and thereto, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. The Administrative Agent shall not execute any amendment or waiver (except as specifically provided in Section 8.01(c) hereof) or give any consent unless it shall have received the prior written consent of the Required Lenders.

(b)            Notwithstanding the immediately prior sentence, however, no amendment, waiver or consent with respect to this Agreement or any other Loan Document shall, unless in writing and signed by all the Lenders affected by such amendment, waiver or consent, and the respective Loan Parties party hereto and thereto, do any of the following: (i) subject the Lenders to any additional obligations; (ii) reduce the principal of, or interest on, the Term Loans or the Notes or any fees or other amounts payable hereunder to the Lenders; (iii) postpone any date fixed for any payment of principal of, or interest (or Applicable Margin with respect to interest) on, the Term Loans or the Notes or any fees or other amounts payable hereunder; (iv) change the percentage of the aggregate unpaid principal amount of the Term Loans that shall be required for the Required Lenders or any of them to take any action hereunder; (v) extend the Maturity Date; (vi) amend the definition of Required Lenders; (vii) release all or substantially all of the Collateral or Guaranties (except the release of Collateral or the release of any Guarantor and the Equity Interests thereof in accordance with the terms of Sections 5.02(e) and 8.10); (viii) amend Section 2.13 or 6.03 hereof; (ix) amend this Section 8.01; or (x) permit the assignment by the Borrower of its Credit Obligations under any Loan Document; provided, that no amendment, waiver or consent shall, unless in writing and signed by the Administrative Agent in addition to the Lenders required above to take such action, affect the rights or duties of the Administrative Agent in its capacity as Administrative Agent under this Agreement or any Note or any other Loan Document.
(c)            Notwithstanding anything herein to the contrary, the Administrative Agent may, with the consent of the Borrower, but without the consent of the Required Lenders or any Lender, amend this Agreement or any other Loan Document in order to fix any immaterial errors contained herein or therein.
(d)            If, in connection with any proposed amendment, waiver, departure, discharge or termination of or to any of the provisions of this Agreement or any other Loan Document as contemplated by clauses (i) through (x), inclusive of Section 8.01(b) hereof, the consent of the Required Lenders is obtained but the consent of one or more of such other Lenders whose consent is required is not obtained, then the Borrower shall have the right, so long as all non-consenting Lenders whose individual consent is required are treated as described in either clause (A) or (B) below, to either (A) replace each such non-consenting Lender or Lenders with one or more Eligible Assignees so long as at the time of such replacement, each such Eligible Assignee consents to the proposed amendment, waiver, departure, discharge or termination or (B) repay the Term Loans of such Lender which gave rise to the need to obtain such Lender's consent, provided that, unless the Term Loans which are repaid pursuant to preceding clause (B) are immediately replaced in full at such time through the addition of new Lenders or the increase of the outstanding Term Loan amounts of existing Lenders (who in each case must specifically consent thereto), then in the case of any action pursuant to preceding clause (B), the Required Lenders (determined after giving effect to the proposed action) shall specifically consent thereto.
(e)            It is acknowledged by the parties hereto as of the date hereof that Exhibits D, E, F, G and H attached hereto are in substantially final form, but may be subject to additional review and modification as may be mutually agreed in writing after the date hereof among the Borrower, the Required Lenders and the Administrative Agent.
Section 8.02. Notices, Etc. All notices and other communications provided for hereunder shall be in writing (including telecopier) and sent by a prepaid nationally recognized overnight courier, telecopied, or delivered, if to the Borrower, at its address at do Star Bulk Carriers Corp., 40, Agiou Konstantinou Street, Marousi, 151 24, Athens, Greece, Attention: Hamish Norton/Georgia Mastagaki, Sophia Damigou, Email: hnorton@starbulk.com/gmastagaki@starbulk.com/

sdamigou@starbulk.com, Fax: 30-210-617-8378; with a copy (which shall not constitute notice) to: Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004, Attention: Derick W. Betts, Jr./James E. Abbott, Facsimile: (212) 480-8421, Email: betts@sewkis.com/abbott@sewkis.com; if to any other Loan Party, c/o the Borrower at the foregoing address; if to any Initial Lender, at its Applicable Lending Office specified opposite its name on Schedule II hereto; if to any other Lender, at its Applicable Lending Office specified in the Assignment and Acceptance pursuant to which it became a Lender; if to the Administrative Agent or the Security Trustee, at its address at 50 South Sixth Street, Suite 1290, Minneapolis, MN 55402, United States of America, Attention: Jeffery Rose, Email: jrose@wilmingtontrust.com, Fax: 612-217-5651; Tel: 612-217-5630; or, as to the Borrower or Administrative Agent, at such other address as shall be designated by such party in a written notice to the other parties and, as to each other party, at such other address as shall be designated by such party in a written notice to the Borrower and the Administrative Agent. All such notices and communications shall, when mailed, sent by a nationally recognized overnight courier, or telecopied, be effective when deposited in the mails, delivered to such courier, or telecopied, respectively, except that notices and communications to the Administrative Agent pursuant to Article II, III or VIII shall not be effective until received by the Administrative Agent, as the case may be. Delivery by telecopier of an executed counterpart of any amendment or waiver of any provision of this Agreement or the Notes or of any Exhibit hereto to be executed and delivered hereunder shall be effective as delivery of a manually executed counterpart thereof. All notices and communications given under this Agreement unless submitted in the English language, shall be accompanied by one English translation for each copy of the foregoing so submitted; provided, that the English version of all such notices, communications, evidences and other documents shall govern in the event of any conflict with the non-English version thereof.
Notices and other communications to the Lenders hereunder may be delivered and furnished by electronic communication (including e-mail and Internet or intranet websites, including the Platform) pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to notices to any Lender pursuant to Article II, if such Lender has notified the Administrative Agent that it is incapable of receiving such notices under such Article by electronic communication. The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications. Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an email address shall be deemed to be received upon the sender's receipt of an acknowledgement from the intended recipient (such as by the "return receipt requested" function, as available, return email or other written acknowledgment), provided that if such notice or communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient, and (ii) notices or other communications posted to an Internet or intranet website shall be deemed to be received upon the deemed receipt of the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or other communication is available and identifying the website address therefor.
The Loan Parties agree that the Administrative Agent may make any communication available to the Secured Parties by posting the communications on Intralinks, Fixed Income Direct or a substantially similar electronic transmission system (the "Platform"). The Loan Parties acknowledge that the distribution of material through an electronic medium is not necessarily secure and that there are confidentiality and other risks associated with such distribution.
THE PLATFORM IS PROVIDED "AS IS" AND "AS AVAILABLE". THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF ANY COMMUNICATIONS, OR THE ADEQUACY OF THE PLATFORM AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS OR OMISSIONS IN

ANY COMMUNICATIONS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY THE AGENT PARTIES IN CONNECTION WITH ANY COMMUNICATIONS OR THE PLATFORM. IN NO EVENT SHALL THE ADMINISTRATIVE AGENT, THE SECURITY TRUSTEE, WILMINGTON OR ANY OF THEIR RESPECTIVE AFFILIATES OR ANY OF THE RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, ADVISORS OR REPRESENTATIVES OF THE ADMINISTRATIVE AGENT, THE SECURITY TRUSTEE, WILMINGTON OR THEIR RESPECTIVE AFFILIATES (COLLECTIVELY, "AGENT PARTIES") HAVE ANY LIABILITY TO ANY LENDER, ANY LOAN PARTY OR ANY OTHER PERSON OR ENTITY FOR DAMAGES OF ANY KIND, INCLUDING DIRECT OR INDIRECT, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES, LOSSES OR EXPENSES (WHETHER IN TORT, CONTRACT OR OTHERWISE) ARISING OUT OF THE TRANSMISSION BY ANY LOAN PARTY, ANY OF THE AGENT PARTIES OR ANY OTHER PERSON OF ANY COMMUNICATIONS THROUGH THE INTERNET, EXCEPT TO THE EXTENT THE LIABILITY OF SUCH AGENT PARTY IS FOUND IN A FINAL NON-APPEALABLE JUDGMENT BY A COURT OF COMPETENT JURISDICTION TO HAVE RESULTED PRIMARILY FROM THE AGENT PARTY'S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT.
Each Lender agrees that notice to it (as provided in the next sentence) specifying that any communications have been posted to the Platform shall constitute effective delivery of such communications to such Lender for purposes of the Loan Documents. Each Lender agrees to notify the Administrative Agent in writing (including by electronic communication) from time to time of such Lender's email address to which the foregoing notice may be sent by electronic transmission and (ii) that the foregoing notice may be sent to such email address.
Section 8.03. No Waiver; Remedies Cumulative; Entire Agreement. (a) No failure or delay on the part of any Lender or the Administrative Agent in exercising any right hereunder or under any Note or any other Loan Document shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right hereunder or thereunder. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.
(b)  This Agreement and the other Loan Documents constitute the entire agreement of the parties with respect hereto.
Section 8.04. Costs and Expenses. (a) The Borrower shall pay on demand all reasonable and documented out-of-pocket costs and expenses of the Administrative Agent and the Security Trustee incurred in connection with the preparation, execution, delivery, administration, modification and amendment of, or any consent or waiver under, the Loan Documents (including, without limitation, (A) all due diligence, collateral review, transportation, computer, duplication, appraisal, audit, insurance, consultant, independent insurance advisor fee, search, filing and recording fees and expenses and (B) the reasonable out-of-pocket fees and expenses of counsel for the Administrative Agent with respect thereto, with respect to advising the Administrative Agent and the Security Trustee (provided that such counsel shall be limited for all such parties to one lead counsel and such local counsel (exclusive of any reasonably necessary specialty counsel) as may reasonably be deemed necessary by the Administrative Agent in each relevant jurisdiction and, in the case of an actual or perceived conflict of interest, one additional counsel per affected Secured Party similarly situated), as to its rights or responsibilities, or the perfection, protection or preservation of rights or interests, under the Loan

Documents, with respect to negotiations with any Loan Party or with other creditors of any Loan Party or any of its Subsidiaries arising out of any Default or any events or circumstances that may give rise to a Default and with respect to presenting claims in or otherwise participating in or monitoring any bankruptcy, insolvency or other similar proceeding involving creditors' rights generally and any proceeding ancillary thereto) and (ii) all reasonable and documented out-of-pocket costs and expenses of Administrative Agent, the Security Trustee and each other Secured Party in connection with the enforcement of the Loan Documents, whether in any action, suit or litigation, or any bankruptcy, insolvency or other similar proceeding affecting creditors' rights generally, including, without limitation, the reasonable fees and expenses of counsel with respect thereto; provided that such counsel shall be limited for all Secured Parties to one lead counsel and such local counsel (exclusive of any reasonably necessary specialty counsel) as may reasonably be deemed necessary by the Administrative Agent in each relevant jurisdiction and, in the case of an actual or perceived conflict of interest, one additional counsel per affected Secured Party similarly situated. In addition, the Borrower shall pay on demand all reasonable and documented out-of-pocket costs and expenses (including legal fees and expenses) of each Initial Lender incurred in connection with the preparation, execution and delivery of this Agreement and the other Loan Documents.
(b)            The Borrower agrees to indemnify, defend and save and hold harmless the Administrative Agent, the Security Trustee, each Lender and each other Secured Party and each of their Affiliates (other than the "Seller" as defined in the Vessel Purchase Agreement) and their respective officers, directors, employees, agents and advisors (each, an "Indemnified Party") from and against, and shall pay on demand, any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable fees and expenses of counsel) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of (including, without limitation, in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith) (i) the Term Loans, the Loan Documents or any of the transactions contemplated thereby (but not any transaction that is the subject matter of the Vessel Purchase Agreement as to the "Seller" as defined therein) for (ii) the actual or alleged presence of Hazardous Materials on any property of any Loan Party or any of its Subsidiaries or any Environmental Action relating in any way to any Loan Party or any of its Subsidiaries, except to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party's gross negligence or willful misconduct. In the case of an investigation, litigation or other proceeding to which the indemnity in this Section 8.04(b) applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by any Loan Party, its directors, shareholders or creditors or an Indemnified Party or any other Person, whether or not any Indemnified Party is otherwise a party thereto. The Borrower also agrees and will ensure that neither it nor any of its Subsidiaries will assert any claim against the Administrative Agent, the Security Trustee, any Lender, any other Secured Party or any of their Affiliates (excluding the "Seller" as defined in the Vessel Purchase Agreement in respect of the transactions contemplated by the Vessel Purchase Agreement), or any of their respective officers, directors, employees, agents and advisors, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to actual or direct damages) arising out of or otherwise relating to the Transactions, the Term Loans, the Loan Documents or any of the transactions contemplated by the Loan Documents. This Section 8.04(b) shall not apply with respect to Taxes other than any Taxes that represent losses, claims, damages, etc. arising from any non-Tax claim.
(c)            If any payment of principal of any Term Loan is made by the Borrower to or for the account of a Lender other than on the last day of the Interest Period relating thereto, as a result of a payment, acceleration of the maturity of the Notes and the Term Loans pursuant to

Section 6.01 hereof or for any other reason, or by an Eligible Assignee to a Lender other than on the last day of the relevant Interest Period upon an assignment of rights and obligations under this Agreement pursuant to Section 8.07 as a result of a demand by the Borrower pursuant to Section 8.07(a) hereof, or if the Borrower fails to make any payment or prepayment of a Term Loan for which a notice of prepayment has been given or that is otherwise required to be made, whether pursuant to Section 2.07, 2.08 or 6.01 hereof or otherwise, the Borrower shall, upon demand by such Lender (with a copy of such demand to the Administrative Agent), pay to the Administrative Agent for the account of such Lender any amounts required to compensate such Lender for any additional losses, costs or expenses (excluding any loss of Applicable Margin or other margin) that it may reasonably incur as a result of such payment or such failure to pay or prepay, as the case may be, including, without limitation, any loss, cost or expense incurred by reason of the liquidation or reemployment of deposits or other funds acquired by any Lender to fund or maintain such Term Loan.
(d)            If any Loan Party fails to pay when due any costs, expenses or other amounts payable by it under any Loan Document, including, without limitation, fees and expenses of counsel and indemnities, such amount may be paid on behalf of such Loan Party by the Administrative Agent or any Lender, in its sole discretion.
(e)            Without prejudice to the survival of any other agreement of any Loan Party hereunder or under any other Loan Document, the agreements and obligations of the Borrower contained in Sections 2.09, 2.10 and 2.12 hereof and this Section 8.04 shall survive the payment in full of principal, interest and all other amounts payable hereunder and under any of the other Loan Documents.
Section 8.05. Right of Set-off. Upon the occurrence and during the continuance of any Event of Default, the Administrative Agent and each Lender and each of their respective Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and otherwise apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by the Administrative Agent, such Lender or such Affiliate to or for the credit or the account of the Borrower against any and all of the Credit Obligations of the Borrower now or hereafter existing, irrespective of whether the Administrative Agent or such Lender shall have made any demand under this Agreement or such Note or Notes and although such Credit Obligations may be unmatured; provided that if any account subject to an Account Pledge Agreement is maintained with any Secured Party or any of its Affiliates, such Secured Party or Affiliate hereby waives any right of set-off with respect to such account, except to the extent otherwise provided in the applicable Account Pledge Agreement. The Administrative Agent and each Lender agrees promptly to notify the Borrower after any such set-off and application; provided, however, that the failure to give such notice shall not affect the validity of such set-off and application. The rights of the Administrative Agent and each Lender and their respective Affiliates under this Section are in addition to other rights and remedies (including, without limitation, other rights of set-off) that the Administrative Agent, such Lender and their respective Affiliates may have.
Section 8.06. Binding Effect; Assignment by Borrower. (a) This Agreement shall become effective with respect to the parties hereto as of the Effective Date and shall be binding upon and inure to the benefit of the Borrower, the Administrative Agent and each Lender and their respective successors and assigns on the occurrence of the Effective Date.
(b)          Neither the Borrower nor any Guarantor shall have the right to assign its rights or Credit Obligations or any interest herein or in or under any other Loan Document without the prior written consent of the Administrative Agent.

Section 8.07. Assignments and Participations. (a) Each Lender may and, in the case of a Lender if demanded by the Borrower (following a demand by such Lender pursuant to Section 2.09, 2.10 or 2.12 hereof) upon at least five (5) Business Days' notice to such Lender and the Administrative Agent, will, assign to one or more Persons all or a portion of its rights and obligations under this Agreement (including, without limitation, all or a portion of the Term Loans owing to it and the Note or Notes held by it); provided, however, that (i) except in the case of an assignment to a Person that, immediately prior to such assignment, was a Lender, an Affiliate of a Lender or an Approved Fund of a Lender or an assignment of all of a Lender's (together with its Affiliates and Approved Funds) rights and obligations under this Agreement, the amount of the aggregate Term Loans of the assigning Lender being assigned pursuant to each such assignment (determined as of the date of the Assignment and Acceptance with respect to such assignment) shall in no event be less than $5,000,000 or an integral multiple of $1,000,000 in excess thereof (provided that such amounts shall be aggregated in respect of each Lender and its Affiliates or Approved Funds, if any), (ii) each such assignment shall be to an Eligible Assignee, (iii) each such assignment made as a result of a demand by the Borrower pursuant to this Section 8.07(a) shall be arranged by the Borrower after consultation with the Administrative Agent and shall be either an assignment of all of the rights and obligations of the assigning Lender under this Agreement or an assignment of a portion of such rights and obligations made concurrently with another such assignment or other such assignments that together cover all of the rights and obligations of the assigning Lender under this Agreement, (iv) no Lender shall be obligated to make any such assignment as a result of a demand by the Borrower pursuant to this Section 8.07(a) unless and until such Lender shall have received one or more payments from either the Borrower or one or more Eligible Assignees in an aggregate amount at least equal to the aggregate outstanding principal amount of the Term Loans owing to such Lender, together with accrued interest thereon to the date of payment of such principal amount and all other amounts then due and payable to such Lender under this Agreement and (v) the parties to each such assignment shall execute and deliver to the Administrative Agent, for its acceptance and recording in the Register, an Assignment and Acceptance, together with any Note subject to such assignment and a processing and recordation fee of $3,500 (or $1,000, in the case of an assignment by a Lender to an Affiliate or an Approved Fund of such assigning Lender) (unless waived or reduced by the Administrative Agent). Upon such execution, delivery, acceptance and recording, from and after the effective date specified in each Assignment and Acceptance, (x) the assignee thereunder shall be a party hereto and, to the extent that rights and obligations hereunder have been assigned to it pursuant to such Assignment and Acceptance, have the rights and obligations of a Lender hereunder and (y) the Lender assignor thereunder shall, to the extent that rights and obligations hereunder have been assigned by it pursuant to such Assignment and Acceptance, relinquish its rights and be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all or the remaining portion of an assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto).
(b)     By executing and delivering an Assignment and Acceptance, the Lender assignor thereunder and the assignee thereunder confirm to and agree with each other and the other parties hereto as follows: (i) other than as provided in such Assignment and Acceptance, such assigning Lender makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Loan Documents or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any other instrument or document furnished pursuant thereto; (ii) such assigning Lender makes no representation or warranty and assumes no responsibility with respect to the financial condition of any Loan Party or the performance or observance by any Loan Party of any of its respective obligations under the Loan Documents or any other instrument or document furnished pursuant thereto; (iii) such assignee confirms that it has received a copy of this Agreement and the other Loan Documents, together with copies of the financial statements referred to in Sections 5.03(b) and (c) hereof and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment and Acceptance; (iv) such assignee will, independently and without reliance upon the Administrative Agent, such assigning Lender or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement; (v) such assignee confirms that it is an Eligible Assignee; (vi) such assignee appoints and authorizes the Administrative Agent and the Security Trustee to take such action as agent on its behalf and to exercise such powers and discretion under the Loan Documents as are delegated to the Administrative Agent and the Security Trustee by the terms thereof, together with such powers and discretion as are reasonably incidental thereto; and (vii) such assignee agrees that it will perform in accordance with their terms all of the obligations that by the terms of this Agreement are required to be performed by it as a Lender.
(c)            The Administrative Agent shall, acting solely for this purpose as an agent of the Borrower, maintain at its address referred to in Section 8.02 hereof a copy of each Assignment and Acceptance delivered to and accepted by it and a register in which it shall record (i) the names and addresses of the Lenders, (ii) the principal amount of the Term Loans owing to each Lender from time to time and the Interest Period applicable thereto (or commitment amount of Term Loan Commitments assigned, if applicable), (iii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder, and (iv) any amount received by the Administrative Agent hereunder for the account of the Lenders and each Lender's share thereof (the "Register"). The entries in the Register shall be conclusive and binding for all purposes, absent manifest error, and the Borrower, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register as a Lender hereunder for all purposes of this Agreement. The Register shall be available for inspection by the Borrower, Administrative Agent or any Lender at any reasonable time and from time to time upon reasonable prior notice to the Administrative Agent.
(d)            Upon its receipt of an Assignment and Acceptance executed by an assigning Lender and an assignee representing that it is an Eligible Assignee, and fulfillment of any other requirements of Section 8.07(a) hereof and delivery of any Note or Notes subject to such assignment, the Administrative Agent shall, if such Assignment and Acceptance has been completed and is in substantially the form of Exhibit B hereto, (i) accept such Assignment and Acceptance, (ii) record the information contained therein in the Register and (iii) give prompt notice thereof to the Borrower. Within five (5) Business Days after its receipt of such notice (or, if later, the effective date of the transfer), the Borrower, at its own expense, shall execute and deliver to the Administrative Agent in exchange for the surrendered Note(s), if any, a new Note(s) made to such Eligible Assignee in an amount equal to the Term Loans (or Term Loan Commitments, if applicable) assumed by it pursuant to such Assignment and Acceptance and, if the assigning Lender has retained a portion of a Term Loan (or Term Loan Commitments, if applicable) hereunder, a new Note made to the assigning Lender in an amount equal to the Term Loan retained by it hereunder. Such new Note or Notes shall be in an aggregate principal amount equal to the aggregate principal amount of such surrendered Note or Notes, shall be dated the effective date of such Assignment and Acceptance and shall otherwise be in substantially the form of Exhibit A hereto.
(e)            Each Lender may sell participations to one or more banks or other entities (other than any Loan Party or any of its Subsidiaries) (each, a "Participant") in or to all or a portion of its rights and obligations under this Agreement (including, without limitation, all or a portion of the Term Loans owing to it and the Note or Notes held by it); provided, however, that (i) such Lender's obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, (iii) such Lender shall remain the holder of any such Note for all purposes of this Agreement, (iv) the Borrower, Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under the Loan Documents and (v) no Participant shall have any right to approve any amendment or waiver of any provision of any Loan Document, or any consent to any departure by any Loan Party therefrom, except to the extent that such amendment, waiver or consent would reduce the principal of, or interest on, the Notes or any fees or other amounts payable hereunder (to the extent such Participant would be entitled to share therein), in each case to the extent subject to such participation, or postpone any date fixed for any payment of principal of, or interest on, the Notes or any fees or other amounts payable hereunder, in each case to the extent subject to such participation.
(f)            The Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.09 and 2.12 (subject to the requirements and limitations therein, including the requirements under Section 2.12(e) (it being understood that the documentation required under Section 2.12(e) shall be delivered by the participating Lender)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to this Section; provided that such Participant (A) agrees to be subject to the provisions of Sections 2.14 as if it were an assignee under this Section; and (B) shall not be entitled to receive any greater payment under Sections 2.09 or 2.12, with respect to any participation, than its participating Lender would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation.
(g)            Each Lender that sells a participation shall, acting solely for this purpose as an agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant's interest in the Loans or other obligations under the Loan Documents (the "Participant Register"); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant's interest in any commitments, loans, letters of credit or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.
(h)            Any Lender may, in connection with any assignment or participation or proposed assignment or participation pursuant to this Section 8.07, disclose to the assignee or Participant or proposed assignee or Participant any information relating to the Borrower or any other Loan Party furnished to such Lender by or on behalf of the Borrower or any other Loan Party; provided that, prior to any such disclosure, the assignee or Participant or proposed assignee or participant shall agree to preserve the confidentiality of any Confidential Information relating to the Borrower or any other Loan Party received by it from such Lender.
(i)            Notwithstanding any other provision set forth in this Agreement, any Lender may at any time, without the consent of the Borrower or any other Loan Party or the Administrative Agent, create a security interest in all or any portion of its rights under this Agreement and the other Loan Documents (including, without limitation, the Term Loans owing to it and the Notes held by it) in favor of any United States Federal Reserve Bank in accordance with Regulation A of the Board of Governors of the United States Federal Reserve System.
(j)            Notwithstanding any other provision set forth in this Agreement, any Lender may, without the consent of but with notice to the Borrower and the Administrative Agent, assign all or portion of its rights and obligations under this Agreement and the other Loan Documents (including, without limitation, all or a portion of the Term Loans owing to it and the Note or Notes held by it) to any of its Affiliates. The provisions for assignment set forth in Section 8.07(a)(v) hereof shall apply mutatis mutandis to any such assignment to an Affiliate of a Lender under this Section 8.07(i).
Section 8.08. Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. Delivery by telecopier or other electronic transmission of an executed counterpart of a signature page to this Agreement shall be effective as delivery of an original executed counterpart of this Agreement.
Section 8.09. Confidentiality. Each of the Administrative Agent and the other Secured Parties agrees to maintain the confidentiality of the Confidential Information, except that Confidential Information may be disclosed (a) to Administrative Agent's or such other Secured Party's Affiliates and their officers, directors, employees, agents and advisors in connection with the Transaction, the Loan Documents and the transactions contemplated hereby (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Confidential Information and instructed to keep such Confidential Information confidential), (b) subject to an agreement containing provisions at least as restrictive as those in this Section 8.09, to actual or prospective Eligible Assignees, participants, (c) to the extent required by any law, rule or regulation or judicial process, (d) to the extent requested or required by any Governmental Authority or examiner (including the National Association of Insurance Commissioners or any similar organization or quasi-regulatory authority) regulating such Secured Party, (e) subject to an agreement containing provisions substantially similar to those in this Section 8.09, to any rating agency in connection with obtaining a rating for the Term Loans, (f) to the extent required in connection with any litigation or proceeding to which Administrative Agent or such Secured Party or any of its Affiliates may be a party or (g) in connection with the exercise of any right or remedy under this Agreement or any other Loan Document. Each of the Administrative Agent and the other Secured Parties acknowledges that (i) the Confidential Information may include material non-public information concerning the Borrower or its Subsidiaries or their respective securities, as the case may be, (ii) it has developed compliance procedures regarding the use of material non-public information in accordance with applicable law and (iii) it will handle such material non-public information in accordance with applicable law, including the federal and state laws of the United States of America.
Section 8.10. Releases. The Secured Parties irrevocably agree that:
(a)            upon the sale, transfer or other disposition of any item of Collateral of any Loan Party (including, without limitation, as a result of the sale, in accordance with the terms of the Loan Documents, of the Loan Party that owns such Collateral) in accordance with the terms of the Loan Documents, including any transaction that has been consented to pursuant to Section 8.01 hereof (excluding any such sale, lease, transfer or disposition to any other Loan Party or any Vessel Disposition), the Administrative Agent and the Security Trustee shall, at the Borrower's expense, execute and deliver to such Loan Party such documents as such Loan Party may reasonably request to evidence the release of such item of Collateral from the assignment and

Lien granted under the Collateral Documents in accordance with the terms of the Loan Documents and this Section 8.10;
(b)            upon consummation of a Vessel Disposition and receipt by the Administrative Agent of the items required by clause (iii) of Section 5.02(e), and subject to receipt of any prepayment required in accordance with the terms of Section 2.08 hereof and provided no Default or Event of Default shall have occurred and be continuing immediately prior to or as a result of the relevant Vessel Disposition (and the Borrower shall have certified the same), the Administrative Agent and the Security Trustee shall, at the Borrower's expense, (A) release the Collateral Vessel which is the subject of such notice of Vessel Disposition from the relevant Ship Mortgage, (B) terminate all Collateral Documents related to (or as they relate to) the relevant Collateral Vessel, including, without limitation, the respective Assignment of Earnings, Assignment of Insurances, Assignment of Charter (if any), and any Manager's Undertaking covering such Collateral Vessel, and reassign to the relevant Loan Party, without any representation or warranty, all of the Collateral covered by the respective Assignment of Earnings, Assignment of Insurances, Assignment of Charter (if any), and any Manager's Undertaking, (C) if the Vessel Disposition involves the disposition of the Equity Interests of a Vessel Owning Subsidiary, terminate the Stock Pledge with respect to such Equity Interests and deliver any certificates evidencing such Equity Interests in its possession promptly as the Borrower may direct and terminate the respective Account Pledge Agreement for its Earnings Account, (D) execute, deliver or effect such other release documents (including terminations of or amendments to Uniform Commercial Code Financing Statements) as may be reasonably requested by the Borrower, and (E) remove the respective Collateral Vessel from Schedule III hereto and send to all parties hereto such revised Schedule III. Each Lender agrees that the Administrative Agent shall be entitled to rely on any document submitted to it by the Borrower hereunder and that no approval of any Lender need be obtained in advance of any Vessel Disposition provided for in clause (iii) of Section 5.02(e), provided that the requirements set forth in clause (iii) of Section 5.02(e) and this paragraph have been met concurrently with such Vessel Disposition (or in the case of the notice requirement with respect to any Total Loss, promptly after such Total Loss);
(c)            upon the consummation of a Permitted Refinancing Transaction and receipt by the Administrative Agent of (i) the prepayment in respect thereof required by Section 2.08(b) and (ii) a certificate signed by an authorized signatory or attorney of the Borrower, certifying that such transaction satisfies the requirements set forth in the definition of "Permitted Refinancing Transaction", the Administrative Agent and the Security Trustee shall, at the Borrower's expense, (A) release the Collateral Vessel or Collateral Vessels which are the subject of such Permitted Refinancing Transaction from the relevant Ship Mortgages, (B) terminate all Collateral Documents related to (or as they relate to) the relevant Collateral Vessel and Excluded Subsidiary, including the respective Account Pledge Agreement, Assignment of Earnings, Assignment of Insurances, Assignment of Charter (if any), and any Manager's Undertaking covering the same, and reassign to the relevant Loan Party, without any representation or warranty, all of the Collateral covered by the respective Assignment of Earnings, Assignment of Insurances, Assignment of Charter (if any), and any Manager's Undertaking, (C) terminate the Stock Pledge Agreement with respect to the Equity Interests of any Guarantor released pursuant to clause (D) below and deliver any certificates evidencing such Equity Interests in its possession promptly as the Borrower may direct, (D) release any Guarantor (such released Guarantor, an "Excluded Subsidiary") that owns a Collateral Vessel that is subject to such Permitted Refinancing from its obligations under the Guaranty and other Loan Documents and any other Lien on any property of such Person granted to or held by the Administrative Agent or Security Trustee under any Loan Document, (E) execute, deliver or effect such other release documents

(including terminations of or amendments to Uniform Commercial Code Financing Statements) as may be reasonably requested by the Borrower, and (F) remove the respective Collateral Vessel from Schedule III hereto and send to all parties hereto such revised Schedule III;
(d)            upon the payment in full of all Term Loans and all other Credit Obligations (other than contingent obligations for indemnification or reimbursement in accordance with the terms of the Loan Documents for which no claim has been made), the Administrative Agent and the Security Trustee shall, at the Borrower's expense, release and terminate their respective Liens on the Collateral created under the Collateral Documents, and terminate the Loan Documents (except for such provisions as expressly survive such termination) and execute and deliver to the Loan Parties such documents as the Loan Parties may reasonably request to evidence such release and termination; and
(e)            any Guarantor shall be released from its obligations under the Guaranty and other Loan Documents if such Person ceases to be a Subsidiary as a result of a transaction permitted hereunder, including, without limitation, any transaction permitted pursuant to Section 5.01(d), 5.01(e) or 5.02(e) hereof or any transaction that has been consented to pursuant to Section 8.01 hereof and, in each case, any Lien on any property of such Person granted to or held by the
Administrative Agent or Security Trustee under any Loan Document shall be automatically  released in connection therewith in accordance with this Section 8.10. The Administrative Agent and Security Trustee will, at the Borrower's expense, execute and deliver to the applicable Loan Party such documents as such Loan Party may reasonably request to evidence the release of such Guarantor from its obligations under the Guaranty and the other Loan Document and the release of such Liens in accordance with the terms of the Loan Documents and this Section 8.10.
Upon request of the Administrative Agent at any time, the Required Lenders will confirm in writing the Administrative Agent's and the Security Trustee's authority to release their respective interest in particular types or items of Collateral, or to release any Guarantor from its obligations under the Guaranty (and any Lien on any Collateral of such Person granted to or held by the Administrative Agent or the Security Trustee under any Loan Document), pursuant to this Section 8.10.
Section 8.11. Patriot Act Notification. Each Lender and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Loan Parties that pursuant to the requirements of the USA PATRIOT ACT (Title III of Pub.L. 107-56 (signed into law October 26, 2001)) (as amended from time to time, the "Patriot Act") or other similar laws, it is or may be required to obtain, verify and record information that identifies each Loan Party, which information includes the name and address of such Loan Party and other information that will allow such Lender or the Administrative Agent, as applicable, to identify such Loan Party in accordance with the Patriot Act or other similar laws. The Borrower shall, and shall cause each of its Subsidiaries to, provide such information and take such actions as are reasonably requested by the Administrative Agent or any Lenders in order to assist the Administrative Agent and the Lenders in maintaining compliance with the Patriot Act or such other similar laws.
Section 8.12. JURISDICTION, ETC. (a) EXCEPT TO THE EXTENT SET FORTH EXPRESSLY IN ANY LOAN DOCUMENT, (i) THE BORROWER HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE EXCLUSIVE JURISDICTION, AND (ii) EACH OF THE ADMINISTRATIVE AGENT, THE SECURITY TRUSTEE AND EACH LENDER HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE NONEXCLUSIVE JURISDICTION, OF THE COURTS OF THE STATE OF NEW YORK OR OF THE UNITED STATES OF AMERICA SITTING IN
NEW YORK COUNTY, AND ANY APPELLATE COURT FROM ANY THEREOF, IN ANY

ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS TO WHICH IT IS A PARTY, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH NEW YORK STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY LAW, IN SUCH FEDERAL COURT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS AGREEMENT SHALL AFFECT ANY RIGHT THAT THE ADMINISTRATIVE AGENT, THE SECURITY TRUSTEE OR ANY LENDER MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS IN THE COURTS OF ANY JURISDICTION.
(b)            EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT IT MAY LEGALLY AND EFFECTIVELY DO SO, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS TO WHICH IT IS A PARTY IN ANY NEW YORK STATE OR FEDERAL COURT SITTING IN NEW YORK COUNTY. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.
Section 8.13. GOVERNING LAW. THIS AGREEMENT AND THE NOTES AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER AND THEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO ITS CONFLICTS OF LAW RULES (OTHER THAN SECTIONS 5-1401 AND 5-1402 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK).
Section 8.14. WAIVER OF JURY TRIAL. EACH OF THE BORROWER, THE ADMINISTRATIVE AGENT, THE SECURITY TRUSTEE AND THE LENDERS HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THE LOAN DOCUMENTS, THE TERM LOANS OR THE ACTIONS OF THE ADMINISTRATIVE AGENT OR ANY LENDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT THEREOF.
Section 8.15. Process Agent. The Borrower irrevocably appoints Star Bulk (USA) LLC at 21 East 37th Street, Garden Floor, New York, New York 10016, as its authorized agent (the "Process Agent") on which any and all legal process may be served in any action, suit or proceeding brought in any New York State Court or Federal Court of the United States of America, in each case sitting in New York County. The Borrower agrees that service of process in respect of it upon the Process Agent, together with written notice of such service given to it in the manner provided for notices in Section 8.02 hereof, shall be deemed to be effective service of process upon it in any such action, suit or proceeding. The Borrower agrees that the failure of the Process Agent to give notice to it of any such service shall not impair or affect the validity of such service or any judgment rendered in any such action, suit or proceeding based thereon. If for any reason the Process Agent named above shall cease to be available to act as such, the Borrower agrees to irrevocably appoint a replacement Process Agent in New York City, as its authorized agent for service of process, on the terms and for the purposes specified in this Section 8.15. Nothing in this Agreement or any other Loan Document will affect the right of any party hereto to serve process in any other manner permitted by applicable law.
Section 8.16. Judgment Currency. The Borrower hereby agrees that: (a) if, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder or any other Loan Document in Dollars into another currency, the Borrower agrees, to the fullest extent permitted by applicable law, that the rate of exchange used shall be that at which in accordance with normal banking procedures, the Administrative Agent could purchase Dollars with such other currency on the Business Day preceding that on which final judgment is given, (b) the obligation of the Borrower in respect of any sum due from it to any Secured Party shall, notwithstanding any judgment in a currency (the "Judgment Currency") other than Dollars, be discharged only to the extent that on the Business Day following receipt by such Secured Party of any sum adjudged to be so due in the Judgment Currency, such Secured Party may in accordance with normal banking procedures, purchase Dollars with the Judgment Currency. If the amount of Dollars so purchased is less than the sum originally due to such Secured Party from the Borrower in Dollars, the Borrower agrees, as a separate obligation and notwithstanding any such judgment, to indemnify and hold harmless such Secured Party against such loss, and if the amount of Dollars so purchased is greater than the sum originally due to such Secured Party from the Borrower, such Secured Party shall remit to the Borrower such excess (or to any other Person who may be entitled thereto under applicable law).
Section 8.17. Partial Invalidity. If any term or provision of this Agreement or any other Loan Document or the application to any person or circumstance shall, to any extent, be held to be illegal, invalid or unenforceable, the legality, validity and enforceability of the remaining portions of this Agreement or the other Loan Documents, or the application of such term or provision to persons or circumstances, shall not be affected or impaired thereby. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. In the event of any such illegality, invalidity or unenforceability, the parties hereto shall negotiate in good faith with a view to agreeing on a legal, valid and enforceable replacement provision which, to the extent practicable, is in accordance with the intent and purposes of this Agreement and in its economic effect comes as close as possible to the illegal, invalid or unenforceable provision.
Section 8.18. Concerning Wilmington. It is expressly understood and agreed by and among all of the parties hereto that, except as otherwise expressly provided herein, in the Security Trust Agreement or in any other Loan Document, (a) each of this Agreement and any other Loan Document is executed and delivered by Wilmington, not in its individual capacity but solely as trustee under the Security Trust Agreement, in the exercise of the power and authority conferred and vested in it as Security Trustee, and/or as Administrative Agent, in the exercise of the power and authority conferred upon it as Administrative Agent under Article VII of this Agreement, (b) certain of the representations, undertakings and agreements made in the Loan Documents by the Security Trustee and the Administrative Agent are not personal representations, undertakings and agreements, but are binding only on Wilmington, as trustee, and/or as agent, and (c) except as set forth in the proviso to this sentence, nothing herein contained shall be construed as creating any liability of Wilmington or any incorporator or any past, present or future subscriber to the capital stock of, or stockholder, officer or director of, Wilmington to perform any covenant, whether express or implied, contained herein, all such liability, if any, being expressly waived by each of the other parties hereto and by an Person claiming by, through or under any such party; provided, however, that notwithstanding anything in this Section 8.18 to the contrary, Wilmington shall be liable only to the extent of its own gross negligence or willful misconduct, as determined by a court of competent jurisdiction by final and non-appealable judgment.

Section 8.19. Concerning the Administrative Agent. The parties hereto recognize and agree that this Agreement is effective as to the Administrative Agent on August 20, 2014.

IN WITNESS WHEREOF, each of the Borrower and the Administrative Agent have caused this Agreement to be executed by their respective authorized signatories thereunto duly authorized, as of the date first above written.

UNITY HOLDING LLC, as Borrower

By: STAR BULK CARRIERS CORP., its Sole Member

By:______________________________
(Authorised Signatory)
Simos Spyrou

[Signature page to Senior Secured Credit Agreement]

[Signature page to Senior Secured Credit Agreement]

[Signature page to Senior Secured Credit Agreement]

[Signature page to Senior Secured Credit Agreement]

[Signature page to Senior Secured Credit Agreement]

[Signature page to Senior Secured Credit Agreement]

[Signature page to Senior Secured Credit Agreement]

[Signature page to Senior Secured Credit Agreement]

[Signature page to Senior Secured Credit Agreement]

[Signature page to Senior Secured Credit Agreement]

[Signature page to Senior Secured Credit Agreement]

[Signature page to Senior Secured Credit Agreement]

[Signature page to Senior Secured Credit Agreement]

[Signature page to Senior Secured Credit Agreement]